As filed with the Securities and Exchange Commission on April 22, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Annual Report Prepared Pursuant to an Indenture
for the Year Ended December 31, 2003

DYNEA INTERNATIONAL OY

13 Snellmaninkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNEA INTERNATIONAL OY

By:	/s/ Filip Frankenhaeuser

Name: Filip Frankenhaeuser
Title: Chief Financial Officer

Date: April 22, 2004

Exhibits

1.1	Annual Report For Dynea International Oy for the Year Ended December 31, 2003 (including the exhibits thereto).

ANNUAL REPORT FOR DYNEA INTERNATIONAL OY
FOR THE YEAR ENDED DECEMBER 31, 2003

PREPARED PURSUANT TO THE INDENTURE DATED AUGUST 8, 2000, BY AND BETWEEN THE BANK
OF NEW YORK AS TRUSTEE, DYNEA CHEMICALS OY, AS GUARANTOR AND DYNEA
INTERNATIONAL OY, AS ISSUER

     This annual report describes the operations of Dynea International Oy and the operations of Dynea Chemicals Oy, a subsidiary of Dynea International Oy, as the businesses of Dynea International Oy and Dynea Chemicals Oy are identical since all operations are conducted at or below the level of Dynea Chemicals Oy.

MARKET INFORMATION

     Information regarding market share, market position and industry data pertaining to our business contained in this annual report consists of estimates based on data and reports compiled by industry professional organizations and analysts and our knowledge of our sales and markets. We take responsibility for compiling and extracting but have not independently verified market data provided by third parties or industry or general publications. Similarly, while we believe our internal estimates to be reliable, they have not been verified by any independent sources.

 i

CERTAIN DEFINITIONS

     As used in this annual report, “we,” “our,” “us,” and “Dynea International” refer to Dynea International Oy, a holding company incorporated under the laws of Finland, together with Dynea Chemicals Oy, its wholly-owned holding company subsidiary incorporated under the laws of Finland and, where the context requires, their subsidiaries. Dynea Chemicals Oy is referred to as “Dynea Chemicals” and “the guarantor,” which also includes, where the context requires, its subsidiaries, and contains the resins manufacturing operations that were acquired from Fortum Oyj and, where the context requires, the other operations that historically were operations of Dynea Chemicals Oy and that have been sold. “Dynea” means Dynea Oy (formerly Nordkemi Oy). We are a wholly-owned subsidiary of Dynea Oy. “Neste” refers to the chemicals business, which was acquired from Fortum Oyj, on November 30, 1999. “Dyno” means Dyno ASA, a company incorporated under the laws of Norway, together with its subsidiaries, containing the resins manufacturing, paper overlays and oil field chemicals production operations that were acquired on August 8, 2000, and, where the context requires, the other operations that historically were operations of Dyno ASA and that have been sold.

FORWARD-LOOKING STATEMENTS

     Some statements in this annual report are not historical facts and are “forward-looking.” Words such as “believes,” “expects,” “estimates,” “may,” “intends,” “will,” “should” or “anticipates” and similar expressions or their negatives frequently identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or industry results to be materially different from those expressed or implied by those forward-looking statements. From time to time, we have made or may make forward-looking statements orally or in writing. Those forward-looking statements may be included in, among other things, press releases, filings with or submissions to the U.S. Securities and Exchange Commission, reports to shareholders and noteholders and other communications or oral statements made by or with the approval of an authorized executive officer.

     Forward-looking statements, such as statements regarding our ability to develop and expand our business, our ability to reduce costs, our ability to take advantage of new technologies, the effects of regulations (including tax regulations), litigation, our anticipated future revenues, capital spending and financial resources and other statements contained in this annual report regarding matters that are not historical facts, involve predictions. Actual events or results may differ materially as a result of risks and uncertainties that we face. Those risks and uncertainties include:

•	the significant amount of indebtedness we and our subsidiaries incurred and our obligations to service that indebtedness;

•	contractual restrictions on our ability to receive dividends or loans from some of our subsidiaries;

•	changes in our business strategy or development plans;

•	our ability to attract and retain qualified personnel;

•	worldwide economic and business conditions;

•	increased competition from other or new resins manufacturing companies;

•	customer purchasing behavior or trends toward consolidation or up-stream integration;

•	changing technology;

•	regulatory, legislative and judicial developments; and

•	operating difficulties.

     Some of these factors are discussed in more detail elsewhere in this annual report including, under the captions “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company—Business” and “Item 5. Operating and Financial Review and Prospects.”

     We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Item 1. Identity of Directors, Senior Management and Advisers.

     Not applicable.

Item 2. Offer Statistics and Expected Timetable.

     Not applicable.

Item 3. Key Information.

SELECTED COMBINED AND CONSOLIDATED
HISTORICAL FINANCIAL DATA OF DYNEA INTERNATIONAL

     The table below sets forth selected combined and consolidated historical financial data for Dynea International as of and for the periods indicated. The selected combined financial data as of November 30, 1999 and for the eleven month period ended November 30, 1999 and the selected consolidated financial data as of December 31, 1999, 2000, 2001, 2002 and 2003, and for the one month period ended December 31, 1999 and the years ended December 31, 2000, December 31, 2001, December 31, 2002 and December 31, 2003 have been derived from the audited combined and consolidated financial statements of Dynea International, which have been audited by PricewaterhouseCoopers Oy, independent accountants. Dynea International has prepared its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The selected combined and consolidated historical financial data of Dynea International should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the combined and consolidated financial statements of Dynea International included elsewhere in this annual report.

SELECTED COMBINED AND CONSOLIDATED

HISTORICAL FINANCIAL DATA OF DYNEA INTERNATIONAL

	Combined (4)	Consolidated (4)
	11 month	1 month
	Period	Period		Year ended
	Ended November 30,	Ended December 31,	December 31,
	1999	1999	2000	2001	2002	2003
	(millions)
Income Statement Data:
Sales	€770.6	€66.2	€1,054.6	€1,049.6	€955.8	€979.0
Other operating income	6.9	3.1	18.2	11.3	13.8	12.3
Cost of sales(1)			(913.4)	(894.1)	(798.0)	(857.8)
Selling and distribution expenses(1)			(49.2)	(41.8)	(41.3)	(32.8)
Research and development expenses(1)			(17.9)	(15.6)	(17.6)	(20.0)
Administrative expenses(1)			(59.1)	(65.8)	(55.5)	(56.4)
Changes in inventories and raw materials and consumables used(1)	(466.9)	(42.8)
Staff costs(1)	(120.8)	(10.3)
Other operating expenses(1)	(139.8)	(18.9)	(15.7)	(7.4)	(14.6)	(9.2)
Restructuring and other related items(1)	(1.4)	(0.2)	(25.5)	(3.2)	0.7	0.5
Profit on sale of associates(1)				3.0
Profit/(loss) on sale of discontinued operations(1)				(3.3)		1.4
Impairment write-downs(1)			(6.4)	(2.3)		(4.4)
Depreciation and amortization(1)	(45.7)	(4.8)	(6.9)	(15.1)	(14.6)	(11.1)

Operating profit (loss)	2.9	(7.7)	(21.3)	15.3	28.7	1.5
Finance costs	(4.5)	(2.0)	(75.1)	(80.2)	(50.0)	(59.2)
Share of results of associates	0.3	0.1	15.2	9.7	3.3	14.7

Loss before income taxes and minority interest	(1.3)	(9.6)	(81.2)	(55.2)	(18.0)	(43.0)
Income tax (expense) benefit	(15.3)	0.5	19.6	7.6	5.2	(19.3)

Loss from ordinary activities before minority interest	(16.6)	(9.1)	(61.6)	(47.6)	(12.8)	(62.3)
Minority interest benefit (expense)	0.4	(0.1)	(0.7)	(2.4)	(2.5)	(1.4)

Net loss	€(16.2)	€(9.2)	€(62.3)	€(50.0)	€(15.3)	€(63.7)

Supplemental Operating Data:
Capital expenditures	27.6	8.5	27.1	28.9	25.0	29.3
Cash Flow Statement Data:
Net cash inflow (outflow) from operating activities	5.6	(9.1)	(26.5)	0.3	14.9	37.2
Net cash inflow (outflow) from investing activities	(19.2)	(364.3)	39.1	46.1	(25.1)	11.1
Net cash inflow (outflow) from financing activities	23.6	408.7	(7.9)	(27.3)	(17.7)	(56.4)
Amounts in Accordance with U.S. GAAP:
Net (loss) income	(9.4)	(2.6)	(63.5)	(49.3)	0.3	(54.1)

	Combined (4)	Consolidated (4)
	As of
	November 30,	As of December 31,
	1999	1999	2000	2001	2002	2003
	( millions)
Balance Sheet Data:
Cash and cash equivalents	€26.4	€33.7	€40.2	€59.5	€31.9	€21.2
Working capital(2)	63.5	91.5	58.9	18.4	(24.0)	(23.1)
Intangible assets	51.8	90.6	277.9	269.2	252.7	178.9
Total assets	656.5	772.7	1,302.0	1,063.4	969.1	840.0
Total debt(3)	194.6	319.3	720.4	669.8	631.1	511.9
Shareholders’ equity	216.4	175.7	200.0	172.7	128.4	115.1
Amounts in accordance with U.S. GAAP
Shareholders’ equity	223.2	182.3	195.5	163.9	133.4	109.0

(see footnotes on the following page)

Footnotes To Historical Financial Data

(1)	Operating expenses are classified according to their nature in the combined income statements for the 11 months ended November 30, 1999, and for the one month period ending December 31, 1999, and according to their function in the consolidated income statements for the year ended December 31, 2000, 2001, 2002 and 2003. The change in the classification has been done to better reflect the management of expenses. In the consolidated income statements, where operating expenses are classified according to their function, depreciation and amortization includes only goodwill amortization.

(2)	Working capital is computed as current assets less current liabilities.

(3)	Total debt comprises long-term loans (including first years’ installments), bank loans, overdrafts and related party borrowings.

(4)	Due to the purchase of Neste on November 30, 1999, Dynea International’s combined financial statements for the periods prior to December 1, 1999 are not comparable to the consolidated financial statements presented subsequent to December 1, 1999.

EXCHANGE RATES

     On January 1, 1999, the euro was introduced as a new currency in Finland and ten other European Union member states. Before January 1, 1999, there was no exchange rate between the euro and the U.S. dollar. The legal rate of conversion between Finnish marks and euros was established on January 1, 1999 at FIM 5.94573 = €1.00. On January 1, 2002, the Finnish mark was replaced by the euro as the legal currency of Finland.

     The following table describes, for the periods and dates indicated, information concerning the noon buying rate for the euro in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Amounts are expressed in euro per $1.00, and average figures reflect the average of the noon buying rates on the last day of each month during the relevant period. The rate on March 26, 2004 was 0.8270.

	Period-end rate	Average rate	High	Low
Year
2003	0.7938	0.8853	0.9652	0.7938
2002	0.9530	1.0605	1.1615	0.9530
2001	1.1235	1.1224	1.1947	1.0488
2000	1.0652	1.0861	1.2092	0.9676
1999	0.9930	0.9445	0.9984	0.8466

Through March 26, 2004	0.8270	0.8151	0.8273	0.8044
February 2004	0.8038	0.7911	0.8048	0.7783
January 2004	0.8031	0.7913	0.8072	0.7780
December 2003	0.7938	0.8114	0.8280	0.7938
November 2003	0.8337	0.8546	0.8759	0.8337
October 2003	0.8614	0.8537	0.8624	0.8451
September 2003	0.8584	0.8879	0.9221	0.8584

RISK FACTORS

     You should carefully consider all the information in this annual report, including these material risk factors.

Risks Relating to Our Business

Our business is highly competitive, and in the future we may lose market share or profitability or our net losses may increase as a result of activities of our competitors.

     The markets for some of our products are highly competitive. We are exposed to the competitive characteristics of several different geographic markets and industries. We have identified a variety of competitive factors, including:

•	product quality;

•	product price;

•	reliability of product supply;

•	technical support and other customer services; and

•	proximity to customers.

     Some of our competitors, including Borden Chemicals Inc., Georgia-Pacific Corporation and BASF AG, are larger and have greater financial resources than we do. We also compete with a large number of smaller regional companies. We may lose market share to these or other competitors.

     In the past several years, there have been a number of mergers, acquisitions and spin-offs in the chemicals industry. This restructuring activity may result in our competitors consisting of fewer, larger producers. We believe that restructuring is further advanced in the North American resins market, but we expect significant restructuring in Europe and Asia. In addition, as the markets for our products expand, we expect that additional competition will emerge and that existing competitors may commit more resources to the markets in which we participate. This could lead to changes in the competitive environment, cause a decrease in our revenues and cash flow and have a detrimental effect on our business and operations.

We may possibly face competition from producers of materials that are substitutes for formaldehyde-based resins and paper overlays, which could lead to declines in sales or revenues from our sales of these products.

     We face the possibility of competition from a number of products that are potential substitutes for formaldehyde-based resins and paper overlays. Currently, we estimate that formaldehyde-based resins make up most of the resins used as panel board resins, wood and specialty adhesives and industrial resins. However, in some markets, non-formaldehyde based resins are a viable alternative to our formaldehyde-based resins. For example:

•	We estimate that, in North America, about 20% of the resins used for oriented strand board (“OSB”) are polyurethane-based products. Although such resins are more expensive than formaldehyde-based resins, less amounts are needed to produce the same amount of OSB, they are more water resistant than formaldehyde-based OSB resins and they allow for faster production speeds.

•	Acrylic resins are used as a substitute for formaldehyde-based resins in insulation. Recently, a major insulation manufacturer has completely replaced certain phenolic-formaldehyde resins with acrylic resins in the manufacture of its building insulation product.

•	Various latex and polyurethane products are used as substitutes for wood and resins-based adhesives by furniture manufacturers.

•	With regard to paper overlays, high pressure laminates, wood veneers, powder coatings, plastics, paint and lacquer are all substitutes. These products are increasingly popular substitutes for paper overlays, although they do not have identical characteristics to paper overlays.

     Considerable growth in these substitutes for resins or paper overlays could adversely affect our market share, net sales and profit margins. Furthermore, within our market, new products could be developed in the future which could further threaten our market share for some of our products.

We may face competition from our current customers in the panel board resins market, which could lead to declines in sales or revenues from these products.

     Many of our customers for panel board resins are currently large producers that are continuing to grow. As these large manufacturers expand their operations and build new facilities, they may choose to build their own panel board resins production facilities and begin to produce their own panel board resins, particularly those customers who use predominantly urea-formaldehyde resins. In some cases, those plants could be newer or more cost-effective than the plants we are currently using to supply those customers. Some of the larger wood panel producers already manufacture formaldehyde-based resins for their own use. Captive production of formaldehyde-based resins tends to be limited to the largest producers. These customers do, however, represent an important part of the market. We estimate that approximately 60% of our annual sales in 2003 derived from sales of urea-formaldehyde resins. If any customers begin to produce their own resins, either using a new plant or an existing facility purchased from another party, we could lose such customers, which could cause our revenues and cash flow to decline. If one of our plants is particularly dependent on such a customer, we could be forced to close that facility. In addition, if one or more of our customers decide to construct new facilities to produce their own resins, they may become our competitors.

We may lose market share as a result of customer consolidation, which could cause our income to decline and our net losses to increase.

     We are the third largest supplier of resins in North America. However, we estimate that both of our larger competitors supply about twice as much resin to the North American market (on a tonnage basis) than we do. This is due, in part, to considerable consolidation among our customers in that market over the past few years. Customers who intend to use a sole or dual-source supplier strategy may choose to pick one of or both of our two large competitors. Accordingly, our market share in North America may decline in future years, which could cause our revenues and cash flow to decline. In addition, there has been similar, although less extensive, consolidation in Europe, which could reduce our European market share.

Declines in worldwide economic conditions could lead to declines in our sales or could cause our net losses to increase.

     Our resins and paper overlays production businesses depend on the building construction and furniture manufacturing industries, which are global industries subject to regional or national cycles. These industries are particularly affected by any downturn in gross domestic product and, accordingly, any decline in gross domestic product in a given market could have a detrimental impact on our business, cash flow, results of operations and financial condition in that market.

Raw material prices may fluctuate significantly, which could lead to decreased profit margins for some of our products in some circumstances. In addition, we are somewhat dependent on certain suppliers for some of the raw materials we use to produce our resins and paper overlays.

     Our raw material costs in connection with the production of resins and paper overlays in 2003 consisted mainly of the cost of methanol, urea, phenol and melamine. For our paper overlays operations, paper is also a principal raw material. We purchase the majority of our raw materials as bulk commodities through a combination of long-term contracts of one to three years in duration, informal long-term arrangements with suppliers (typically one year at the time) and purchases on the spot market. Approximately 70% to 80% of our supply contracts for raw materials are long-term contracts or informal agreements with long-term suppliers. Our long-term contracts generally specify a supply volume level and guarantee availability of that supply. Prices under these contracts are either negotiated monthly or quarterly or they are tied to a formula based on a given benchmark reported by independent sources such as the Independent Commodity Information Service (ICIS) or Chemical Market Associates Inc. (CMAI). In connection with these purchases, we have been able to obtain some volume rebates. We also purchase raw materials directly on the spot market. Spot prices fluctuate and may be significantly less than, or significantly greater than, the prices we have paid for our raw materials purchased under long-term agreements.

     As the prices we pay for our raw materials change quarterly or monthly, we are subject to considerable volatility in the prices we pay for such materials. Prices of methanol and urea are highly volatile, while prices of phenol and melamine are generally slightly less so. Due to the considerable volatility in methanol and urea prices, our raw material costs can vary significantly both from year to year and during any given year. We are not always able to fully pass through to our customers the fluctuations in the prices of our raw materials. When increases occur, our sales may generate lower margins, particularly with respect to sales made under contracts with periodic adjustment features. There have been in the past, and may be in the future, periods of time during which we cannot recover cost increases. These failures to recover costs can result in part from competitive pressures, the timing of changes to the prices of raw materials and because at times, in some markets, industry over-capacity prevents selling prices from being raised. Furthermore, raw material cost decreases are generally reflected more quickly in our sales prices than raw material cost increases due to pressure from our customers.

     In addition, we may not be able to continue to purchase the volumes of raw materials that we require from our suppliers in the future. The loss of any of our major suppliers would take us, on average, three to six months and potentially as long as one year, to replace and could require that we make purchases on the spot market, at potentially higher prices, in the interim.

We depend on continued technological and product innovation for our future growth, and any failure to improve our products could lead to a decline in our market share and a resultant decrease in revenues.

     All of our businesses experience gradual periodic technological change, ongoing incremental product improvements and obsolescence of existing products. Manufacturers periodically introduce new products or production processes. In the past, we have benefited from our ability to operate at the forefront of some markets. We produce resins in thousands of different formulations, the great majority of which are individually tailored to meet the specific requirements of our customers. We continually seek to develop innovative, technically advanced products. These efforts typically result in the turnover of our portfolio of product formulations every three to five years. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in all key markets and successfully develop, manufacture and market products in such markets. We must identify, develop and market innovative products on a timely basis to replace existing products in order to maintain our competitive position.

     We intend to devote significant resources to the development of new technologically advanced products and intend to continue to devote a substantial amount of spending to the research, development and technology process functions of our businesses. However, we may fail to develop new products and/or technology or our customers may not accept such new products or technology. If we fail to keep pace with the evolving technological innovations in our markets, then our sales, profitability and cash flow will decline as our customers turn to newer products produced by our competitors.

Risks Relating to Our Company

Since our assets and all of the assets of our subsidiaries are already pledged as security for the obligations of our subsidiaries under the senior credit facility and other debt, we may find it difficult or impossible to borrow additional funds if we need to do so.

     The lenders under our existing senior credit agreement have a first ranking security interest in substantially all of the tangible and intangible assets our subsidiaries and a security interest in the shares we own of Dynea Chemicals Oy. In addition, some of the other debt of our subsidiaries is secured under similar, lower-ranking pledges of assets of those subsidiaries. These lenders are not obligated to allow us to enter into further security arrangements with these assets, or to allow us to grant similar security interests to new lenders. As a result, we and our subsidiaries may not be able to obtain additional loans from lenders who require us to provide them with security interests in those assets unless we can first repay all of our existing outstanding indebtedness under the senior credit agreement and other subsidiary debt. This may prevent us from obtaining additional funds when needed and could negatively affect our business and our results of operations.

We are subject to restrictive debt covenants that prevent us from taking a number of actions, including some actions which might increase our income or improve our financial results.

     The indentures governing our notes contain covenants with respect to us and our restricted subsidiaries that restrict, among other things:

•	the incurrence of additional indebtedness;

•	the payment of dividends on, and redemptions of, capital stock and the redemption of indebtedness that is junior in right of payment to the notes;

•	some other restricted payments including, without limitation, investments;

•	some transactions with affiliates;

•	some transfers or sales of assets;

•	the grant of liens on our properties;

•	the execution of sale and leaseback transactions;

•	the sale of stock or the issuance of disqualified stock and preferred stock of restricted subsidiaries;

•	the guarantee of indebtedness of our company, other than the notes, by our subsidiaries;

•	our expansion into unrelated businesses;

•	the creation of restrictions on distributions from restricted subsidiaries; and

•	consolidations, mergers and transfers of all or substantially all of our assets.

     These restrictions may prevent us from taking a number of actions, including some actions which might increase our income or otherwise improve our financial results.

Our subsidiaries are subject to restrictive debt covenants that prevent them from taking a number of actions, including some actions which might increase our income or improve our financial results, and which may prevent us from obtaining funds from them to repay the notes.

     Our subsidiaries are subject to the restrictive covenants and events of default provisions contained in the senior credit facility. These covenants and provisions restrict, among other things, the ability of our subsidiaries to make any payments or distributions to us in order to enable us to prepay the notes or make the interest payments under the notes while indebtedness under the senior credit facility is outstanding. In addition, such covenants and provisions may restrict us from taking certain actions, which would have otherwise increased our income or improved our financial results.

Our subsidiaries are required to satisfy and maintain certain financial condition tests, which if breached, may result in an event of default under our senior credit facility.

     The senior credit facility requires our subsidiaries to maintain specified financial ratios and to satisfy certain financial condition tests. The ability of our subsidiaries to meet those financial ratios and tests can be affected by events beyond our control, and our subsidiaries have in the past and may in the future fail to meet such ratios and tests. In February 2004 we negotiated with the senior lenders a waiver for all breaches of financial covenants relating to the 12 months ending December 31, 2003 as well as the amendment of the financial covenants relating to minimum debt-service, cash flow and interest-coverage ratios until December 31, 2004. In connection with these negotiations we have also agreed that the business plans for fiscal years 2005, 2006 and 2007 will be presented to the senior lenders for approval in December 2004, and if approved, the senior lenders will agree to an amendment of certain financial covenants for years 2005 to 2007. If the business plans are not approved, we will need to comply with the original financial covenants, and as these tests and financial ratios become more restrictive over the life of the senior credit facility, this may result in breaches of such covenants.

     A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under the senior credit facility. Upon the occurrence of any event of default under the senior credit facility, the senior lenders could elect to declare all amounts outstanding under the senior credit facility, together with accrued interest, to be immediately due and payable. If our subsidiaries cannot repay such amounts or if any other enforcement event under the security documents arises, the senior lenders could proceed against the collateral granted to them to secure repayment of any such amounts. If the senior lenders accelerate the payment of such amounts, the assets of our subsidiaries may not be sufficient to repay in full these amounts, to satisfy all other liabilities of our subsidiaries and to enable us to repay the notes in full.

We may still be able to incur substantially more debt which may be senior debt, in addition to that which we have already incurred, which could further increase the risks described above.

     We and our subsidiaries may be able to incur substantial additional debt in the future. We could, for example, incur an additional €30.7 million of debt under the revolving credit facility pursuant to the senior credit agreement beyond that which we had incurred as of December 31, 2003. The terms of the indenture restrict, but do not fully prohibit, us and our subsidiaries from borrowing additional debt. The additional debt we incur could be secured and debt of the guarantor could be senior to the guarantee. Debt incurred by our subsidiaries will be effectively senior in right of payment to the notes. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

We may not succeed in making further acquisitions or may not successfully integrate any further acquired operations, which could cause our net losses to increase or could lead to declines in our overall revenues or profitability.

     As part of our strategy, we may acquire companies or operations engaged in similar or complementary businesses to our own. Restrictions in the terms of the notes may, however, preclude our ability to make some acquisitions. Further, for acquisitions that are not precluded, we may need to borrow money which will increase our debt service requirements and could make it harder for us to make payments on the notes. In order to manage any acquisitions we successfully complete, we will need to continue to implement and improve our operational, financial and management information systems. If making acquisitions or integrating any acquired business diverts too much management attention from the operations of our core businesses, this could adversely affect our financial condition and results of operations. Any acquisition that we make could be subject to a number of risks, including:

•	failure to discover liabilities of the acquired company for which we may be responsible despite any investigation we may make before the acquisition;

•	our ability to assimilate the operations and personnel of the acquired company; and

•	the loss of key personnel in the acquired company.

     Any acquisition we consummate may fail to provide the benefits we originally anticipate. Furthermore, we may fail to identify attractive acquisition candidates, complete and finance potential acquisitions on favorable terms, or integrate acquired operations with our existing businesses.

We will have ongoing costs and may have additional costs, obligations or liabilities with respect to environmental matters, which may cause our net losses to increase in the future.

     Our operations are subject to extensive environmental, health and safety laws and regulations. Among other things, these laws and regulations:

•	regulate air emissions, wastewater discharges and other releases to the environment, the handling and use of hazardous materials, the generation, treatment, storage and disposal of wastes, and workplace conditions, as well as other aspects of our operations and products;

•	impose requirements relating to the clean-up of contamination;

•	impose liability in the event of harm to human health, the environment and natural resources; and

•	provide for substantial fines and potential criminal sanctions for violations.

     We incur substantial costs in our efforts to comply with these laws and regulations. At some of our sites, there may be contamination from past operations, which requires, or is anticipated to require, investigation and remediation. The nature of the chemical industry also exposes us to risks of liability under these laws and regulations due to the production, storage, transportation and sale of materials that can cause harm to human health, the environment and natural resources. In addition, individuals could seek damages for alleged personal injury or property damage due to exposure to chemicals at our facilities or to chemicals otherwise produced, owned or controlled by us.

     We expect that our operations will continue to be subject to increasingly stringent environmental and health and safety laws and regulations. We anticipate that these laws and regulations will continue to require increased costs and impose additional liabilities. Future changes to environmental, health and safety laws and regulations may be significant, and contamination could occur or be identified in the future. Our future cash flow may decline as a result of increased expenditures on environmental health or safety matters as the amounts we have currently provided may not be adequate. In addition, other parties that have contractual commitments to us in connection with potential environmental liability matters may fail to honor such commitments. For example, the agreement with Fortum Oy relating to the acquisition of Neste in 1999 provides a cost-sharing mechanism for remedial costs relating to environmental contamination. See below in “Item 4. Information on the Company – Environmental, Health and Safety Matters.” If Fortum Oy fails in the future to honor its commitments under the cost-sharing mechanism, we may incur additional expenditures on environmental health or safety matters.

We may have ongoing liabilities associated with the explosives business of Dyno vis-à-vis third parties, which could lead to unforeseen expenses and could cause our net losses to increase in the future.

     Dyno ASA had historically owned and operated the explosives business of Dyno in Norway. The assets related to that business were transferred to Dyno Nobel ASA at the time we acquired Dyno ASA. Some of the liabilities related to the activities of that business prior to that transfer may remain with us. In addition, the explosives business of Dyno in countries other than Norway was conducted by former and current subsidiaries of Dyno ASA, and we may have some remaining liabilities from past activities of those subsidiaries as well. However, Dyno Nobel ASA has agreed to indemnify us for any loss, liability, claim, damage or defense we may face as a result of Dyno’s prior ownership of the assets related to the explosives business.

     The nature of Dyno’s former explosives business involved storage and detonation of explosives, which is treated in the United States as an inherently dangerous and ultra-hazardous activity. Accordingly, Dyno’s former subsidiaries in the United States which have been transferred to Dyno Nobel ASA or its affiliates, including companies that are still subsidiaries of Dyno, may be held liable for personal injury or property damage that resulted from the storage or detonation of explosives in the past, regardless of the degree of care they exercised.

     While Dyno and those of its subsidiaries engaged in the explosives business followed regulations and industry standards applicable to storage and distribution of ammonium nitrate and explosive products prior to the transfer of those operations to Dyno Nobel ASA, the possibility of criminal misuse of products produced by Dyno or its former explosives-related operations cannot be excluded. Dyno’s products may have been stolen or diverted to improper use and litigation might be brought against us seeking to hold Dyno liable in such a case. Litigation is impossible to predict and future legal actions may be material. Similarly, attempts may be made to sue Dyno ASA or its affiliates in the future under a variety of legal theories in Norway, the United States, or in other countries for its previous ownership of the explosives business. However, no such attempts have been made to date.

Our operations are exposed to various risks because we operate in different countries around the world, which may lead us to incur unanticipated expenses or encounter unanticipated difficulties that negatively impact our business, our future revenues or our future profitability.

     Because liquid resins cannot generally be transported economically over long distances, our resins production facilities are located close to our customers around the world. Our international operations are generally subject to many additional risks, including:

•	multiple and possibly conflicting laws and unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing international operations;

•	potentially adverse tax consequences;

•	import and export restrictions and tariffs;

•	political instability;

•	cultural differences; and

•	increased expenses due to inflation.

     Any one of these factors could hurt our sales of services and products to international customers, which could cause our revenues to decline and adversely impact our business, cash flow, financial position and results of operations.

As a large portion of our revenues are denominated in currencies other than the euro, changes in exchange rates could cause our financial results to decline as reported in euros.

     Our revenues, costs, assets and liabilities are denominated in multiple currencies, particularly the U.S. dollar, the Canadian dollar and the Norwegian kroner. This exposes us to fluctuations in various currencies, which may affect our financial condition and results of operations as reported in euro.

     In addition, changes in exchange rates could hurt our ability to make planned capital expenditures as well as servicing our debts as a result of increased costs relating to our operations in various jurisdictions. We may not in all cases be able to use currency hedging transactions to protect against transaction risk.

     We are also subject to interest rate risk relating to raises in interest rates, as borrowings under our senior debt facility are based on floating interest rates, such that if interest rates increase, our interest expenses will also increase. This risk is only partially mitigated by interest rates swaps from floating to fixed interest rates into which we have entered.

An adjustment to the carrying value of our goodwill or the amortization period would adversely affect our operating results and net worth.

     We have a significant amount of goodwill. As of December 31, 2003 we had unamortized goodwill of €174.5 million, which represents 21% of our total assets, 27% of our total non-current assets and 152% of shareholder’s equity. A significant change in market conditions that reduces the estimated future cash flows of the company may trigger an impairment of our goodwill. This would result in a non-cash charge and reduce the operating profit in the year the impairment is recognized and reduce the annual amortization charge in future years. A decrease in the period over which the company estimates the life of goodwill would result in an increased annual amortization charge in future years.

We have an unfunded pension obligation, which could cause us to incur additional future expenses, which may cause our net losses to increase.

     As of December 31, 2003, we have an unfunded pension obligation of €33.5 million, which exceeds the accrued pension cost on our balance sheet by €16.2 million. In the event of changes in the structure of the company, insolvency, or other circumstances, an unrecognized obligation may become payable under the terms of the company’s pension plans. This obligation is senior to our obligation to repay amounts due under the notes.

Item 4. Information on the Company.

History and Development

     Dynea International Oy and Dynea Chemicals Oy consist primarily of the combined panel board resins and industrial and surfacing businesses of Neste Chemicals and Dyno ASA. Dynea International Oy, formerly known as Neste Chemicals International Oy, is a limited liability company, domiciled in Helsinki, Finland, founded on June 30, 2000, and registered with the Finnish Trade Register on July 3, 2000, in connection with the acquisition of Dyno ASA. Dynea International Oy represents the successor entity created from the acquisition of Neste Chemicals on November 30, 1999 and the acquisition of Dyno ASA on August 8, 2000. Dynea International Oy had no operations until November 30, 1999 when we acquired the Neste Chemicals chemicals businesses from Fortum Oy, the Finnish state oil and gas company. “Neste” represents the predecessor combined specialty chemicals businesses carved-out from Fortum Oy.

     Prior to June 30, 2000, the operations of Dynea International were conducted by Dynea Chemicals Oy. Dynea Chemicals Oy, domiciled in Helsinki, Finland, was founded on September 8, 1999 and was registered with the Finnish Trade Register on September 13, 1999. Our address is Snellmaninkatu 13, 00170, Helsinki, Finland, and our telephone number is + 358 10 585 2000. Dynea International Oy is a wholly owned subsidiary of Dynea Oy, formerly Nordkemi Oy, a company controlled by Industri Kapital AB, and Dynea Chemicals Oy is a wholly owned subsidiary of Dynea International Oy.

     The Acquisition of Neste

     In November 1999, our parent company, Dynea Oy, which was then known as Nordkemi Oy, acquired the Neste chemicals business controlled by Fortum Oy. Shortly after our incorporation, Dynea Oy contributed all of the issued and outstanding shares in Dynea Chemicals Oy (which had been incorporated in September 1999 as part of the acquisition of Neste and was formerly known as Neste Chemicals Oy) to us in exchange for all of our issued and outstanding shares.

     The Acquisition of Dyno

     We acquired Dyno ASA on August 8, 2000. Prior to the acquisition of Dyno ASA, Dyno ASA was a public company organized under the laws of Norway whose global operations spanned several industrial activities in the fields of explosives and chemicals. We acquired the resins manufacturing, paper overlays and oil field chemicals production operations and other operations which historically were operations of Dyno ASA.

     Recent Acquisitions and Investments

     On January 1, 2002, Dynea Chemicals Oy acquired all of the share capital of Levonal GmbH, which was renamed Dynea Holzeime GmbH. On January 17, 2002, Dynea ASA increased its ownership of the shares in Ulrich Lübbert GmbH from 20% to 40%. These two German investments totaled €1.15 million.

     During 2002 and 2003, Dynea International invested in a new resins and paper overlays plant in Gaoyao, Guandong, Peoples Republic of China and in a new panel board resins plant in southern Thailand. Dynea (Guangdong) Co Ltd was incorporated and granted with a business license in January 31, 2002 and the plant was inaugurated in November 2003. The new panel board resins plant in south Thailand is a partnership between Dynea International and local Thai investors and it was incorporated on April 1, 2002 as Dynea Krabi Co. Ltd. The Dynea Krabi Co. Ltd plant started production in June 2003. Our investments in Dynea (Guangdong) Co Ltd and Dynea Krabi Co. Ltd amounted to €4.8 million and

€1.9 million during 2002 and 2003, respectively, and we estimate that expenditures on these two plants will total during 2004 €2.4 million and €0.5 million, respectively.

     On February 13, 2003, we acquired from our parent company Dynea, the Chemitec companies consisting of Dynea Erkner GmbH and Dynea Holding B.V. with its subsidiaries, producing phenolic resins for various applications, for a consideration of €36.2 million.

     During 2003, Dynea International invested in a new wood and specialty plant in Surabaya, Indonesia. The plant was inaugurated in August 2003. Our total investment in Surabaya amounted to €0.7 million during 2003.

     Sales of Non-Core Operations

     In order to form a leading global panel board resins and industrial and surfacing products company, we have sold a number of our non-core operations. In January 2003, we sold our oil field chemicals business to M-I LLC for cash consideration of €76 million. Our oil field chemicals business consisted of oil field chemical production operations for chemicals that were used to facilitate oil production and transportation. There were no sales reported from the oil field chemicals business segment during 2003 because the disposal became effective as of January 1, 2003.

Corporate Structure

     The following chart is a summary of our corporate structure and ownership at December 31, 2003.

Markets

     We are a global specialty chemicals company. We develop, manufacture and sell a diverse range of resins, adhesives and paper overlays and operate primarily in the panel board resins and industrial and surfacing industry. Although between 2001 and 2002, we also produced oil field chemicals for the oil industry, in January 2003 we sold our oil field chemicals business. See “—Sale of Oil Field Chemicals.” We operate primarily in Europe, North America and Asia. The following chart shows our revenues by geographic location for the past three years:

	2001	2002	2003
Europe	€465.8	€413.3	€455.7
Americas	418.0	378.9	385.8
Asia and Oceania	157.7	156.7	133.0
Other	8.1	6.9	4.5

     The following chart shows our revenue by product for the past three years:

	2001	2002	2003
Panel Board Resins	€522.8	€468.0	€489.3
Industrial and Surfacing	392.6	389.5	461.5
Discontinued Operations	104.2	71.2	—
Other	30.0	27.1	28.2

     The overall market for formaldehyde-based resins is primarily driven by production levels in the construction and furniture industries, which are in turn affected by general economic conditions. This market is also driven by reduced availability and increased prices of log timber, which is expected to continue to result in composite boards gaining market share in the wood products market.

     As with formaldehyde-based resins, the market for paper overlays is driven in large part by activity levels in the construction and furniture industries, which are in turn affected by general economic conditions. Both markets are somewhat seasonal, as demand drops off in December and during the summer holidays, due to the decreased number of working days.

Products

     We develop, manufacture and sell a diverse range of panel board resins as well as industrial and surfacing products in the form of formaldehyde-based resins and paper overlays.

     Panel Board Resins (which we estimate were approximately 50% of our 2003 total revenues). Our customers use panel board resins to bond various combinations of woodchips, fibers and veneer to manufacture different types of wood based panels. The most common wood based panels are particleboard, plywood, medium density fibreboards and oriented strand boards, which is a substitute for plywood.

Different types of panel board resins are used depending on requirements such as water resistance, pressing time, strength and appearance. In 2003, we produced 1.8 million tons of panel board resins.

     Industrial and Surfacing (which we estimate were approximately 47% of our 2003 total revenues). In 2003, we produced 0.5 million tones of industrial and wood and specialty adhesive resins.

     We manufacture primarily the following three types of products:

•	Industrial resins (which we estimate were approximately 48% of our 2003 industrial and surfacing related revenues). Our customers use industrial resins to produce paper overlays, insulation materials and specialty products for applications such as abrasives, foam, friction products, filters, resins for foundry, molding compounds etc. The construction related products are used by manufacturers in the construction and building materials industry who use them in a number of industrial applications such as roofing and in insulation materials. This category also includes some non-formaldehyde-based resins. The specialty products (technical resins) are primarily used in automotive and metal working industries. The degree of customization of these products varies considerably depending on their end use.

•	Wood and specialty adhesives (which we estimate were approximately 24% of our 2003 industrial and surfacing related revenues). Generally, our customers use our wood solutions to manufacture both engineered and interior wood products. Engineered wood products include laminated beams, I-beams, posts and other wood supports for construction; interior wood products include furniture, cabinets, doors, window frames and parquet flooring. Additionally, we supply specialty adhesives to the paper packaging, shoe and construction industries. Our adhesive solutions are customized and designed to improve customer efficiency and to meet all regulatory requirements.

•	Paper Overlays (which we estimate were approximately 28% of our 2003 industrial and surfacing related revenues). We produce both industrial and decorative paper overlays. In 2003, we produced approximately 290 million square meters of paper overlays. Sales of industrial overlays accounted for approximately 62% of the total volume of paper overlays sold in 2003. Paper overlays consist of paper that has been saturated or coated with resins. These papers are then generally bonded under pressure and at high temperatures onto a variety of core materials, including particle board, MDF, OSB and plywood, for use as surface enhancements or finishes for decorative or industrial applications. Industrial paper overlays provide strength and protection and are used in the manufacture of signboards, concrete molds, truck beds and exterior siding. Decorative paper overlays are used in manufacturing products such as furniture, kitchen cabinets, store fixtures and laminated flooring.

Sales and Marketing

     We employ approximately 300 people in our worldwide sales and marketing operations, who are supplemented by a technical support staff responsible for assisting our customers in developing and implementing products for use in their production processes. In addition, local and senior management is also involved in marketing and selling our products. Our sales representatives have on average more than ten years’ experience with our company or our predecessors. We provide what we believe to be a high level of support and service to all of our customers. We believe our sales staff is experienced, well known and respected by our customers.

     Our sales force includes both individual sales representatives based locally in all of the major markets we serve and specialized “key customer” sales teams operating from bases in Europe, North America and Asia. Our “key customer” sales teams market the full range of our products to some of our larger customers and are responsible for coordinating our total offering to these accounts, including sales and technical support. In addition, for some customers for whom we are a sole supplier, we monitor the supply of resins and provide them with additional resins when their supply drops below a designated level. We also sell our paper overlays products through agents on a commission basis in markets where we do not have our own sales staff.

Contracts and Pricing

     The majority of our sales are made under long-term contracts or long-standing informal relationships with our customers. The prices for our products depend significantly on a number of factors, including the type of product being sold, raw material prices, the market prices for similar products, volume discount arrangements and the service solution package offered to enhance customer satisfaction.

     Resins. Most of the long-term resins contracts we enter into provide for volumes to be supplied to customers over a period of time. These contracts generally have a duration of one year, but they can also have a duration of a quarter of one year. Prices under many of these contracts are subject to adjustment on a periodic basis, usually monthly or quarterly. These adjustments are usually based on changes in raw material costs, but other factors, such as general market conditions, also have an effect on the adjusted price. We also offer volume rebates under some sales contracts. Within Europe, more than half of our wood and specialty adhesives sales are made on the basis of long-term relationships with customers under which pricing and volumes are set on a quarterly basis. Some of our sales, especially in the Asia-Pacific region, are also made to customers with whom we do not have contracts or long-term relationships, who need products on short notice or at a particular price.

     The sales prices of our panel board resins and industrial resins are primarily a function of the prices of the raw materials we use to make our products, transportation costs and market conditions. The sales prices for our wood and specialty adhesives are a function of product performance, customer service solution package provided, raw material prices and general market conditions.

     Paper Overlays. About half of our sales of industrial paper overlays are made under contracts having duration of one year or more. Approximately one-third of our paper overlays sales result from short-term contracts, with the remainder consisting of single sales to clients with whom we have no contract or long-term relationship. More than three-quarters of our largest industrial paper overlays contracts are requirements contracts under which we are our customers’ sole supplier for a given product or range of products. About half of our sales of decorative paper overlays are made under contracts having duration of one year or more, while remaining sales are in the form of single sales to customers for a particular volume of a particular product.

     The price at which we sell our paper overlays is primarily related to the prices of the papers and raw materials for the resins used in their manufacture. However, pricing for industrial paper overlays and decorative paper overlays differs somewhat. The pricing for industrial paper overlays is fairly stable, in large part due to the long-term contracts we have entered into and in part due to our ability to absorb some costs with respect to these products. The prices of decorative overlays vary more with changes in the price of raw materials, even in the case of long-term contracts, which are often based on raw material prices.

Customers

     Our customers range from some of the largest companies in the building materials and furniture industries to small-scale local furniture and wood materials manufacturers.

     Resins. Our customers include major panel board producers in Europe, North America and Asia. We have long-standing relationships with the majority of our resins customers.

     Customer size varies both by product and by region. In general, our customers for panel board resins tend to be quite large, especially in North America and Europe. In contrast, and with some exceptions, our customers for wood and specialty adhesives and industrial resins are smaller. Customers in the Asia-Pacific region, Eastern Europe and South America all tend to be smaller and the markets more fragmented, although there are a few large panel board resin customers in these areas as well.

     Currently, a limited number of our customers operate in more than one region. We believe, however, that the number of multiregional customers will continue to increase due to growth in newer markets, such as the Asia-Pacific region and South America, and due to additional consolidation in more mature markets. We believe that some customers will seek centrally negotiated supplier contracts with international suppliers like us, and that we are well positioned to fulfill their needs.

     In Western Europe, some panel board resins customers have built and operate their own resins production facilities within their panel production plants in an effort to ensure supply and capture incremental margins. While we believe there might be a slight trend toward this so-called “captive” production in Western Europe, this trend appears to be limited to large panel board manufacturers in new production facilities. See “Item 3. Key Information—Risk Factors—Risks Relating to our Business—We may potentially face competition from our current customers in the panel board resins market.” In contrast, in the United States, we have not noticed a trend toward captive production. Rather, in some instances, some North American customers have moved away from captive production. We believe we are well positioned to take advantage of any move away from this type of production in any of the markets we serve.

     In the industrial resins market certain resin manufacturers have stopped their own resin production and have begun to purchase the resins for on sale from specialty companies like Dynea because of rising environmental pressures and the growing investment requirements of speciality chemistry required in such production.

     Paper Overlays. Customers of our paper overlays products include major users of industrial and decorative paper overlays in Europe, Asia-Pacific, South America and North America.

     The paper overlays market is predominantly composed of local and regional customers who serve the construction and furniture industries, which are also largely local and regional in nature. We do not have many global or multi-regional paper overlays customers. However, there are a few panel board and furniture producers who are global or multi-regional, and we expect them to increase their purchases on a multi-regional basis.

     The production of industrial paper overlays is more limited than decorative paper overlays due to smaller and more fragmented customers and end markets, and the technical engineering required in product design and application.

     Within the United States, there is a trend toward growth in decorative products generally, particularly laminate flooring, and we believe we are well positioned to take advantage of the future development of this business.

Manufacturing and Production

     We operate 51 production facilities in 24 countries in Europe, the Asia-Pacific region, North America and South America. Some of the plants in China, Indonesia, Malaysia, Thailand, Australia, Brazil,

Denmark, Hungary and Pakistan are owned and operated by us as majority owned entities or joint ventures, or represent investments in which we hold minority interests of 20% to 50%. The maximum capacity of the plants is presented in the following tables. However, our actual capacity at any given time may vary depending upon a variety of factors, including the types of products being made, the number of production runs required to make them and the mix of products being manufactured.

     Resins. Our total resins manufacturing capacity is approximately 3.5 million metric tons per year. In 2003, we produced approximately 2.3 million metric tons of resins. Our main operations are focused in North America, Western Europe and the Asia-Pacific region.

     The table below shows the amount of formaldehyde-based resins and formaldehyde (37% solution) we are able to produce each year in each of the countries in which we have resins production facilities.

	Formaldehyde-
	based		Formaldehyde
Country*	resins (tons)		(tons)
Australia	52,000		40,000
Austria	260,000		260,000
Belgium	130,000		90,000
Brazil**	149,000		64,000
Canada	378,000		225,000
China	105,000	***	—
Denmark	80,000	***	80,000
Finland	200,000		81,000
France**	37,000		—
Germany**	78,000		—
Hungary	45,000		60,000
Indonesia	50,000	***	33,000
Ireland	125,000		68,000
Malaysia	60,000		43,000
Mexico	42,000		15,000
The Netherlands	210,000		189,000
New Zealand	179,000		120,000
Norway	191,000		129,000
Poland	14,000		—
Singapore	90,000		99,000
Thailand	65,000	***	—
United Kingdom	110,000		—
United States	860,000		420,000
Vietnam	20,000		—

Total	3,530,000		2,106,000

*	We have more than one plant in most of these countries. In addition, our operations in China, Indonesia, Malaysia and Thailand are operated as majority-owned companies and our operations in Australia, Denmark and one plant in Brazil are operated as joint ventures.

**	We acquired new plants in Brazil, Germany and France in 2003 as a result of acquiring the Chemitec companies from our parent company Dynea.

***	We produce an additional 4,000, 4,000, 25,000 and 5,000 tons of non-formaldehyde-based resins in China, Denmark, Indonesia and Thailand, respectively. Our formaldehyde-based resins capacities increased in China and Thailand due to the production of our new plants in Guandong, China and Krabi, Thailand during 2003.

     Paper Overlays. We currently have a total annual production capacity of 210 million square meters of decorative paper overlays and 305 million square meters of industrial paper overlays. In 2003, we produced and sold approximately 290 million square meters of paper overlays.

     Our paper overlay production facilities are located in the United States, Finland, China, Indonesia and Brazil. The table below shows the amount of paper overlays we are able to produce each year in each of the countries in which we have paper overlays facilities.

	Decorative Paper	Industrial Paper
Country	Overlays	Overlays
	(million sq. m.)
Brazil*	35	—
Finland**	—	55
Indonesia***	—	35
United States**	175	215

Total	210	305	****

*	Operated as a 50% owned joint venture.

**	Wholly owned.

***	Operated as a 70% majority-owned company.

****	It is estimated that an additional 25 million sq. m. of industrial paper overlays will be available in China once construction of our plant is completed.

Suppliers, Raw Materials and Procurement Practices

     The majority of our raw materials are bulk commodities, which we buy under long-term or short-term contracts or informal non-contractual long-term arrangements with suppliers. Prices for our raw materials under these contracts and long-term arrangements generally change on a periodic basis and are linked to a number of factors including the spot market price, purchase volumes, world energy prices (such as natural gas and fuel oil) and overall market supply and demand for such materials. We also supplement these contracts and informal long-term arrangements with purchases on the spot market. We are not highly dependent on any one supplier for any of our raw materials, and with sufficient notice (of approximately six months to a year, depending on the raw material) we believe we could replace even our key suppliers with purchases from other suppliers, on the spot market or through suppliers from other markets.

     Resins. The principal raw materials we use to manufacture resins are methanol (which we use to manufacture formaldehyde, an intermediate product), urea, phenol and melamine. Together these raw materials make up approximately 60-90% of our total resin-related raw material costs. All of the raw materials we purchase are bulk commodities with standard specifications.

     We have centralized purchasing in North America and Europe for our four main raw materials. In our purchasing, we endeavor to make purchases that allow us to benefit from economies of scale to the extent possible, and, therefore, often concentrate our purchases from global suppliers, when available. However, in some markets and for some products, we are not able to purchase from global suppliers, due to the lack of global suppliers or due to other limitations. Since all of our raw materials are bulk commodities, we have significant flexibility in selecting our suppliers. We obtain our raw materials through long-term contracts of one to three years in duration, informal long-term arrangements with suppliers, and purchases on the spot market. Our long-term contracts typically provide for a fixed volume of raw materials while under our informal long-term arrangements volumes are more flexible and usually negotiated on a quarterly or monthly basis. Prices under our contracts are sometimes based on formulas, but more often, and especially in the case of our informal long-term arrangements, prices are set either quarterly or monthly and are based on a number of factors, including spot prices, regional price variations, our volume and delivery needs and overall market supply. As a percentage of our overall raw material costs, prices of methanol and urea are quite volatile, while, all other things being equal, prices of phenol and melamine are slightly less so. We are often able to negotiate volume discounts.

     For all of our raw materials, we rely on a number of different suppliers. We purchase from most of the major producers in each industry as complemented by local and regional producers as well as raw material traders. Since many of our operations rely on local or regional suppliers and since many of our facilities are in remote locations, we are not always able to negotiate better prices solely based on our size.

Paper Overlays. Paper and resins constitute the main raw materials used in the paper overlays business. In 2003, we produced approximately half of the resins we used to manufacture paper overlays and purchased the remaining resins from other manufacturers.

     We purchase paper from a number of suppliers. Our purchase contracts for industrial paper are mostly one-year contracts with fixed price terms, while we purchase decorative paper under informal arrangements whereby volumes and prices are set quarterly. Approximately 85% of the paper we buy is standardized while 15% is custom produced by printers to meet customers’ specific needs. When we purchase custom produced papers, our customers commit to purchase the paper, thereby allowing us to pass paper costs directly to customers. We maintain an inventory of standardized papers, enabling us to avoid backlogs and production delays.

Environmental, Health and Safety Matters

     We are subject to extensive, evolving and increasingly stringent environmental, health and safety laws and regulations governing our operations and products in many of the locations in which we operate. The laws and regulations applicable to our operations address, among other things, the following:

•	air emissions;

•	wastewater discharges to surface and subsurface waters;

•	other releases into the environment;

•	handling, use and disposal of hazardous materials;

•	generation, handling, storage, transportation, treatment and disposal of wastes; and

•	maintenance of safe conditions in the workplace.

     Obtaining, producing and distributing many of our products involve the use, storage, transportation and disposal of toxic and hazardous materials. Although we devote considerable effort to limiting emissions, there are significant environmental, health and safety risks inherent in our operations and products, and we may be subject to liability in the event of harm to human health or the environment. Both the raw materials and resins produced by us, including methanol, phenol, urea, melamine and formaldehyde, pose risks of acute and chronic health effects and sensitization (development of allergies), as well as fire hazard. The high toxicity means that ground and surface water must be protected from contamination.

     In 2003 we implemented a global safety program to reduce the risks related to handling and processing phenol at our various plants and other sites. The program included specific internal audits in 2002 and based on those over 800 corrective actions were implemented. Safety in general has been a focus area for us in 2003. Our annual recordable worldwide injury frequency rate has been reduced by 28%, down to 11 recordable injuries per million working hours.

     We also are subject to environmental laws and regulations that may require us to investigate and remediate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in our property, without regard to whether the owner or operator knew of or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred.

     As is typical in the chemical businesses, at some of our production sites with an extended history of industrial use, it is likely that significant soil and groundwater contamination has occurred in the past. Contamination requiring, or anticipated to require, investigation and remediation has been identified at some sites, and contamination might occur or be discovered in the future at other sites. For example, when Dynea Chemicals purchased the Ste. Therese, Canada resins plant from Reichhold Ltd. in 1992, the site had already been contaminated and a project to clean up the property on the site had already begun. The clean up project has involved removing buried drums and soil that were contaminating ground water leaving the property. Between 1996 and 2002, approximately 780 buried drums, which contained alkyd and polyester resins, ethyl benzene, as well as printing inks, have been removed and disposed of at a secured land fill site. In conjunction with the drum removal, approximately 13,240 metric tons of contaminated soil were also removed and sent off site. A wastewater treatment pond and a safety pond were lined with geo-membrane liners to stop future seepage that could cause contamination of soil and ground waters. Two new containment dikes were also constructed to hold storage tanks, which in the past were not located inside dikes. The dikes can accommodate additional tanks in the future. All work was completed to the satisfaction of the Canadian environmental ministry in 2002.

     It is difficult to estimate the future costs of environmental investigation and remediation because of many uncertainties, including the possibility that additional contamination could occur or be identified in the future and potential future changes to laws and regulations. Subject to the foregoing, but taking into consideration our experience to date regarding environmental matters of a similar nature and currently known facts, we believe that the costs related to environmental remediation will not have a material adverse effect on our business and financial results. Because of the nature of our operations, however, there can be no assurance that significant liabilities and costs relating to environmental, safety and health matters will not be incurred in the future.

     The agreement relating to the acquisition of Neste in 1999 provides a cost-sharing mechanism for remedial costs relating to environmental contamination. This cost-sharing mechanism will be in place for a period of 8.5 years from the completion of that agreement. An oxidizer system at the formaldehyde plant in North Bay, Canada was installed in 2003 to eliminate, in practice, all the VOC emissions. In addition, the agreement relating to the acquisition of Neste contains an indemnity provision in connection with the litigation relating to the Ste. Therese site described below in “Item 8. Financial Information—Legal Proceedings.” The agreement relating to the acquisition of Neste provides that we shall be indemnified and held harmless by the seller with respect to losses arising from ongoing litigation among Neste Canada Inc., Dynea Canada Ltd., Reichhold Chemicals Inc. and Reichhold Limited regarding environmental remedial work and environmental remediation work projects at the Ste. Therese facility in Canada.

Insurance

     We hold property damage insurance and business interruption insurance for periods of up to two years and up to €100 million per site (property damage and business interruption combined). We also carry global third party liability coverage for products and activities of up to €322.5 million as well as liability insurance on behalf of our directors and officers. Additionally, we carry cargo insurance covering the value of shipped goods of up to €2.5 million.

Property

     We operate 51 manufacturing facilities in 24 countries. The following table sets forth information with respect to these facilities.

		Approximate
	Leased/	area
Property/Location	Owned	(square meters)	Principal products manufactured	% Ownership
Dynea
Bunbury, Australia	Leased	31,500	Resins, formaldehyde	50%
Krems, Austria	Owned	274,000	Resins, formaldehyde	100%
Gent, Belgium	Leased	27,500	Resins, formaldehyde	100%
Araucària, Brazil	Owned	91,400	Resins, formaldehyde	50%
Curitiba, Brazil	Leased	8,700	Paper overlays	50%
Sao Paolo, Brazil*	Owned and leased	6,500	Resins	99%
Kamloops, Canada	Owned	28,000	Resins	100%
North Bay, Canada	Owned	105,200	Resins, formaldehyde	100%
Ste. Therese, Canada	Owned	90,600	Resins, formaldehyde	100%
Thunder Bay, Canada	Owned	93,000	Resins, formaldehyde	100%
Shanghai, China	Leased	4,000	Resins (non-formaldehyde)	100%
Beijing, China	Leased	6,500	Resins	55%
Guangdong, China**	Owned	45,000	Resins, paper overlays	100%
Århus, Denmark	Leased	16,200	Resins, formaldehyde	50%
Kvistgård, Denmark	Leased	1,300	Resins	50%
Vejle, Denmark	Leased	1,900	Resins	50%
Hamina, Finland	Leased	102,600	Resins, formaldehyde	100%
Joroinen, Finland	Leased	18,700	Hardeners	100%
Kitee, Finland	Owned	13,400	Paper overlays	100%
Brebières, France*	Owned	28,200	Resins	100%
Dielheim, Germany	Leased	2,000	Resins	100%
Erkner, Germany*	Owned	120,000	Resins	100%
Kazincbarcika, Hungary	Owned and leased	40,000	Resins	100%
Jakarta, Indonesia	Owned and leased	18,500	Resins (non-formaldehyde)	51%
Surabaya, Indonesia	Owned	8,100	Resins (non-formaldehyde)	51%
Langsa, Indonesia	Leased	20,000	Resins	70%
Medan, Indonesia	Leased	20,000	Paper overlays	70%
Cork, Ireland	Leased	26,300	Resins, formaldehyde	100%
Seremban, Malaysia	Owned	7,300	Resins, formaldehyde	68.7%
Durango, Mexico	Owned	36,000	Resins, formaldehyde	100%
Delfzijl, The Netherlands	Leased	85,000	Resins, formaldehyde	100%
Nelson, New Zealand	Owned	21,700	Resins, formaldehyde	100%
New Plymouth, New Zealand	Owned	90,100	Resins, formaldehyde	100%
Engene, Norway	Owned	200,000	Resins	100%
Lillestrøm, Norway	Owned and leased	263,000	Resins, formaldehyde, hardener	100%
Trzemeszno, Poland	Owned	34,400	Resins	100%
Singapore	Leased	27,500	Resins, formaldehyde	100%
Krabi, Thailand	Owned	15,200	Resins	55%
Samutprakarn, Thailand	Owned	3,000	Resins (non-formaldehyde)	60%
Aycliffe, United Kingdom	Owned	9,500	Resins	100%
Mold, United Kingdom	Leased	4,500	Resins	100%
Andalusia, AL, USA	Owned	86,700	Resins, formaldehyde	100%
Moncure, NC, USA	Owned	222,500	Resins, formaldehyde	100%
Springfield, OR, USA	Owned	69,000	Resins, formaldehyde	100%
Toledo, OH, USA	Owned	54,600	Resins, formaldehyde	100%
Winnfield, LA, USA	Owned	145,700	Resins, formaldehyde	100%
Hayward, WI, USA	Owned	80,900	Paper overlays	100%
Portland, OR, USA	Owned	55,600	Paper overlays	100%
Tacoma, WA, USA,	Leased	21,800	Paper overlays	100%
Welcome, NC, USA	Owned	46,000	Paper overlays	100%
Ho Chi Minh City, Vietnam	Leased	30,000	Resins	100%

*	We acquired new plants in Brazil, Germany and France in 2003 as a result of acquiring the Chemitec companies from our parent company Dynea.

**	Under construction

For a discussion of the productive capacity of our facilities, see “—Manufacturing and Production.”

Significant Subsidiaries

Our principal subsidiary undertakings as at December 31, 2003 are as follows:

	Country of	% Ownership
Subsidiary	Incorporation	December 31, 2003
Dynea ASA	Norway	100%
Dynea Austria GmbH	Austria	100%
Dynea B.V.	Netherlands	100%
Dynea Chemicals Oy	Finland	100%
Dynea Erkner GmbH*	Germany	100%
Dynea Ireland Ltd	Ireland	100%
Dynea NV	Belgium	100%
Dynea Finland Oy	Finland	100%
Dynea UK Ltd	UK	100%
Dynea Resins France SAS*	France	100%
Dynea Canada Inc	Canada	100%
Dynea Overlays Inc	USA	100%
Dynea U.S.A. Inc.	USA	100%
Dynea NZ Ltd	New Zealand	100%
Dynea Singapore Pte. Ltd	Singapore	100%
PT Dyno Indria	Indonesia	51%

*	The Chemitec companies were acquired from our parent company Dynea in 2003.

Sale of Oil Field Chemicals

     In January 2003, we sold our oil field chemicals business to M-I LLC, for €76 million in cash. In 2002, sales of oil field production chemicals generated revenues of approximately €71 million.

Item 5. Operating and Financial Review and Prospects.

     This discussion and analysis should be read together with the combined and consolidated financial statements of Dynea International, and the notes to those financial statements, which are included in this annual report. The combined and consolidated financial statements of Dynea International have been prepared in accordance with IFRS. IFRS differs in some significant respects from U.S. GAAP. The most significant differences between IFRS and U.S. GAAP are described in the notes to the Dynea International financial statements.

Our Operations

     We are a global specialty chemicals company. We develop, manufacture and sell a diverse range of resins and paper overlays. We have 51 production sites located in 24 countries, with operations in Europe, North America and South America and the Asia-Pacific region. In 2003, we had revenues of €979.0 million and a net loss of €63.7 million.

     The principal segments on which we focus our business are panel board resins and industrial and surfacing, which consists of resins, adhesives and paper overlays products. We estimate that panel board resins products were approximately 50% of our total revenues in 2003 and industrial and surfacing products were approximately 47% of our total revenues in 2003. The remaining revenues in 2003 (approximately 3%) were related to small, non-core operations.

     Current Operations

     Beginning in the first quarter of 2003, we divided our bonding and surfacing business segment into the panel board resins and industrial and surfacing operating segments, to better reflect the ongoing operations of our business. Prior periods have been restated to reflect this change. In addition, the other operations and discontinued operations business segments are reported separately.

     Panel Board Resins business segment consists of various mainly formaldehyde-based resins that are used in manufacture of particle board, plywood, medium density fibreboard and oriented strand board. Dynea International manufactures panel board resins in 32 plants in 21 countries. Most of the panel board resins plants also manufacture products for the industrial and surfacing segment.

     Industrial and Surfacing business segment includes industrial resins, wood and specialty adhesives and paper overlays products. Industrial resins are used for producing paper overlays, insulation materials and specialty products for use in abrasives, foam, friction products, filters, resins for foundry and molding compounds. Wood adhesives are used in manufacture of engineered and interior wood products whereas specialty adhesives are used for paper and packaging applications. The paper overlays products we produce are used in the manufacture of both industrial and decorative paper overlays.

     Other Operations business segment includes several small non-core operations such as a polyvinyl chloride manufacturing plant in Finland, and certain business support, corporate functions and treasury operations.

     Discontinued Operations

     In order to form a leading global panel board resins and industrial and surfacing products company, we have sold a number of our non-core operations. These operations, such as oil field chemicals and polyester described below were sold over the course of 2001 and 2003.

     Oil Field Chemicals consisted of our oil field chemical production operations for chemicals that are used to facilitate oil production and transportation. We sold this business in January 2003 for €76 million in cash.

     Polyester consisted of Dynea International’s unsaturated polyester resins and gelcoat manufacturing operations, which are used in the building, construction, land transport and marine industries. We sold this business in April 2001 for €65.8 million in cash.

     Factors Affecting our Core Operations

     We have operation facilities in Europe, North America, South America and the Asia-Pacific region. Our resins and paper overlays production businesses depend on the building, construction and furniture manufacturing industries, which are global industries subject to regional and national cycles. Our overall market is primarily driven by production levels in the construction and furniture industries, which are in turn affected by general economic conditions. General economic conditions in 2003 were not favorable, as economic growth continued to be slow in most of our markets and certain markets entered recession. As a result, reduced construction resulted in reduced demand for many of our products. Other factors, such as reduced prices for raw materials and increased competition in certain markets, also had an overall impact on our results of operations.

     Revenues

     In 2003, we derived revenues from the sale of panel board resins, industrial resins, wood and specialty adhesives, paper overlays and other products to our customers. We support our sales by providing many of our customers with on-site technical services and marketing support with respect to our product lines. As a result of seasonal, market, or other fluctuations, our results of operations for interim periods may not necessarily be indicative of results for the full year. Our revenues are driven primarily by:

•	the prices at which we sell our products; and

•	the sales volumes of our products.

     Pricing. The prices of our products reflect significantly the prices of the raw materials we use to manufacture our products. For most of our products, therefore, our per-unit sales margin—the amount of per-unit revenues remaining after the deduction of the per-unit cost of production—tends to remain relatively stable other than at times of significant raw material price volatility. The prices we charge under our contracts:

•	are often subject to adjustment on a periodic basis (usually monthly or quarterly) based on factors such as changes in raw material costs, the availability of resins from competitors and general market conditions; and

•	may be discounted in the case of bulk purchases or sales to larger customers.

     In most cases, the periodic nature of these price adjustments results in some delay in our ability to pass price changes in raw materials through to our customers. Furthermore, in some cases, we may not be able to pass through the full impact of a price increase due to competitive pressures in the markets in which we operate.

     The prices of certain higher margin products, such as some of our wood and specialty adhesives, do not reflect their raw material costs to the same extent as many of our other products because raw materials represent a smaller portion of their sales price. These higher margin products are also more profitable to distribute due to the lower volumes and higher per-unit sales prices. See “Item 3. Key

Information—Risk Factors—Risks Relating to our Business—Raw material prices may fluctuate significantly.”

     Sales Volumes. Because customer demand in the building products and furniture industries (which we believe together account for approximately 90% of our panel board resins and industrial and surfacing product sales) is affected by general economic conditions, our sales volumes are primarily driven by the level of general economic activity in the local markets in which we operate. In each of these local markets, therefore, levels of new home or office construction, home or office remodeling and furniture production, have a corresponding effect on the sales volumes of our resins, wood and specialty adhesives and paper overlays products.

     Costs and Expenses

     Our principal costs and expenses are:

•	raw materials;

•	employees;

•	maintenance;

•	transportation; and

•	other expenses.

     Raw Materials. Raw materials constituted approximately 70% of our resins manufacturing costs in 2003. The principal raw materials we use to manufacture resins are methanol, urea, phenol and melamine. Together these raw materials account for approximately 60-90% of our total resin-related raw material costs: in 2003, approximately 30% of our raw material expenses related to purchases of methanol; approximately 30% of our raw material expenses related to purchases of urea; approximately 25% of our raw material expenses related to purchases of phenol; and approximately 15% of our raw material expenses related to purchases of melamine.

     Raw materials constitute approximately 80% of our paper overlay manufacturing costs in 2003. Paper, resins and other chemicals and additives constitute the main raw materials used in the paper overlays business.

     In 2003, 50% of our total raw material expense related to the purchase of paper and 20% related to the purchase of resins. In 2003, we produced approximately 50% of the resins we used to manufacture paper overlays, and purchased the remaining resins from other manufacturers.

     Employees. Personnel costs in 2003 represented approximately 14% of our overall operating expenses, excluding depreciation and amortization, restructuring charges, and impairment charges.

     Maintenance. We make significant expenditures on routine maintenance relating to our operations. These expenditures typically relate to routine repair operations, cleaning our manufacturing equipment, replacing defective equipment and general maintenance to maintain the existing standard of our current facilities.

     Transportation. The expense of delivering our products is another factor that affects per-unit product expenses. In particular, our liquid resins are expensive to transport. Depending upon customer location and competitive factors, either we or our customer may directly bear freight costs. When our customer bears the freight cost, there may be a corresponding decrease in our sales price. Accordingly, except for customers located near our production facilities, freight costs are a significant factor in our expense levels and/or profitability.

     Other Expenses. Other expenses that we incur include energy expenses, service costs, insurance, rents, research and development costs, advertising and marketing costs and various other charges.

     Depreciation and Amortization

     We incur depreciation and amortization charges with respect to our investment in tangible and intangible assets.

•	Our tangible assets primarily consist of our property, plant and manufacturing equipment.

•	Our intangible assets primarily consist of goodwill we have acquired in connection with the acquisition of various businesses.

     Restructuring and Impairments

     In 2001, in conjunction with the decision to close the Europoort plant by January 1, 2002, Dynea International recorded a €7.2 million provision relating to contractual lease payments for the closed plant site, employee termination benefits for involuntarily terminated employees, environmental site remediation, and demolition costs. Also in 2001, €1.5 million was paid and €0.9 million of contractual lease payments were reversed as Dynea International exited the Europoort site earlier than estimated. At December 31, 2001, the remaining provision included contractual lease payments for the closed plant site and employee termination benefits for these terminated employees of €4.8 million, of which €0.4 million was paid during 2002, €0.4 million was paid during 2003 and €1.1 million was released during 2003. At December 31, 2003 the remaining provision related to these restructurings amounted to €2.9 million.

     In 2001, Dynea International continued its efforts to streamline operations. Provisions charged to the income statement relate to termination charges of 50 employees at three plants and various other expenses associated with the closure of certain operations in Austria and the Netherlands totaling €3.2 million. At December 31, 2001 the remaining provision related to these restructurings totaled €5.8 million, of which €2.1 million was paid and €0.7 million released during 2002, and €0.5 million was paid and €0.6 million released during 2003. At December 31, 2003 the remaining provision related to these restructurings amounted to €1.9 million.

     In 2003, Dynea International decided to restructure and optimize its resins operations in Norway. During 2004, the production at the Engene plant will be relocated to the Lillestrøm plant. The decision led to personnel redundancies and the provisions related to employee termination and impairment charges of €1.2 million and €4.4 million, respectively.

     Effect of Currency Movements on Revenues, Expenses and Results of Operations. As we conduct business in North America, South America, Europe and Asia-Pacific, our results of operations are subject to currency translation and transaction risks. Currency translation risk is the effect of transactions conducted in other currencies as reported in our financial statements in euro, and currency transaction risk is the effect of an operation entering into either a purchase or sales transaction using a currency other than its functional currency. Approximately 80% to 90% of our revenues and costs are denominated in euros, U.S. dollars, Canadian dollars, Norwegian kroner and currencies which are either formally or informally linked to the euro and the U.S. dollar.

     Currency Translation Risk. With respect to currency translation risk, we generally keep our operating subsidiaries’ accounts in the functional currency of the jurisdiction in which the given subsidiary primarily operates. We then translate profits and losses and cash flows from operations denominated in currencies other than euro into euro at average rates of exchange during the relevant financial period and assets and liabilities of our operations denominated in currencies other than euro into euro at the exchange rate on the balance sheet date for inclusion in our consolidated financial statements. The resulting gains and losses, as well as currency differences arising from the translation at period end rates of the net investment in overseas operations and exchange gains and losses arising on foreign currency borrowings which finance a proportion of foreign currency investments, are treated as a movement in equity.

     The effect of currency translation on our financial statements arising from the depreciation of the euro against other currencies shows a positive impact on our revenues and net income as reported in euro in our financial statements, while the appreciation of the euro against other currencies shows a negative impact. For example, the table below illustrates the effect on Dynea International’s operations of appreciation and depreciation of the U.S. dollar, the Canadian dollar and the Norwegian kroner as reported on a euro basis from 2001 to 2003. This table reflects the exchange rates used by Dynea International in preparing its consolidated accounts.

	U.S. dollars			Canadian dollars			Norwegian kroner
		Revenue			Revenue			Revenue
	Euro	Effect	Cost Effect	Euro	Effect of	Cost Effect	Euro	Effect of	Cost Effect
	Appreciation	of U.S.	of U.S.	Appreciation	Canada	of Canada	Appreciation	Norway	of Norway
	(Depreciation)	Operations	Operations	(Depreciation)	Operations	Operations	(Depreciation)	Operations	Operations
2002 to 2003	19.6%	€(53.7) million	€(52.7) million	7.0%	€(6.3) million	€(6.0) million	6.4%	€(4.1) million	€(4.7) million
2001 to 2002	5.0%	€(14.7) million	€(13.9) million	6.3%	€(5.4) million	€(4.9) million	(7.2)%	€8.0 million	€10.3 million

     Currency Transaction Risk. In addition to currency translation risk, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or sales transaction using a currency other than its functional currency. We are generally able to hedge against currency transaction risk by matching revenues and costs in the same currency. In Europe, we price a large portion of our sales and purchases in euros and, in the United States, we price most sales and purchases in U.S. dollars. To the extent that there is a deficit between local currency funds generated by our manufacturing operations and our local currency payment requirements, we generally hedge those deficits using spot or forward foreign exchange contracts approved by our corporate treasury function. Counterparties in those transactions are internally approved commercial banks. To a degree, we are also able to hedge against this risk by periodically adjusting our prices to account for exchange rate fluctuations.

Seasonality

     Our sales are somewhat seasonal, and, in particular, sales of resins and paper overlays are linked to the performance of the construction and furniture industries. The periods of highest demand for these products and, therefore, highest volumes, are in the spring and fall. Sales volumes of these products are somewhat lower in December and during the summer holidays, due to the reduced number of working days.

Dynea International—Results of Operations

Results

     The following table sets forth the consolidated operating results for Dynea International for the years ended December 31, 2001, December 31, 2002 and December 31, 2003.

	Year Ended	Year Ended	Year Ended
	December	December 31,	December 31,
	31, 2001	2002	2003
Sales
Panel Board Resins	€522.8	€468.0	€489.3
Industrial & Surfacing	392.6	389.5	461.5
Other Operations	30.0	27.1	28.2
Discontinued Operations	104.2	71.2	–

Total	€1,049.6	€955.8	€979.0
Primary Operating Expenses (1)
Panel Board Resins	€479.5	€420.4	€453.9
Industrial & Surfacing	351.7	352.7	430.8
Other Operations	44.4	35.8	39.6
Discontinued Operations	96.4	65.1	–

Total	€972.0	€874.0	€924.3
Restructuring and Impairment
Panel Board Resins	€2.1	–	€4.5
Industrial & Surfacing	2.6	–	–
Other Operations	0.6	(0.7)	(0.6)
Discontinued Operations	0.2	–	–

Total	€5.5	€(0.7)	€3.9
EBITDA(2)
Panel Board Resins	€41.2	€47.6	€30.9
Industrial & Surfacing	38.3	36.8	30.7
Other Operations	(15.0)	(8.0)	(10.8)
Discontinued Operations	7.6	6.1	–

Total	€72.1	€82.5	50.8
Depreciation and Amortization
Panel Board Resins	€22.4	€20.3	€20.1
Industrial & Surfacing	26.5	26.6	27.2
Other Operations	2.9	3.1	3.4
Discontinued Operations	4.7	3.8	–

Total	€56.5	€53.8	€50.7
Profit on Sale of Associates
Panel Board Resins	0.9	–	–
Industrial & Surfacing	2.1	–	–
Profit/(Loss) on sale of operations
Discontinued Operations	(3.3)	–	1.4
Operating Profit
Panel Board Resins	€19.7	€27.3	€10.8
Industrial & Surfacing	13.9	10.2	3.5
Other Operations	(17.9)	(11.1)	(14.2)
Discontinued Operations	(0.4)	2.3	1.4

Total	€15.3	€28.7	€1.5
Finance Costs	80.2	50.0	59.2
Shares of Results of Associates and Joint Ventures	9.7	3.3	14.7
Income Tax (Benefit)/Expense	(7.6)	(5.2)	19.3
Minority Interest Expense	2.4	2.5	1.4

Net Loss	€(50.0)	€(15.3)	(63.7)

(1)	Primary operating expenses represent changes in inventories of finished goods and work in progress, raw materials and consumables used, services and rents, staff costs, and other operating expense, offset by other operating income and are equivalent to the sum of variable and fixed costs, less restructuring and impairment charges, in prior periods.

(2)	EBITDA, as defined by the company, represents earnings before interest, taxes, depreciation and amortization charges. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies. We have included the EBITDA, a non-GAAP measure, because we understand that EBITDA is used by certain investors, not as a measure of our operating results, but as a measure of our historical ability to meet debt service and capital expenditure requirements. EBITDA should not be considered as an alternative measure of operating results, cash flow from operations, or debt determined under generally accepted accounting principles (GAAP).

The following table sets forth the reconciliation between EBITDA and cash flow from operations for Dynea International for the years ended December 31, 2001, December 31, 2002 and December 31, 2003.

	Year Ended	Year Ended	Year Ended
	December	December	December
	31, 2001	31, 2002	31, 2003
EBITDA	€72.1	€82.5	€50.8
Restructuring and impairment	5.5	(0.7)	3.9
Working capital changes	45.1	4.2	8.4

Cash flow from operations	€122.7	€86.0	€63.1

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Sales. Sales increased 2% to €979.0 million in 2003 from €955.8 million in 2002. Dynea International’s sales increased 10% excluding the impact of foreign exchange rate fluctuations and changes in Group structure. Sales increased due to higher average prices as a result of increased raw material prices and due to higher volumes. The Chemitec companies, which Dynea International acquired from its parent, Dynea Oy, in January 2003, contributed €91.1 million to sales in 2003. There were no sales reported from discontinued operations in 2003 as opposed to €71.2 million in 2002 due to sale of the oil field chemicals business in January 2003.

     Panel Board Resins. Sales from panel board resins products increased 5% to €489.3 million in 2003 from €468.0 million in 2002. The overall increase in sales for panel board resins products was mainly due to the average prices for our products being higher in 2003 than in 2002. Prices for our products were higher as a result of the average prices of our raw materials being higher in 2003 than in 2002. During the same period, our sales volumes decreased by 2%. We sold 1,825 thousand tons of resins and formaldehyde in 2003 compared to 1,860 in 2002.

     Sales and sales volumes of panel board resins products varied across markets. In Europe, sales volumes of panel board resins increased overall, although performance varied depending on the country. Strong demand and production difficulties encountered by our competitor resulted in an increase in the volumes of panel board resins sold in Europe. Sales values also grew as a result of an increase in prices for our products. In North America sales volumes of panel board resins products increased in 2003 as compared to 2002. As a result of higher prices due to higher raw material costs the value of sales in 2003 rose compared with 2002. In Asia, the slowdown in demand for panel board resins resulted in a decrease in sales volume. Sales values of panel board resins in Asia also decreased from 2003 to 2002.

     Industrial and Surfacing. Sales from industrial and surfacing increased by 18% to €461.5 million in 2003 from €389.5 million in 2002. In 2003, the Chemitec companies contributed €86 million to the sales. During 2003, our sales volumes of resins and formaldehyde increased by 27%. We sold 495 thousand tons of resins and formaldehyde in 2003 compared to 390 thousand tons in 2002. The Chemitec companies contributed 90 thousand tons of resins and formaldehyde to the sales volumes in 2003.

     Sales volumes of industrial resins increased in 2003 compared to 2002 due to the Chemitec companies, which Dynea International acquired from Dynea Oy in January 2003. In addition, as in other product areas, sales values rose due to higher prices.

     With regard to wood adhesives, sales volumes increased in 2003 as compared to 2002 due to our marketing and sales efforts and our improved market position in Asia Pacific. However, sales values of wood and specialty adhesives decreased during 2003 compared to 2002 due to the impact of the weak Norwegian kroner.

     With regard to sales of paper overlays, sales values decreased during 2003 as compared to 2002 primarily due to an unfavorable product mix and the weak U.S. dollar. We sold 290 million square meters of paper overlays in 2003 compared to 265 in 2002. A substantial part of this increase was due to increased deliveries from our facilities located in Welcome, North Carolina. In addition, we succeeded in increasing our sales volumes in Asia, facilitated by exports to China from our plant in Indonesia.

     Other Operations. Sales from other operations increased 4%, to €28.2 million in 2003 from €27.1 million in 2002. This increase was mainly attributable to increased sales of certain research and development services.

     Discontinued Operations. There were no sales associated with discontinued operations in 2003. Sales from discontinued operations were €71.2 million in 2002 including the operations of our oil field chemicals business, which was sold in January 2003.

     Operating profit. Operating profit decreased to €1.5 million in 2003 from €28.7 million in 2002.

     Panel Board Resins. Operating profit associated with panel board resins products decreased by 60%, to €10.8 million in 2003 from €27.3 million in 2002. The decrease in operating profit was largely due to an increase in operating expenses, which in turn was attributable to the increase in the prices of the main raw materials used to make panel board resins products in 2003 as compared with 2002.

     During this period our operating expenses associated with panel board resins products increased 8%, to €453.9 million in 2003 from €420.4 million in 2002. Within panel board resins operations significant changes occurred in our raw material prices. At the beginning of 2003, the prices of our key raw materials (methanol, phenol, melamine, urea) were approximately 10% to 50% higher than in the beginning of 2002. As a result, our average raw material prices and, consequently, our raw material related expenses, were higher in 2003 than in 2002.

     In Europe, operating profits decreased during the year largely due to an increase in operating expenses. Difficult market conditions reduced sales and placed downward pressure on prices. In North America, our operating profit from panel board resins decreased in 2003 compared to 2002. This was due to the difficult business environment in the North American market and general economic downturn, which affected the Dynea International’s customer industries. In addition, our operating expenses increased in North America in 2003 as compared to 2002. In Asia Pacific, our operating profit was lower in 2003 than in 2002 primarily due to the drop in demand and increased raw material prices.

     In 2003, we incurred a restructuring expense and impairment write-down of €5.6 million relating to the decision to restructure and optimize Dynea resins operations in Norway but we released a €1.1 million restructuring provisions related to the closure of the Europoort plant.

     Depreciation and amortization charges associated with panel board resins products decreased to €20.1 million in 2003 from €20.3 million in 2002 mainly due to foreign exchange gains. Depreciation and amortization charges included goodwill amortization of €2.7 million in both 2003 and 2002.

     Industrial and Surfacing. Operating profit from industrial and surfacing products decreased 66% to €3.5 million in 2003 from €10.2 million in 2002. During this period our operating expenses associated with industrial and surfacing products increased 22%, to €430.8 million in 2003 from €352.7 million in 2002 due to the significant increases in raw material prices. In particular, prices of phenol increased significantly and rapidly during the second quarter of 2003.

     Operating profit from industrial resins increased in 2003 as compared to 2002 due to higher demand in Europe and contributions from the Chemitec companies. Operating profit from wood and specialty adhesives decreased in 2003 as compared to 2002 predominantly due to increases in raw material costs for wood and specialty adhesives during 2003. High raw material prices and a less profitable product mix led to a decrease in operating profit from paper overlays in 2003 as compared to 2002.

     Depreciation and amortization charges associated with industrial and surfacing products increased by 2%, to €27.2 million in 2003 from €26.6 million in 2002, mainly due to decreased goodwill amortization charges. Depreciation and amortization charges associated with industrial and surfacing products included goodwill amortization of €8.4 million and €9.2 million in 2003 and 2002, respectively.

     Other Operations. Operating loss from other operations increased by 28%, to €14.2 million in 2003 from €11.1 million in 2002. This increase in operating loss was mainly attributable to the increases in the administrative expenses of corporate functions.

     In 2003 and 2002, we released €0.6 million and €0.7 million in restructuring provisions, respectively, associated with other operations.

     Deprecation and amortization charges related to our other operations were essentially stable at €3.4 million in 2003 as compared to €3.1 million in 2002.

     Discontinued Operations. In 2003, operating profit reported from discontinued operations amounted to €1.4 million, which consisted of the gain on the sale of the oil field chemicals segment in January 2003. In 2002, we had a profit of €2.3 million, which reflected the revenues from our oil field chemicals business.

     Finance Costs. Dynea International’s finance costs increased 18%, to €59.2 million in 2003 from €50.0 million in 2002. The net interest expense amounted to €48.1 million in 2003 compared to €61.6 million in 2002. The net interest expense reduction of €13.5 million in 2003 resulted mainly from decreasing interest rates, which reduced the cost of our senior bank financing, and from the repayments of senior bank loans. Net foreign exchange gains and losses showed a loss of €2.4 million in 2003 compared to a €16.5 million gain in 2002. Other financial costs increased €3.7 million mainly due to lower fair value gains from the interest rate swaps in 2003 than 2002 and from additional amortization of capitalized arrangement fees relating to the prepayments of senior bank loans with proceeds from the sale of the oil field chemicals business.

     Share of Results of Associates and Joint Ventures. Our share of results from associates and joint ventures increased to €14.7 million in 2003 from €3.3 million in 2002, primarily due to the positive results of Methanor v.o.f, a methanol production company in which we have a 40% investment. Over the course of 2003, demand for and the price of methanol increased considerably as compared to 2002.

     Income Tax Expense. Income tax expense increased to €19.3 million for 2003 from a benefit of €5.2 million in 2002. The income tax expense in 2003 comprised a current year tax charge of €12.2 million as compared to €10.3 million in 2002, net of the movement in deferred tax expense of €7.1 million as compared to deferred tax benefit of €15.5 million in 2002. The income tax in 2003 was mainly comprised of the tax effect from the disposal of the oil field chemicals segment.

     Minority Interest. Minority interest expense decreased to €1.4 million in 2003 compared to €2.5 million in 2002.

     Net Loss. Net loss increased significantly to a loss of €63.7 million in 2003 from a loss of €15.3 million in 2002, primarily as a result of lower operating profit generated by our panel board resins and industrial and surfacing operations and foreign exchange losses as well as increased impairment charges, offset by higher income from associates and joint ventures.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Sales. Sales decreased 9% to €955.8 million in 2002 from €1,049.6 million in 2001.

     Panel Board Resins. Sales from panel board resins decreased 10% to €468.0 million in 2002 from €522.8 million in 2001. The overall decrease in sales for panel board resins products was mainly due to the fact that the average prices for our products were lower in 2002 than in 2001. Prices for our products were lower due to a number of factors, which placed downward pressure on them. The most significant of these factors was the fact that average prices for our raw materials were lower in 2002 than in 2001. In addition, weakening demand and increased competition in certain markets also placed downward pressure on our prices. During the same period, our sales volumes increased by 1%. We sold 1,860 thousand tons of resins and formaldehyde in 2002 compared to 1,840 in 2001.

     Sales and sales volumes of panel board resins products varied across markets. In Europe, sales volumes of panel board resins decreased overall, although performance varied depending on the country. Sales values declined also as a result of the decrease in prices for our products. In North America sales volumes of panel board resins increased in 2002 as compared to 2001, though volumes in the last two quarters of 2002 were lower than in 2001. As a result of lower prices due to lower raw material costs and a competitive pricing environment the value of sales declined compared with 2001. In Asia, sales volumes of panel board products increased, largely as a result of strong activity in New Zealand and Australia. In Japan, recently enacted formaldehyde emissions requirements have increased demand for certain low emissions resins that we produce in New Zealand. However, as in other regions, sales values for panel board resins decreased due to lower prices.

     Industrial and Surfacing. Sales from industrial and surfacing decreased slightly to €389.5 million in 2002 from €392.6 million in 2001.

     Sales volumes of industrial resins increased slightly in 2002 compared to 2001. As in other product areas, sales value declined due to lower prices. However, there were clear regional differences. In Europe, volumes increased in spite of the difficult economic situation thanks to our marketing and sales efforts, although sales were hurt by the decreases in selling prices of our industrial resin products. In North America, sales and sales volumes were significantly affected by the low demand and consequently both declined compared to 2001.

     With regard to wood adhesives, sales and sales volumes increased in 2002 as compared to 2001. European sales decreased, mainly as a result of a lower demand in Germany, while sales in Asia increased. We believe our efforts in marketing and sales largely contributed to the increase in sales volumes, and the increase in sales is attributable to the fact that we have shifted to selling a higher priced product mix.

     With regard to sales of paper overlays, sales and sales volumes increased during 2002 as compared with 2001. We sold 265 million square meters of paper overlays in 2002 compared to 240 in 2001. A substantial part of this increase is due to increased deliveries from our facilities in Welcome, North Carolina. In addition, we succeeded in increasing our sales volumes in Asia, facilitated by export to China from our plant in Indonesia.

     Other Operations. Sales from other operations decreased 10%, to €27.1 million in 2002 from €30.0 million in 2001. This increase was attributable to increased sales of certain research and development services.

     Discontinued Operations. In 2002, there were sales from oil field chemicals business segment and in 2001 sales from oil field chemicals and polyester business, associated with discontinued operations.

     Sales from the oil field chemicals segment increased 7%, to €71.2 million in 2002 from €66.6 million in 2001. This increase was primarily attributable to increased deliveries to certain customers in Europe. We also managed to increase our sales to new markets such as Asia-Pacific. Oil field chemicals segment was sold in January 2003. Sales from polyester business amounted to €37.4 million in 2001 before it was sold in April 2001.

     Operating profit. Operating profit increased to €28.7 million in 2002 from €15.3 million in 2001.

     Panel Board Resins. Operating profit associated with panel board resins products increased by 39%, to €27.3 million in 2002 from €19.7 million in 2001. The increase in operating profit was largely due to a decrease in operating expenses, which in turn was due to a drop in overall raw material prices and other expenses in 2002 as compared with 2001.

     During this period our operating expenses decreased 12%, to €420.4 million in 2002 from €479.5 million in 2001. Within panel board resins operations significant changes occurred in our raw material prices. At the beginning of 2002, the prices of our key raw materials (methanol, phenol, melamine, urea) were approximately 5 to 20% lower than in the beginning of 2001. During 2002, the prices of all of these products increased, although not to the same level as at the beginning of 2001. As a result, our average raw material prices and, consequently, our raw material related expenses were lower in 2002 than in 2001.

     In Europe, operating profits increased during the year largely due to a decrease in operating expenses. Reduced demand and increased competition among panel board resins producers reduced sales and placed downward pressure on prices. We were however able to improve our performance in 2002 through cost saving efforts and increased production efficiency. In North America, our operating profit from panel board resins decreased in 2002 compared to 2001. This was due to increased competition, which placed downward pressure on our prices. In addition, the product mix for our panel board resins during 2002 was unfavorable, as we sold more lower priced panel board resins in 2002 as compared to 2001, which resulted in reduced operating profits. In addition, our operating expenses increased in North

America in 2002 as compared to 2001 due to local capacity restrictions, which led to increased inter-company freight costs for transport of material. In Asia Pacific, our operating profit was higher in 2002 than in 2001 due to increased sales.

     Depreciation and amortization charges decreased by 9%, to €20.3 million in 2002 from €22.4 million in 2001 mainly due to foreign exchange gains.

     Industrial and Surfacing. Operating profit from industrial and surfacing decreased 27% to €10.2 million in 2002 from €13.9 million in 2001.

     Operating profit from industrial resins decreased in 2002 as compared to 2001, principally due to reduced sales in North America. The decrease in operating profit in North America was partially offset by increased operating profits in Europe, which were largely due to increased sales of industrial resins in the region.

     Operating profit from wood and specialty adhesives increased in 2002 as compared to 2001 predominantly due to increased sales and sales volumes and to a shift in product mix towards higher margin products.

     Operating profit from paper overlays increased in 2002 as compared to 2001 mainly due to increased deliveries from our facilities in Welcome, North Carolina. Operating expenses improved during 2002 as we introduced a number of efficiency programs that resulted in decreased operating expenses across our paper overlays operations that contributed to increased operating profit from paper overlays.

     Depreciation and amortization charges were essentially stable at €26.6 million in 2002 as compared to €26.5 million in 2001.

     Other Operations. Operating loss from other operations decreased by 38%, to €11.1 million in 2002 from €17.9 million in 2001. This decrease in operating loss was mainly attributable to the decreased general and administrative expenses due to efficiency improvements and implemented cost savings.

     In 2002, we released a €0.7 million restructuring provision. In 2001, we incurred a restructuring expense of €0.6 million.

     Deprecation and amortization charges related to our other operations increased slightly to €3.1 million in 2002 as compared to €2.9 million in 2001.

     Discontinued Operations. Operating profit from oil field chemicals associated with discontinued operations decreased by 21%, to €2.3 million in 2002 from €2.9 million in 2001. This decrease is primarily attributable to increased sales of lower margin products that occurred during the year 2002. Operating expenses increased 9% to €65.1 million in 2002 from €60.0 million in 2001 due to increased sales as well as increased activity in new markets. In 2001, we incurred also a loss of €3.3 million in discontinued operations reflecting the part year results of our polyester business, which we sold in April 2001.

     Finance Costs. Dynea International’s finance costs decreased 38%, to €50.0 million in 2002 from €80.2 million in 2001. This decrease in finance costs was primarily attributable to decreased net interest cost and increased net foreign exchange gains. Net interest costs decreased €12.1 million to €61.6 million in 2002 mainly due to debt repayments and decreasing interest rates. Net foreign exchange gains increased €12.0 million to €16.5 million. Net other financial items decreased €6.1 million to €4.9 million.

     Share of Results of Associates and Joint Ventures. Our share of results from associates and joint ventures decreased 66%, to €3.3 million in 2002 from €9.7 million in 2001, primarily due to the results of Methanor v.o.f, a methanol production company in which we have a 40% investment. Over the course of 2002, demand for and the price of methanol increased considerably as compared to 2001. However, during the first quarter of 2002 the weak methanol prices of 2001 continued and sales of methanol by Methanor v.o.f. were generally at relatively low prices. In the second half of 2002, operating results for Methanor returned to positive, due to increased demand and strengthening prices for methanol. In November 2002, one of the two production lines was closed due to maintenance and refurbishment. Fourth quarter results were negatively affected by the halt in production during the refurbishment.

     Income Tax Benefit. Income tax benefit decreased to €5.2 million for 2002 from a benefit of €7.6 million in 2001. The income tax benefit in 2002 was comprised of a current year tax charge of €10.3 million as compared to €11.6 million in 2001, net of the movement in deferred tax of €15.5 million as compared to €19.2 million in 2001.

     Minority Interest. Minority interests remained essentially unchanged with an expense of €2.5 million in 2002 compared to an expense of €2.4 million in 2001.

     Net Loss. Net loss decreased more than twofold to a loss of €15.3 million in 2002 from a loss of €50.0 million in 2001, primarily as a result of lower financial expense as well as higher operating profit generated by our panel board resins and industrial and surfacing operations and reduced restructuring and impairment charges, offset by lower income from associates.

Liquidity and Capital Resources

     Our liquidity requirements arise primarily from the need to meet our ongoing debt service requirements, to fund capital expenditures for the general maintenance and expansion of our production facilities, to build and acquire new facilities, and to fund our working capital requirements. Due to the seasonality of our business, our liquidity needs are highest in the spring and fall. Our principal sources of funds have been cash flows from operations, proceeds from sale of businesses, equity financing from our parent and related companies and amounts available under our existing revolving credit facility.

     Dynea International’s liquidity position improved during 2003, due to the sale of the oil field chemicals business for gross proceeds of €73.9 million and net proceeds after tax, expenses and a post closing adjustment of €2.4 million paid in January 2004, of approximately €53.4 million. Moreover, the company wide working capital reduction project that was started in the beginning of 2003 also contributed to the improvement in Dynea’s liquidity position.

     We have currently outstanding the following financing facilities, which were raised by Dynea International and its direct and indirect subsidiaries in 2000:

•	€250.0 million 12 ¼% notes due 2010 (originally €240.0 million in August 2000).

•	A senior credit agreement comprised of €202.0 million (originally € 379.5 million) in term loans and a €100.0 million revolving loan and guarantee facility.

•	An additional Senior Term D loan facility amounting to € 31.7 million has been added to the senior credit agreement in February 2003. The new facility, called Tranche D, was underwritten by the parent company Dynea Oy and was partially drawn in February 2004 with the remainder to be drawn in August 2004. It carries an interest of Libor +3% plus 1% capitalised interest.

     In November 15, 2001 we entered into agreement with the senior banks to use the proceeds of the sale of our polyester business (which we disposed of during 2001) to repay amounts under the senior loans in accordance with the terms of the senior credit agreement. The repayment was allocated, pursuant to the credit agreement, on a pro rata basis to each tranche of credit and the repayment took place in the fourth quarter of 2001 and the first quarter of 2002. In conjunction with the repayment, we also agreed to a retroactive waiver with the senior lenders of certain possible financial covenant breaches for the twelve months ending September 2001 and certain modifications to the terms of the senior credit agreement, including amended financial covenants relating to minimum debt-service and interest-coverage ratios until June 30, 2003, in order to provide us with greater flexibility in meeting those ratios. In July 2002 we agreed to an additional retroactive waiver with the senior lenders of certain possible covenant breaches for the twelve months ending June 2002 and amendments of the financial covenants relating to minimum debt-service and interest-coverage ratios until September 2002. This was done in order to provide us with greater flexibility in meeting those ratios.

     We negotiated a further waiver of certain covenants in the senior credit agreement with effect from February 10, 2003. In accordance with the waiver, the senior lenders agreed to modify the covenant ratios contained in the senior credit agreement for the years ending in 2003 and 2004 and also granted a waiver for potential breaches of the financial covenants for the quarter ending December 31, 2002. The senior lenders also approved the purchase by Dynea Chemicals of the Chemitec businesses from our parent, Dynea Oy, for an asset value of €35.0 million to be paid for from the proceeds of sale of our oil field chemicals business. Dynea Oy in turn agreed to increase its equity in Dynea International Oy by €35.0 million, and Dynea International Oy agreed to lend the same amount to Dynea Chemicals as a subordinated loan. Dynea Chemicals also agreed to use €25.0 million of the proceeds of the sale of our oil field chemicals business to prepay certain senior term loans in accordance with the senior credit agreement.

     In October 2003 we negotiated a further waiver of potential breaches of all financial covenants relating to the 12 months ending September 30, 2003 subject to the approval of majority senior lenders of the company’s business plan for the period from 2004 to 2006.

     In February 2004 the senior lenders approved our 2004 business plan and we negotiated a waiver for all breaches of financial covenants relating to the 12 months ending December 31, 2003 and certain modifications to the terms of the senior credit agreement, including the new Tranche D loan facility and amended financial covenants relating to minimum debt-service, cash flow and interest-coverage ratios until December 31, 2004, in order to provide us with greater flexibility in meeting such ratios. We have also agreed with the senior lenders in February 2004 that the business plans for fiscal years 2005, 2006 and 2007 will be presented to the senior lenders for approval in December 2004, and if approved, the senior lenders will agree to an amendment of certain financial covenants for 2005 to 2007. If such business plans are not approved by the senior lenders, we will need to comply with the original financial covenants, which may result in potential breaches of these covenants.

     We also agreed in February 2004 to introduce a new six years term loan facility, amounting to €31.7 million, under the senior credit agreement. The new facility, called Tranche D, was underwritten by our parent company, Dynea Oy, and was partially drawn in February 2004 and will also be drawn in August 2004. The new facility carries an interest of Libor +3% plus 1% capitalised interest. A description of the significant terms of the amendments to the senior credit agreement is contained in the section “Item 10. Additional Information—Material Contracts—The Senior Credit Agreement.”

     We made two scheduled repayments under the senior credit agreement, totalling €17.0 million in June 2003 and December 2003. At the end of 2003, we had outstanding €69.3 million drawn under our €100.0 million revolving credit facility, €55.2 million as short-term loans and €14.1 million as guarantees and letters of credit. Both the short-term loans and the guarantees and letters of credit are in the revolving credit facility limit utilization calculations taken into account with their original euro amount i.e. drawings denominated in currencies other than euro are converted to euros at the exchange rate on the drawdown date of each advance. For this reason the amount utilized under the revolving credit facility as short-term loans, €55.2 million, differs from the valuation in our accounts, as in the accounts the drawings denominated in other currencies than euros are converted to euros using the latest available monthly closing exchange rates. The undrawn amount from the revolving credit facility at December 31, 2003 was €30.7 million.

     We believe that our cash flows from operations and the waiver we received from our senior lenders in February 2004, together with the new Tranche D loan facility, amounting to €31.7 million, will be sufficient for our operating needs (other than future acquisitions) and debt service requirements as they become due for at least the next twelve months. However, our future operating performance and ability to service or refinance our existing debt, including the notes, will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. If we were to face a recession in any of our main markets or have a significant adverse change in our working capital development, we would need to raise additional capital either through additional equity contributions from our shareholders or by raising additional debt. Furthermore, in the event that we do not generate sufficient cash flow from our operations to service our existing debt, we expect we would be able to obtain sufficient cash flow by reducing or postponing certain discretionary expenditures for repairs and maintenance or future expansion. In addition, we expect that we will need to refinance all or part of the notes at final maturity.

     Scheduled repayments on the senior credit agreement will significantly impact liquidity. Loans under the senior credit agreement are issued under three loans, designated Senior Term Loan A, Senior Term Loan B and Senior Term C and a description of each is contained in “Item 10. Additional Information—Materials Contracts—The Senior Credit Agreement.”

     We are currently scheduled to make the following debt payments of term loans, under the senior credit agreement, as translated into euro at December 31, 2003:

Total Payment
Year	Amount
(€ in millions)
2004	€20.0
2005 - 2008	130.5
Thereafter[1]	51.5

Total	€202.0

(1)	€ 15.3 million under the new Senior Term D loan due 2009 raised in February 2004 is not included in these figures.

     Under the senior credit agreement, we will be required to make mandatory prepayments in some circumstances from the proceeds of vendor payments, surplus cash, asset disposals, certain insurance claims and in the event of change of control. We will also be permitted to make voluntary prepayments on the loans. Borrowings under the senior credit agreement bear an interest at LIBOR-based floating rates for varying interest periods. We are also required to comply with certain financial covenants including minimum debt service and interest-coverage ratios. As discussed above, we negotiated with the senior lenders under the senior credit agreement: (i) a waiver of certain financial covenants for the twelve months to September 30, 2001; (ii) certain financial covenant ratios until June 30, 2003; (iii) a waiver of certain of these covenants for the twelve months to June 2002; (iv) certain financial covenant ratios until September 2002; (v) a waiver of certain covenants for financial years 2003 and 2004; (vi) waiver of breaches of financial undertakings for the twelve months ending December 2002; (vii) a waiver of breaches of all financial covenants relating to the 12 months ending September 2003, subject to the approval of majority senior lenders of the company’s business plan for 2004; (viii), a waiver for all breaches of financial covenants relating to the 12 months ending December 31, 2003 and (ix) certain modifications to the terms of the senior credit agreement, including amended financial covenants for 2004. A description of the senior credit agreement, including the amended terms, is contained in the section “Item 10. Additional Information—Material Contracts.”

     The notes will be repaid in one installment in 2010. However, the note holders will be able to require us to purchase the notes in the event of change of control. We may not be able to do so without the consent of our lenders under the senior credit agreement.

     We are a holding company that does not conduct any business operations. Accordingly, the notes are structurally subordinated to the obligations of our subsidiaries, including the debt of those subsidiaries. Our subsidiaries are separate and distinct legal entities. Other than Dynea Chemicals Oy, which is also a holding company, they are not obliged, to pay any amount due under the notes or to make any funds available to us to allow us to make those payments. The only assets of Dynea International Oy are shares in our wholly owned subsidiary, Dynea Chemicals Oy, and intercompany loans to Dynea Chemicals Oy. Our cash flow and our ability to service debt depend solely upon the cash flow of our subsidiaries and our receipt of funds from them in the form of loans, dividends or otherwise. Our subsidiaries may not generate cash flow sufficient to enable us to meet our payment obligations. In addition, the terms of the senior credit agreement and the intercreditor agreement restrict our subsidiaries’ ability to provide funds to us. Applicable laws and regulations and the terms of other agreements to which our subsidiaries may become subject may further restrict this ability. The senior credit agreement and the intercreditor agreement only allow payments by our subsidiaries to us for payments of interest and payment of principal so long as there is no default or event of default under the senior credit agreement. Although the indenture limits the ability of our subsidiaries to enter into consensual restrictions on their ability to pay dividends or to make other payments to us, these limitations are subject to significant exceptions.

     At December 31, 2003, we have been advised that the parent company, Dynea Oy, has purchased approximately 25% of Dynea International Oy’s outstanding 12 ¼% notes due in 2010 in open market and privately negotiated transactions. Dynea Oy currently holds 45% of Dynea International’s outstanding 12 ¼% notes. It is our understanding that, depending on market conditions and the trading price of the notes, Dynea Oy or its affiliates may from time to time purchase additional notes in open market or privately negotiated transactions.

     Historical Cash Flows

     Year ended December 31, 2003. Cash generated from operations was €63.1 million in 2003 compared to €86.0 million in 2002. This decrease related mainly to a decrease in profitability in 2003 compared to 2002. Net cash provided in operating activities increased to €37.2 million in 2003 from €14.9 million in 2002, primarily due to reduction in net financial costs, increases in dividends from associates and reduction in taxes paid. Net financial costs decreased due to a decrease in the net interest costs, which was caused by reduction in interest rates as well as reduction in gross debt, and due to increased realized foreign exchange gains in 2003 compared to 2002. Dividends from associates increased to €9.0 million in 2003 compared to €1.3 million in 2002. The increase was mainly due to dividends received from Methanor. Income taxes paid were reduced to €8.8 compared to €10.6 in 2002.

     Cash provided by investing activities increased to €8.7 million from cash used in investing activities of €25.1 million in 2002. Acquisitions consisted of the purchase of the Chemitec companies totaling €36.2 million, including €1.2 million net cash, during 2003. In 2003, the net cash provided from investing activities included €71.5 million of cash received from the disposal of Oil Field Chemicals business. Purchase of property, plant and equipment increased to €29.3 in 2003 from €25.0 million in 2002. Because there was no cash received from disposals in 2002, the cash provided from investing activities increased in 2003 as compared to 2002.

     Cash used in financing activities increased to €54.0 million in 2003 from €17.7 million in 2002 due to higher net repayments of borrowings. Issuance of share capital and group contributions amounted to €40.0 million in 2003 compared to €15.2 million in 2002.

     Year ended December 31, 2002. Cash generated from operations was €86.0 million in 2002 compared to €122.7 million in 2001. The decrease in cash generated from operations related mainly to a decrease in trading investments in 2001. The cash generated from operations in 2001 included a decrease in trading investments of €60.1 million from the disposal of bonds held by subsidiary that were categorized as trading investments. In 2002 there was no change in trading investments. Net cash provided in operating activities increased to €14.9 million in 2002 from €0.3 million in 2001, primarily due to decrease in taxes paid and net financial items. Net financial costs decreased as the net interest costs decreased due to lower amount of gross debt and decreasing interest rates and increased foreign exchange gains in 2002 compared to 2001. Income taxes paid were reduced to €10.6 compared to €36.9 in 2001.

     Cash used in investing activities decreased to €25.1 million in 2002 from cash provided from investing activities of €46.1 million in 2001. In 2001, the cash provided from investing activities included €67.2 million of cash received from the disposal of businesses. Because there was no cash received from disposals in 2002, the cash provided from investing activities decreased as compared to 2001.

     Cash used in financing activities decreased 35%, to €17.7 million in 2002 from €27.3 million in 2001 due to lower net repayments of borrowings and lower issuance of share capital and capital contributions. Issuance of share capital and group contributions amounted to €15.2 million in 2002 compared to €34.5 million in 2001.

     Capital Expenditures

     The nature of our business requires us to make annual capital expenditures for general maintenance and refitting of our plant facilities. These routine expenditures are in addition to any capital expenditure for new facilities.

     Dynea International made capital expenditures of €29.4 million in 2003 and €25.0 million in 2002. In 2003, significant capital expenditures included the new plant investments in China, in Thailand and in Indonesia, as well as capacity expansion projects in North America. The remaining capital expenditures were mainly for replacement investments at several sites.

     In 2002, significant capital expenditures included the new plant investments in China and in Thailand, as well as capacity expansion projects in North America and in Indonesia. The remaining capital expenditures were mainly for replacement investments at several sites.

     In 2001, significant capital expenditures included the installation of new capacity for paper overlays production in North America and investments in infrastructure in North America. The remaining capital expenditures were mainly for replacement investments at several sites.

     We anticipate that our capital expenditure will be approximately €26 million in 2004. Capital expenditure in 2004 will include the new paper overlays plant investment in Southern China and the new panel board resins plant investment in Russia to service our operations, as well as capacity expansion projects in North America and to the Lillestrøm plant in Norway. The estimated expenses for these investments are approximately €11.0 million in 2004. The rest of the budgeted capital expenditures mainly relates to productivity improvements and replacements at various sites.

     We expect to fund our other cash requirements in the future from operating cash flow and existing borrowing facilities. Our capital expenditures will be primarily for general maintenance and refitting and expanding our existing facilities although we may also build or acquire new facilities. We expect that the level of capital expenditures for capacity will remain essentially constant after 2002 over the medium term, allowing us to improve quality and capacity, and to compete with our competitors.

Research and Development

     In 2003 and 2002, we spent approximately €20.2 million and €17.6 million, respectively, and employed around 220 people and 190 people, respectively, in global research and development. In 2001, our research and development expenditure was approximately €15.6 million.

     Our research and development is focused on product technology and application technology. Product technology generally involves researching and developing various chemical formulations in order to assist in improving existing as well as in developing new products, while application technology involves providing technological support to our customers in the form of laboratory and on-site assistance in connection with the use of our products.

     Some of our research and development efforts have been particularly beneficial for our operations. For example, our research and development has focused on developing and producing environmentally friendly products and production processes. Many of our products have a low environmental impact and low emissions, without meaningful reductions in product performance. This focus has enabled us to take advantage of recent consumer preferences for those products, which we believe will continue to increase as environmental laws continue to become stricter.

     Resins. We currently have five major research and development centers situated in close proximity to customers. These facilities, located in Austria, Canada, Norway, Singapore and the United States, have global responsibilities for product development and application technology for formaldehyde-based resins and paper overlays. We also have three specialized technology centers located in Finland, Germany and New Zealand, which provide global support and advice on specific types of resins.

     Our resins research and development plays an important role in improving our manufacturing systems in order to increase yields, reduce cycle times and raw material inputs. Research and development also focuses on helping our customers improve their own production systems in order to increase efficiency and reduce production costs. We have developed a considerable amount of formaldehyde and resins technology and process know how. For example, we have the capability to build large computerized reactor vessels with volumes of up to 90 metric tons. Developing resins process technology requires expertise with respect to reactor design, agitator activity and other characteristics to ensure that resins are being produced consistently, with even temperature and pressure gradients. These processes enable us to produce larger batches of resins, which maximizes the efficiency of our production processes. For example, one of our custom designed and computerized resins manufacturing facilities allows 25 tons batches of resins to be made in two and half hours, approximately half the time considered as the accepted industry standard.

     Aggregate expenditure on resins research and development increased to €11.7 million in 2003 from €8.3 million due to the acquisition of Chemitec companies. A portion of our research and development is conducted through partnerships and alliances with customers and universities under which research and development expenses are shared. As of December 31, 2003, we employed approximately 200 people in resins research and development.

     Paper Overlays. Our research and development functions for paper overlays are coordinated from the United States. Most of our research and development initiatives relating to specific applications for paper overlays are conducted at skill centers in the United States, Finland and Indonesia. In 2003, we spent approximately €1.8 million on and employed 20 people in our paper overlays research and development, whose efforts are principally focused on improving both our own and our customers’ production systems and processes.

Off-Balance Sheet Arrangements

     None.

Tabular Disclosure of Contractual Obligations

     The following schedule summarizes our contractual obligations and commitments to make future payments as of December 31, 2003.

	Payments Due by Period
	(€ in millions)
		Less than			After
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-term Debt	€457.0	€20.7	€51.5	€83.0	€301.8
Operating Leases	26.4	3.0	4.6	3.6	15.2
Purchase obligations[1]	58.3	58.3	—	—	—
Other Long-Term Liabilities	4.9	1.4	3.5	—	—

Total	€546.6	€83.4	€59.6	€86.6	€317.0

(1)	Includes €49.7 million irrevocable purchase obligations and €8.6 million capital commitments at December 31, 2003 relating to ongoing investments mainly in the United States, Russia and China.

Principal U.S. GAAP Differences Related to Dynea International

     You should read Note 28 to the Dynea International financial statements as of and for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 included in “Item 17—Financial Statements” for a detailed discussion of the differences between IFRS and U.S. GAAP.

     Some of the differences between IFRS and U.S. GAAP include:

•	classification and treatment of assets held for sale resulting from decisions taken during an acquisition;

•	the treatment of unrealized gains and losses on marketable securities;

•	the classification of losses on extinguishment of debt;

•	the measurement and classification of results from discontinued operations;

•	the determination of pension expense for defined benefit plans;

•	the recognition of additional minimum pension liability;

•	the translation of goodwill and purchase accounting adjustments;

•	the treatment of goodwill and other indefinite-lived intangible assets;

•	the treatment of negative goodwill; and

•	the accounting for cost associated with exit or disposal activities.

Critical Accounting Policies

     The discussion and analysis of our financial condition and results of operations is based on figures that have been prepared in accordance with IFRS. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, our management evaluates its estimates, including those related to impairments, pensions, income taxes, restructuring, bad debts, contingencies and litigation. Our management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     Our significant accounting polices are described in Note 2 in our financial statements and we consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial conditions and cash flows.

     Valuation of long-lived assets and goodwill

     We review the carrying amounts of long-lived assets at the balance sheet date or whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. We assess the impairment of goodwill annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Examples of indicators, which could trigger an impairment review, include the following:

•	significant under performance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

     When the carrying value of long-lived assets and goodwill may not be recoverable based upon the existence of one or more indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with current market assessments of the time value of money and the risks specific to the asset. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as assumptions and estimates used to determine the cash inflows and outflows. Based on such reviews there is no need for impairment charges other than as presented in the financial statements. However, there can be no assurance that the change in the factors listed above may not cause material impairment charges in the future.

     Pensions

     The determination of our obligation and expense for pension and other post-retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 16 to the consolidated financial statements and include, among others, the discount rate and expected long-term rate of return on plan assets. In accordance with IFRS, actual results that differ from our assumptions are accumulated and amortized over future periods if they are over 10% of the greater of defined benefit obligation or fair value of plan assets at beginning of year and therefore generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense.

     Deferred taxes

     Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Should the actual results differ from these estimates, revisions to the deferred tax assets would be required.

Recent Changes in Accounting Standards – IFRS

     Improvements Project

     The revised standard concerning IAS 21 – The Effects of Changes in Foreign Exchange Rates — should be applied for annual periods beginning on or after 1 January 2005. Under revised standard goodwill and fair value adjustments to assets and liabilities that arise on the acquisition of a foreign entity should be treated as part of the assets and liabilities of the acquired entity and translated at the closing date. The previously allowed alternative to translate such items at historical rate will no longer be allowed.

Recent Changes in Accounting Standards – U.S. GAAP

     In January 2003, the FASB (Financial Accounting Standards Board) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which was amended in December 2003 when the FASB issued FIN 46-R. Under the interpretation, as amended, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. FIN 46-R will be effective for Dynea International’s December 31, 2004 financial statements. Dynea International is currently evaluating the impact of this statement on its results of operations and financial position under U.S. GAAP.

Item 6. Directors, Senior Management and Employees.

Directors of Dynea International Oy and Dynea Chemicals Oy

     We are a wholly owned subsidiary of Dynea Oy, and we are the sole shareholder of Dynea Chemicals Oy. Our board of directors and those of Dynea Oy and Dynea Chemicals Oy are composed of the same individuals, who are as follows:

Name	Date of Birth
Stig Gustavson*	June 17, 1945
Björn Savén	Sept. 29, 1950
Georges Marzloff	April 8, 1944
Thomas Ramsay	April 22, 1969
Svein Rennemo	July 24, 1947
Michael Rosenlew	May 2, 1959
Jokke Paananen**	February 13, 1972

*	Chairman

**	Deputy member

Executive Officers of Dynea International Oy and Dynea Chemicals Oy

     Our executive officers are:

     Roger Carlstedt, President and Chief Executive Officer, born August 17, 1950. Mr. Carlstedt joined Dynea in November 2003. Prior to joining the company, Mr Carlstedt held various executive positions within ABB. From 2001 to 2003 he held the position of Business Area Manager for ABB Utilities AB, while between 1999 and 2001 he acted as President of ABB High Voltage Cables and between 1993 and 1998 as President of ABB Switchgear AB. Mr Carlstedt graduated from Lund University of Technology, Sweden, in 1976 with a M.Sc. in Electro Technique and in 1970 from Ebersteinska Skolan, Norrköping, Sweden, with a Bachelor of Science.

     Pertti Silanterä, Executive Vice President and Deputy to the CEO, born November 5, 1943. Mr. Silanterä joined Neste in 1988 as Vice President, Industrial Chemicals. After holding various positions within the firm he became Senior Vice President responsible for Base Chemicals in 1993. In 1994, he became responsible for Business Supervision of Neste Oxo and Polyester and some support functions. Prior to joining Dynea Chemicals, Mr. Silanterä worked between 1970 and 1975 as Production Manager for PVC within Neste. Subsequently, he was Managing Director of Turun Vartiokeskus Oy, a security business, for 13 years. Mr. Silanterä graduated from Åbo Akademi in 1969 with a M.Sc. in Chemical Engineering.

     Filip Frankenhaeuser, Executive Vice President and Chief Financial Officer, born February 12, 1951. Mr. Frankenhaeuser joined Dynea in March 2000. Prior to joining Dynea, Mr. Frankenhaeuser held various international financial positions, including Finance Director of Euroheat AB from 1983 to 1988 and Group Financial Controller of the Amer Group in 1988 and 1989. Between 1989 and 1999, Mr. Frankenhaeuser worked for Cultor Oyj, the international food and food ingredients company, where he held the position of CFO (1991-1998). Mr. Frankenhaeuser holds a M.Sc. in Economics from the Swedish School of Economics, Helsinki (1980).

     Tom Vestli, Executive Vice President, born October 26, 1949. Mr. Vestli joined Dyno in 1975 as a Project Engineer. After holding various positions within the firm he became Regional Vice President, Chemicals Group responsible for Asia Pacific in 1993 and for Europe in 1997. Mr Vestli’s latest position was Senior Vice President, Panel Board Resins, Europe. Mr Vestli holds a M.Sc. in Chemical Engineering from the Norwegian Institute of Technology (1974).

Executive and Director Compensation

     Total salaries, bonuses and other amounts paid to those current members of our board and executive management referred to above who were employed by the Dynea group during 2003 (10 individuals) were approximately €1.4 million. No compensation was provided to these individuals in the form of stock options or pursuant to a profit-sharing plan.

Employees

     The average number of our employees was 3,155 during 2003. The following chart shows the number of our employees by geographic location for the past three years:

	2001	2002	2003
Europe	1278	973	1172
Americas	830	837	870
Asia and Oceania	1188	1183	1113
Other	15	20	—

Board Practices

     Each member of the board of directors of Dynea International is elected at the annual general meeting of shareholders for a set term that expires at the end of the next annual general meeting of shareholders. The annual general meeting of shareholders must be held within six months after the end of Dynea International’s financial year. Matters considered by the shareholders at the annual general meeting include the remuneration of the members of the board of directors and the adoption of the annual accounts. There are no contracts between us and the members of the board of directors of Dynea International that would provide for any benefits upon termination of their employment. One of Dynea International’s directors, Georges Marzloff, has a separate employment contract with Dynea N.V., a subsidiary of Dynea Chemicals, pursuant to which he is entitled to certain payments upon termination of that contract.

     The independent members of the board of directors of Dynea International act as the audit committee of Dynea International. The audit committee members currently include Stig Gustavson, Svein Rennemo and Thomas Ramsay. The audit committee is responsible for the appointment, compensation and oversight of the work of the independent auditor of Dynea International. Matters considered by the audit committee include pre-approval of the audit and non-audit services performed by the independent auditor. The articles of association of Dynea International do not provide for a remuneration committee.

     Each member of the board of directors of Dynea Chemicals is elected at the annual general meeting of shareholders for a term, which expires at the end of the next annual general meeting of shareholders following that election. The annual general meeting of shareholders must be held within six months after the end of Dynea Chemical’s financial year. Matters considered by the shareholders at the annual general meeting include the remuneration of the members of the board of directors and the adoption of the annual accounts. There are no contracts between the members of the board of directors of Dynea Chemicals and Dynea Chemicals that provide for any benefits upon termination of their employment. One of Dynea Chemical’s directors, Georges Marzloff, has a separate employment contract with Dynea N.V., a subsidiary of Dynea Chemicals, pursuant to which he is entitled to certain payments upon termination of that contract. The articles of association of Dynea Chemicals do not provide for an audit committee or a remuneration committee.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

     Ownership

     Dynea International Oy is a wholly-owned subsidiary of Dynea Oy, and Dynea Chemicals Oy is a wholly-owned subsidiary of Dynea International Oy. Dynea Oy is controlled by two private equity funds, the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund, both of which are managed by affiliates of Industri Kapital Limited, a leading European private equity firm.

     As of December 31, 2003 our current ownership is detailed below:

•	The Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund own collectively 88.86% of Dynea Oy’s capital stock and control 90.27% of the voting rights attached to that capital stock. These funds are not legal entities, but rather contractual arrangements between, on the one hand, the funds’ investment manager/general partner (IK 1997 Ltd. and IK 2000 Ltd., respectively) and, on the other hand, the investors in the funds. Björn Savén, a director of Dynea International Oy, is also a director of both IK 1997 Ltd. and IK 2000 Ltd. Michael Rosenlew, a director of Dynea International Oy, is an alternate director of both IK 1997 Ltd. and IK 2000 Ltd. Björn Savén could be deemed to be a beneficial owner of the shares managed by IK 1997 Ltd. and IK 2000 Ltd. Michael Rosenlew and each of the other directors and alternate directors of IK 1997 Ltd. and IK 2000 Ltd. (who are identified below) disclaim beneficial ownership of the shares managed by those entities.

•	Other investors own 9.13% of Dynea Oy’s capital stock and 9.32% of the voting rights attached to that stock. None of these investors individually owns 5% or more of Dynea’s capital stock.

•	Management shareholders own 2.01% of Dynea Oy’s capital stock and 0.41% of the voting rights attached to that stock. No one member of management owns more than 1% of Dynea’s capital stock.

     With respect to the shares held by the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund and managed by IK 1997 Ltd. and IK 2000 Ltd., the following limited partnerships, which are investors in those funds, hold more than 5% of the outstanding share capital of Dynea Oy:

As of December 31,
Partnership	2003
Industri Kapital 1997 Limited Partnership I	6.63%
Industri Kapital 1997 Limited Partnership III	5.16%
Industri Kapital 2000 Limited Partnership I	7.21%
Industri Kapital 2000 Limited Partnership II	6.63%
Industri Kapital 2000 Limited Partnership III	8.44%
Industri Kapital 2000 Limited Partnership IV	7.18%
Industri Kapital 2000 Limited Partnership V	7.82%
Industri Kapital 2000 Limited Partnership VII	5.34%
Industri Kapital 2000 Limited Partnership IX	6.04%
Industri Kapital 2000 Limited Partnership X	5.15%

     The directors of IK 1997 Ltd. are: Bo Ennerberg, Björn Savén, Michael Richardson, Kim Wahl, Gerrit Russelman, Carl-Johan Granvik and Peter Byrne. The alternate directors of IK 1997 are: Alan Oke

Dart, Stephanie Guyer, Niklas Johansson, Gustav Öhman, Jan-Willem van Oostveen and Michael Rosenlew. The directors of IK 2000 Ltd. are: Bo Ennerberg, Björn Savén, Michael Richardson, Peter Byrne, Kim Wahl, Gerrit Russelman and Carl-Johan Granvik. The alternate directors of IK 2000 are: Alan Oke Dart, Stephanie Guyer, Niklas Johansson, Gustav Öhman, Jan-Willem van Oostveen and Michael Rosenlew. Björn Savén could be deemed to be a beneficial owner of the shares managed by IK 1997 Ltd. and IK 2000 Ltd. Michael Rosenlew and each of the other directors and alternate directors of IK 1997 Ltd. and IK 2000 Ltd. disclaim beneficial ownership of the shares managed by those entities.

     Share Structure

     Under the articles of association of Dynea Oy, that company has two classes of ordinary shares: series A ordinary shares and series B ordinary shares. When voting at the meeting of shareholders of Dynea Oy, the series A shares have five votes each and the series B shares have one vote each. All other rights connected to the shares are essentially the same between the series A shares and the series B shares. The series B shares are held by management and employees within the Dynea group. In addition, there are in place a shareholders’ agreement and a managers’ shareholder agreement with respect to the series A shares and the series B shares. Under these agreements, Industri Kapital has, in certain situations, including an initial public offering and a sale of the business of Dynea Oy, the right to act on behalf of all Dynea Oy shareholders.

     Dynea Oy’s issued and outstanding share capital consists of €364,327,929.45 divided into 21,100,615 series A ordinary shares with par value of approximately €16.82 per share and 561,340 series B ordinary shares with par value of approximately €16.82 per share. Approximately 235,818, or 1.09%, of the ordinary shares of Dynea Oy are held of record by 16 investors with addresses in Finland, and approximately 340,654, or 1.57%, of these shares are held of record by 15 investors with addresses in the United States.

Related Party Transactions

     During the year ended December 31, 2003, the following transactions were carried out with related parties:

     Acquisitions

     On February 13, 2003, Dynea International acquired from its parent company Dynea the Chemitec companies, including Dynea Erkner Gmbh and Dynea Holding B.V. with its subsidiaries, for a purchase price of €36.2 million.

     Sales and Purchases of Goods

     During the year ended December 31, 2003 Dynea International sold products, at market prices, to associates totaling approximately €7.1 million, and to companies controlled by the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund, totaling approximately €13.4 million. At December 31, 2003, Dynea International had receivables of €4.2 million related to these sales.

     During the year ended December 31, 2003 Dynea International purchased materials and supplies, at market prices, from associates totaling approximately €24.4 million, and from companies controlled by the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund, totaling approximately €12.0 million. At December 31, 2003, Dynea International had payables of €6.9 million related to these purchases.

     Other Income and Expenses

     During the year ended December 31, 2003 Dynea International received other income from associates totaling €1.3 million, and from companies controlled by the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund, totaling €0.5 million. During the year ended December 31, 2003 Dynea International received interest income from companies controlled by the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund, totaling €0.1 million.

     A service agreement exists between Dynea International and Dynea Oy to provide management and support services. These management and support expense charges amounted to €7.9 million in 2003.

     Interest Expenses and Loan Liability

     As a result of Dynea Oy purchasing a certain number of Dynea International’s outstanding 12¼% notes due 2010, as described above under “Liquidity and capital resources”, Dynea International has accrued interest in the amount of €6.7 million to Dynea Oy during the year ended December 31, 2003. Separately, at December 31, 2003, Dynea International had a loan of €61.2 million payable to Dynea Oy.

     Other Receivables and Payables

     At December 31, 2003, Dynea International had loan receivables of €0.7 million from associated companies and other current receivables of €1.3 million from companies controlled by the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund.

     At December 31, 2003, Dynea International had interest liability of €2.8 million and other current liabilities of €0.1 million to companies controlled by the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund.

     Guarantees

     Dynea International had given guarantees on behalf of associated companies of €0.2 million at December 31, 2003.

     Group Contributions

     Group contributions amounting to €0.2 million were made by Dynopart to Nordkem in 2003 and a group contribution amounting to €5.0 million was made by Dynea Oy to Dynea Chemicals Oy.

Item 8. Financial Information.

Financial Statements

     See pages F-1 through F-44 and G-1 through G-36.

Significant Changes

     There has been no significant change in our financial or trading position since December 31, 2003.

Legal Proceedings

     We are involved in some legal proceedings arising in the normal course of our business, including proceedings involving our subsidiaries Neste Canada Inc. and Dynea Canada Ltd. (formerly Neste Chemicals Canada Inc.), who are currently involved in litigation with Reichhold Chemicals Inc. and Reichhold Limited regarding responsibility for costs associated with completing the clean-up of environmental contamination at our Ste. Therese facility existing at the time we acquired the Ste. Therese operations. We made an initial claim against Reichhold in this litigation for a total approximate amount of $22.0 million Canadian dollars. Reichhold has brought a counter-claim against us in this litigation for a total approximate amount of $8.1 million Canadian dollars, the amount already drawn by Neste under the letter of credit relating to the sale. The agreement relating to the acquisition of Neste provides that we shall be indemnified and held harmless in respect of some of the losses we may incur as a result of this litigation.

     We believe that none of these proceedings, either individually or in the aggregate, are likely to have a material adverse effect on our business or our consolidated financial position.

Item 9. The Offer and Listing.

     The notes are listed on the Luxembourg Stock Exchange.

Item 10. Additional Information.

Articles of Association

     Dynea International Oy

     Incorporated by reference from Dynea International Oy and Dynea Chemicals Oy annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2001.

     Dynea Chemicals Oy

     Incorporated by reference from Dynea International Oy and Dynea Chemicals Oy annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2001.

Material Contracts

     The following provision summarizes the material terms of our recent material contracts.

     Sale of Oil Field Chemicals

     Dynea ASA sold its Oil Field Chemicals business to M-I LLC on January 28, 2003. In connection with the transaction, M-I acquired substantially all of the net assets of Dynea’s production chemical business and operations in the North Sea, the Middle East, Asia and the Americas in exchange for a cash consideration of €76 million. Dynea and M-I also concluded simultaneously a long-term toll manufacturing agreement of January 28, 2003, for an initial period of five years with Dynea ASA in Lillestrøm, Norway, for the supply of base chemicals used in the production chemical operations based on the cost coverage principle.

     The Senior Credit Agreement

     On February 10, 2003, Dynea Chemicals signed a consent letter that amended its existing senior credit agreement. The principal parties to the senior credit agreement are the lenders named in the senior credit agreement, Salomon Brothers International Limited as lead arranger and Citibank International Plc as facility agent and security trustee.

     Under the consent letter but subject to further amendments in February 2004 as set forth below, certain covenants to the senior credit agreement were amended. Under the amended covenants, potential breaches of financial covenants during the quarter ending December 31, 2002 were waived, and we were allowed to maintain amended ratios from March 31, 2002 until December 31, 2004 for the following ratios at the following levels:

•	the EBITDA to total net interest costs ratio for the twelve months to March 31, 2003 through the twelve months to December 31, 2004 was amended from ratios of 1.85:1 ranging to 2.30:1 for that period to 1.40:1 to 1.95:1;

•	net debt to EBITDA ratio for the twelve months to March 31, 2003 through the twelve months to December 31, 2004 was amended from ratios of 5.10:1 ranging to 4.00:1 for that period to 6.70:1 to 5.30:1;

•	EBITDA to total net senior interest costs ratio for the twelve months to March 31, 2003 through the twelve months to September 30, 2003 was amended from ratios of 3.50:1 ranging to 3.70:1 for that period to 2.85:1 to 3.45:1; and

•	cash flow to total funding costs ratio for the twelve months to March 31, 2003 through the twelve months to December 31, 2004 was amended from ratios of 0.80:1 ranging to 1.05:1 for that period to 0.85:1 to 0.70:1;

     in each case as those terms are defined in the senior credit agreement.

     In addition, under terms of the consent letter, the senior lenders also approved the purchase by a subsidiary of Dynea Chemicals of the Chemitec businesses from our parent, Dynea Oy, for a business value of €35 million, to be paid for from the proceeds of the sale of our oil field chemicals business. Dynea Oy in turn agreed to increase its equity ownership of Dynea International by €35.0 million, and Dynea International agreed either to increase the equity ownership of Dynea Chemicals by €35.0 million, or alternatively to lend the same amount as a subordinated loan. The amount was lent as a subordinated loan. Dynea Chemicals Oy also agreed to use €25.0 million of the proceeds of such equity or loan towards prepayment of senior term loans in accordance with the senior credit agreement. The senior lenders also waived for financial years 2003 and 2004 the requirement whereby Dynea International would procure that after July 31, 2003 either for two periods of five successive days, or one period of 10 days, in each of its financial years after July 31, 2003, the aggregate of all drawings under the revolving credit facility shall not exceed €10.0 million. Additionally the senior lenders approved an amendment to the senior credit agreement, whereby during any 12-month period a maximum of € 10 million of new equity or subordinated loan fulfilling certain conditions paid in cash may be taken into account as EBITDA in the covenant calculations.

     Additionally, on February 13, 2004, the borrowers and senior lenders signed an amendment and restatement agreement, including a novated and amended credit agreement. The amendments include amended financial covenants for 2004 and a waiver by senior lenders of any possible breaches of covenants relating to 2003. Under the amended covenants, we will be allowed to maintain the following amended ratios from March 31, 2004 until December 31, 2004:

•	the EBITDA to total net interest costs ratio for the twelve months to March 31, 2004 through the twelve months to December 31, 2004 was amended from ratios of 1.75:1 ranging to 1.95:1 for that period to the following new covenants:

12 months to 31 March 2004	1.33:1
12 months to 30 June 2004	1.16:1
12 months to 30 September 2004	1.22:1
12 months to 31 December 2004	1.60:1

•	net debt to EBITDA ratio for the twelve months to March 31, 2004 through the twelve months to December 31, 2004 was amended from ratios of 5.85:1 ranging to 5.30:1 for that period to the following new covenants:

31 March 2004	8.42:1
30 June 2004	9.57:1
30 September 2004	9.20:1
31 December 2004	6.72:1

•	EBITDA to total net senior interest costs ratio for the twelve months to March 31, 2004 through the twelve months to December 31, 2004 was amended from ratios of 3.90:1 ranging to 4.20:1 for that period to the following new covenants:

12 months to 31 March 2004	3.91:1
12 months to 30 June 2004	3.56:1
12 months to 30 September 2004	3.70:1
12 months to 31 December 2004	4.94:1

•	cash flow to total funding costs ratio for the twelve months to March 31, 2004 through the twelve months to December 31, 2004 was amended from ratios of 0.75:1 ranging to 0.80:1 for that period to the following new covenants:

31 March 2004	0.95:1
30 June 2004	0.78:1
30 September 2004	0.76:1
31 December 2004	1.10:1

     in each case as those terms are defined in the senior credit agreement.

     It was also agreed to introduce a new six years term loan facility, amounting to €31.7 million under the senior credit agreement called Tranche D, as more fully described below.

     As regards the other terms of the senior credit agreement, they remain the same as in the original credit agreement signed on August 7, 2000. Under that agreement, Dynea Chemicals Oy entered into a credit agreement at the closing date of the acquisition of Dyno, with the Lenders named in the senior credit agreement, Salomon Brothers International Limited as lead arranger and Citibank International Plc as facility agent and security trustee. The facilities provided under the Credit Agreement consist of:

•	a €190 million 7 year term loan (the “Term Loan A”);

•	a €95 million 8 year term loan (the “Term Loan B”);

•	a €95 million 9 year term loan (the “Term Loan C”); and

•	a €100 million multicurrency revolving loan and guarantee credit facility with a 7 year maturity.

     The senior credit agreement provides that Dynea Chemicals Oy and/or some of our subsidiaries may borrow under particular tranches, in particular amounts and, in some cases, in particular currencies.

     The Term Loan A, Term Loan B, Term Loan C and the revolving credit facility may be borrowed in euros or other currencies as agreed. Under the terms of the senior credit agreement, and in order to provide financing for the acquisition of Dyno, the Term Loan A, the Term Loan B and the Term Loan C were fully drawn on the date of the acquisition of Dyno closing. Each of the Term Loans and revolving credit facility were available only on the issuance of the initial notes. Each of Term A, Term B and Term C were drawn in other currencies than euros, in Norwegian Crowns, in US dollars and in Canadian dollars. Therefore the actual repayment amounts that are stated below in euros will change if the exchange rates between euros and these currencies change.

     Term Loan A. The Term Loan A was drawn in various tranches and currencies by Dynea Chemicals Oy and its subsidiaries in order to refinance Neste’s existing debt, to fund the acquisition of Dyno and to refinance existing Dyno debt. The Term Loan A will amortize as detailed below, with final maturity on June 30, 2007. Each separate advance shall be repaid pro rata and any prepayment of senior loans need to be allocated pro rata to Tranche A, Tranche B and Tranche C. Due to the sale of the oil field chemicals business in 2003, an additional Dynea Chemicals Oy prepayment of The Term Loan A was made for €11.2 million in 2003.

Repayment Date:	Payment Amounts
(€ in millions)
June 30, 2004	10.0
December 31, 2004	10.0
June 30, 2005	11.7
December 31, 2005	11.7
June 30, 2006	13.3
December 31, 2006	13.3
June 30, 2007	16.7

     Term Loan B. The Term Loan B was drawn in various tranches and currencies by Dynea Chemicals Oy and its subsidiaries in order to refinance Neste’s existing debt, to fund the acquisition of Dyno and refinance existing Dyno debt. The Term Loan B will amortize as detailed below, with final maturity on June 30, 2008. Due to the sale of the oil field chemicals business in 2003, Dynea International prepayment of The Term Loan B was made pro rata for €6.9 million in 2003.

Repayment Date:	Payment Amounts
(€ in millions)
December 31, 2007	31.9
June 30, 2008	31.9

     Term Loan C. The Term Loan C was drawn in one U.S. dollar tranche by Dynea Chemicals Oy to refinance Neste’s existing debt, to fund the acquisition of Dyno and refinance existing Dyno debt. The Term Loan C will be repaid in one installment on June 30, 2009. Due to the sale of the oil field chemicals business in 2003 Dynea International prepayment of The Term Loan C was made pro rata for €6.3 million in 2003.

     Term Loan D. A new facility, called Tranche D, was underwritten by Dynea Oy in February 2004. €15.3 million of the new loan was drawn in February 2004 and the remainder will be drawn in August 2004. The new Tranche D loan facility carries an interest of Libor +3% plus 1% capitalized interest. Tranche D will be repaid in one installment on December 31, 2009.

     Revolving Credit Facility. The revolving credit facility provides €100 million to finance the ongoing working capital and general corporate requirements of Dynea Chemicals Oy and some of its subsidiaries.

     Prepayment. In addition to the scheduled amortization and repayment dates described above, in some circumstances the senior credit agreement requires mandatory prepayments of outstanding amounts under the various facilities, including if:

•	Dynea Chemicals or any of its subsidiaries receives cash proceeds (including deferred consideration) from the sale of assets which is not used to fund related expenses, taxes, pension costs or costs relating to related intellectual property rights, other than in connection with sales that are in the ordinary course of business, are used to purchase another replacement asset, are among members of the group or which relate to certain other exceptions identified in the senior credit agreement;

•	Dynea Chemicals receives surplus cash during a financial year, which consists of the amount by which its cash flow exceeds the aggregate of its total funding costs, the aggregate amount of prepayments made during that financial year and €10.0 million;

•	Dynea Chemicals or any of its subsidiaries receives insurance proceeds in aggregate in excess of €0.2 million, other than amounts required to be paid to them as a result of the sale of the explosives operations, and does not apply those funds in reinstatement of the insured asset or payment of a third party liability in respect of which they were received within six months of being received;

•	Dynea Chemicals or any of its subsidiaries receives any amount in excess of €0.1 million from any of the vendors under the acquisition agreement relating to the acquisition of Neste, net of any reasonable costs an expenses of recovery and any tax payable, unless those funds are applied to make good or purchase an asset to replace directly the asset or to pay the liabilities in respect of which the payment was received, or to compensate the recipient for a cash loss;

•	all or substantially all of the business and assets of Dynea Chemicals and its subsidiaries are disposed of;

•	the share capital of Dynea Oy, Dynea International, Dynea Chemicals or any other group company is admitted to any recognized securities exchange;

•	a change of control occurs (as that event is defined in the senior credit agreement); or

•	it is or it becomes illegal for any lender under the senior credit agreement to maintain all or part of its commitment or to continue to make available or fund or maintain its participation in any part of the senior credit agreement.

     Indebtedness under the senior credit agreement may be voluntarily prepaid by the borrowers in whole or in part without premium or penalty. Any prepayment of any of the term loan facilities shall be made only pro rata with each of the other term loan facilities. Partial voluntary prepayments and any mandatory repayments referred to above will be applied against the Term Loan A, the Term Loan B and the Term Loan C pro rata. Dynea Chemicals Oy used €25.0 million towards prepayment of senior term loans in accordance with the on February 10, 2003 restated senior credit agreement.

     Interest Rate and Fees. Advances under the Term Loan A bear interest at LIBOR plus an initial interest margin of 2.00% per annum, together with mandatory costs. Advances under the Term Loan B and Term Loan C bear interest at LIBOR plus an interest margin of 2.50% and 3.00%, respectively, per annum and mandatory costs. Advances under the revolving credit facility bear interest at LIBOR plus an initial interest margin of 2.00% per annum and mandatory costs. The interest margin may be reduced for advances under the Term Loan A and the revolving credit facility if Dynea Chemicals Oy, on a consolidated basis, meets specified financial targets during a fiscal year with respect to each financial year beginning after December 31, 2001, but the margin may not be less that 1.25%. We currently do not benefit from any interest margin reduction. Generally:

•	in respect of any such financial year beginning after December 31, 2001, the margin shall be 1.75% per annum if the total ratio of total net debt to EBITDA (as those terms are defined in the senior credit agreement) for the relevant financial year is less than or equal to 4.00:1, but, after December 31, 2002, is greater than or equal to 3.50:1;

•	in respect of any such financial year beginning after December 31, 2002, the margin shall be 1.50% per annum if the total ratio of total net debt to EBITDA for the relevant financial year is less than or equal to 3.50:1, but, after December 31, 2003, is greater than or equal to 3.00:1;

•	in respect of any such financial year beginning after December 31, 2003, the margin shall be 1.25% per annum if the total ratio of total net debt to EBITDA for the relevant financial year is less than or equal to 3.00:1.

     If these or additional specified conditions are not met, then the margin may be increased to 2%, including if management accounts are not provided to the facility agent in a timely manner and if there is a default or event of default which has occurred and is continuing under the senior credit agreement. If the targets, which only go into effect in year 2002, were applied to the current year, we would not currently meet them.

     For the Term Loan A, the Term Loan B and the Term Loan C, Dynea Chemicals Oy will pay a commitment fee of 0.50% per annum for the period from the date of the credit agreement until fully drawn or cancelled. With respect to the revolving credit facility, Dynea Chemicals Oy will pay a commitment fee equal to 0.50% per annum, from the date of the senior credit agreement until the close of business on the relevant final repayment date on the unused and uncancelled portion of that facility. In addition, the borrowers will pay some agency and other fees.

     Security. The security for the borrowers’ obligations under the senior credit agreement consists of, to the extent legally or practically possible, first priority security comprising mortgages and fixed and floating charges over all of the assets of Dynea Chemicals Oy and its material subsidiaries and a security interest in the shares of Dynea Chemicals Oy.

     Covenants. Subject to the various amendments to the credit agreement for the periods discussed above, the senior credit agreement contains a number of covenants requiring the borrowers to achieve or maintain specified consolidated financial ratios. Dynea Chemicals Oy has agreed to maintain the following ratios for each 12-month period, as measured on every March 31, June 30, September 30 and December 31 for the preceding 12 months.

•	a ratio of EBITDA to total net interest costs, which varies between 1.16 and 2.60:1. The ratio is 1.33:1 for the 12 months to March 31, 2004 and it is 2.60:1 for each 12-month period ending on those dates for periods after September 30, 2005;

•	a ratio of net debt to EBITDA, which varies between 9.57:1 and 3.10:1. The ratio is 8.42:1 for the 12 months to March 31, 2004 and it is 3.10:1 for each 12-month period ending on those dates for periods after December 31, 2006;

•	a ratio of EBITDA to total net senior interest costs, which varies between 3.56:1 and 5.40:1. The ratio is 3.91 for the 12 months to March 31, 2004 and it is 5.40:1 for each 12-month period ending on those dates for periods after December 31, 2006; and

•	a ratio of cash flow to total funding costs, which varies between 0.76:1 and 1.10:1. The ratio is 0.95:1 for the 12 months to March 31, 2004 and it is 1.10:1 for each 12-month period ending on those dates after September 30, 2005;

in each case as those terms are defined in the senior credit agreement. As used in the senior credit agreement, EBITDA means, in relation to Dynea Chemicals Oy and its subsidiaries for any period, those companies’ consolidated net profit for that period before taxes and total net interest costs and adding back:

•	depreciation charged to the consolidated profit and loss account of those companies during that period;

•	any amount of goodwill relating to the net goodwill arising from the acquisition of Neste and the acquisition of Dyno and amortized in that period against the consolidated profit and loss account of those companies;

•	fees, commissions, costs and expenses properly incurred by Dynea, Neste or Nordkem A/S in relation the acquisition of Neste or the acquisition of Dyno and other non-cash items charged or amortized in that period to, or against, the consolidated profit and loss account of those companies;

•	any restructuring costs identified to the banks under the senior credit agreement which were paid by December 31, 2001, to a maximum amount of €20.0 million, to the extent they do not constitute an extraordinary or exceptional item;

but excluding:

•	profit and loss attributable to minority interests;

•	any profit or loss arising on the disposal of fixed assets;

•	income from, and investments in, participating interests in associated undertakings and income from any other fixed asset investment (excluding income from Methanor, which, for the avoidance of doubt, shall be included in the consolidated net profit of the group) ;

•	amounts written off the value of investments;

•	realized and unrealized exchange gains and losses;

•	other restructuring costs;

•	extraordinary and exceptional items; and

•	all professional fees (being legal and accounting fees) directly incurred in relation to the amendment and restatement of the senior credit agreement in February 2004 or the implementation the business plans for the group for the financial years ending 31 December 2004, 31 December 2005 and 31 December 2006 to the extent taken into account in the calculation of EBITDA for the relevant period.

     The senior credit agreement also contains general covenants, which restrict the incurrence of debt and liens, the payment of dividends, the disposition of assets, the incurrence of capital expenditures above certain levels and some other activities and transactions.

     The senior credit agreement generally provides that none of Dynea Chemicals Oy or its subsidiaries may make any payments to Dynea International Oy, by way of dividends, loans or otherwise. However, provided that no event of default (or event which could become an event of default) has occurred, the senior credit agreement permits payments to Dynea International Oy in order to pay fees and expenses of an administrative nature incurred by Dynea International Oy or Dynea Oy or to enable Dynea International Oy to pay interest, additional amounts, and special interest on the notes and principal on the notes at their original maturity date.

     Events of Default. The senior credit agreement contains events of default customary for senior leveraged acquisition financings, including, among others, non-payment of principal or interest thereunder, defaults with respect to some other indebtedness, failure to observe covenants set forth in the senior credit agreement, some judgment defaults and some bankruptcy-related events.

     Hedging Obligations. Pursuant to the senior credit agreement, we procured to enter into interest rate hedging arrangements covering at least 50% of commitments under the Term Loan A, the Term Loan B, the Term Loan C for a period of at least 3 years within 60 days of the acquisition of Dyno closing.

     The Intercreditor Agreement

     We, Dynea Chemicals Oy, the Trustee, Citibank International Plc and Citibank N.A. entered into an intercreditor agreement in connection with the senior credit agreement, the issuance of the initial notes and the DCI loan facility (which was repaid in 2000). The intercreditor agreement sets out the respective rights of some of our creditors, Dynea Chemicals Oy and our subsidiaries, as regards ranking of debt, security and enforcement, and defines the circumstances in which payments may be made by Dynea Chemicals Oy and its subsidiaries in respect of some debt (including the notes and the DCI loan facility, Dynea Chemicals Oy’s guarantee of the notes and the DCI loan facility and the Intercompany Loans pursuant to which we will advance the proceeds from this offering to our subsidiaries). Upon consummation of the offering of the notes, the Trustee, on behalf of the note holders, also became a party to the intercreditor agreement.

     The Indenture

     Pursuant to an indenture, dated August 8, 2000, by and between The Bank of New York as trustee, Dynea Chemicals Oy, as guarantor and Dynea International Oy as issuer, we issued an aggregate principal amount of €250 million of 12 1/4% Senior Notes due 2010. At our option, we may redeem these notes on or after August 15, 2005 at redemption prices beginning at 106.125% and declining thereafter. We may also redeem these notes prior to August 15, 2005 at a make-whole price. Upon the occurrence of specified change of control events, as described in the indenture, each holder of the notes will have the right to require us to purchase such notes at a price equal to 101% of the principal and amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. In addition, pursuant to the indenture, we and our restricted subsidiaries are subject to certain restrictive covenants, including, without limitation, our ability to incur indebtedness, to pay dividends and to make investments.

Exchange controls

     There are currently no Finnish laws, which may affect the import or export of capital, or the remittance of dividends, interest or other payments to non-Finnish holders or our securities.

DOCUMENTS ON DISPLAY

     You may read and copy this annual report, including the attached exhibits, and any reports, statements or other information that we submit to the SEC at the SEC’s public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

     In addition, the indenture governing the notes requires us to deliver to our note holders and to the trustee for the note holders copies of all reports that we submit to the SEC without any cost to our note holders. We will also furnish those other reports as we may determine or as the law requires. So long as the notes continue to be listed on the Luxembourg Stock Exchange, copies of any such reports will be available during normal business hours on any business day at the office of Banque Internationale à Luxembourg.

     You should rely only on the information provided in this annual report. No person has been authorized to provide you with different information.

     The information in this annual report is accurate as of the date on the front cover. You should not assume that the information contained in this annual report is accurate as of any other date.

     Some terms mentioned in this annual report are registered in some jurisdictions as our trademarks. This annual report also refers to the trademarks of other companies.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Financial Risk Management

     Our business operations give rise to market risks exposure due to changes in foreign exchange and interest rates as well as raw material prices. Also our high level of debt makes us exposed to changes in interest rates. To manage these risks, we enter into hedging transactions and generally use derivative financial instruments, pursuant to established guidelines and policies, which enable us to mitigate the adverse effects of financial market risk. These hedging instruments are classified in a manner consistent with the item being hedged, meaning that the associated asset and liability items are marked-to-market at each balance sheet date through current period earnings.

     We do not anticipate any material adverse effect on our consolidated position, result of operations, or cash flows, resulting from the use of derivative financial instruments. We cannot guarantee, however, that our hedging strategies will be effective, or that translation losses can be minimized or forecast accurately.

Foreign Exchange Risk and Interest Rate Risk

     Our operations are conducted by many entities in many countries, and accordingly, our results of operations are subject to currency transaction risk and currency translation risk. Dynea’s historical results were particularly affected by exchange rate fluctuations between the euro and other currencies, such as the U.S. dollar, the Norwegian kroner, and the Canadian dollar and by exchange rate fluctuations between the Norwegian kroner against other currencies, such as the U.S. dollar. Foreign exchange exposures are managed against various local currencies, as we have a significant amount of worldwide production and sales.

     Because we have global investments, production facilities and other operations, we have assets and liabilities and cash flows in currencies other than the euro. The equity changes caused by movements in foreign exchange rates are shown as translation difference in our financial statements. We hedge our exposures on a net exposure basis using foreign currency forward contracts. Dynea International’s main exposures are related to assets and liabilities denominated in the currencies of the United States, Norway and Canada. Our businesses includes a large portion of cross border and other sales incurring foreign exchange transaction risks, as well as raw material sourcing and other costs in various currencies. Our main adhesive resin business sales are, however, largely conducted within a limited geographic area near our production sites, which somewhat limits our foreign exchange transaction exposures.

     Our main objective of interest rate risk management will continue to be to reduce our total funding cost and to alter the interest rate exposure to the desired risk profile. Under the terms of the senior credit agreement, we were required to hedge at least 50% of the aggregate amount of the senior term loans through interest rate protection agreements for a period of at least three years. We have historically primarily borrowed in the euro, U.S. dollar, Canadian dollar, and Norwegian kroner, among other currencies. Our historical policy was to hedge approximately 50% of borrowings against future movements in interest rates.

Raw Material Price Risk

     Our operations are exposed to raw material price risk arising mainly from movements in the price of the main raw materials methanol, urea, phenol, and melamine. As the prices we pay for the raw materials change quarterly or monthly, we are subject to considerable volatility in the prices we pay for such materials. Prices of methanol and urea are highly volatile, while prices of phenol and melamine are generally slightly less so. The sales prices of our products are primarily a function of several items including the prices of the raw materials we use to make our products. This connection between the raw material prices and our sales prices gives significant protection against adverse changes in the raw material prices. However, we are not always able to fully pass through to the customers the fluctuations in the prices of the raw materials. Centralized supply and logistics organization hedges us against some of the raw material price fluctuations through the use of purchasing contracts or commodity derivatives.

Interest Rate Exposure

     As of December 31, 2003, Dynea International had €202.0 million in syndicated long-term variable rate debt, of which €83.6 million was hedged through LIBOR-based interest rate swaps. The swaps had a remaining average life of approximately 2.2 years. An interest rates average increase of 25 basis points would cause Dynea International’s annual interest expense to increase about €0.4 million, with those interest rates being below the capped rates of interest.

     Interest rate swaps involve the exchange of floating for fixed rate interest payments to effectively convert floating rate debt into fixed rate debt. The fair value of Dynea International’s interest rate derivatives outstanding as of December 31, 2003 and December 31, 2002 were €(0.8) million and €(0.4), respectively.

	Notional
Interest Rate Swaps at December 31, 2003	Amount	Maturity
	(in € 000)
Variable to Fixed:
Norwegian kroner	11.9	October 2006
U.S. dollar	59.4	November 2004 / March 2005 / August 2006 / September 2006 / October 2006
Canadian dollar	12.3	March 2006

     Short-term loans also involve interest rate risk. We mainly borrow under our revolving credit facility to cover working capital and other needs. The balance of revolving credit facility was €51.6 million as of December 31, 2003.

Foreign Currency Exchange Rate Exposure

     At December 31, 2003, Dynea International had foreign exchange contracts outstanding in various currencies. Dynea International’s primary net foreign currency exposures at December 31, 2003 included U.S. dollar, Norwegian kroner and Canadian dollar. As of December 31, 2003 and December 31, 2002, Dynea International recognized a net gain of €11.0 million and a net loss of €1.7 million, respectively, related to foreign currency forwards. There were no gains or losses deferred at either date. Consistent with the nature of the economic hedge of those foreign currency exchange contracts, decreases or increases of the underlying instrument or transaction being hedged would offset the corresponding unrealized gains or losses, respectively. The fair value of Dynea International’s forward exchange contracts that were outstanding as of December 31, 2003 and December 31, 2002, were €0.9 and €4.4 million, respectively.

Raw Material Price Exposure

     Dynea International’s primary raw material price exposure at December 31, 2003 included methanol, urea, phenol, and melamine. Dynea International had no commodity derivatives at December 31, 2003.

Item 12. Description of Securities Other than Equity Securities.

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Not applicable.

Item 15. Controls and Procedures.

     The Company has carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2003, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

     There has been no change in the Company’s internal control over financial reporting during the Company’s 2003 fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. Audit Committee Financial Expert, Code of Ethics and Principal Accountant Fees and Services.

Audit Committee Financial Expert

     The independent members of our Board of Directors act as our Audit Committee. Our Audit Committee does not include a financial expert as such a qualification has not been considered necessary by our Board of Directors for serving on the Audit Committee.

Code of Ethics

     We have not adopted a formal corporate code of ethics as we believe that such a code is not necessary to deter wrongdoing within our corporate structure.

Principal Accountant Fees and Services

	Year Ended	Year Ended
	December 31, 2003	December 31, 2002
Audit fees	1.4	1.2
Audit-related fees	0.4	0.2
Tax fees	0.4	0.3
All other fees	0.1	0.1

Total fees	€2.3	€1.8

     Audit-related fees include services such as pension and benefit plan audits, consultations concerning accounting and financial reporting standards, assistance with statutory financial reporting, internal control reviews, due diligence services, affiliate and product line special purpose audits and other auditing procedures and issuance of special purpose reports. Tax fees include services such as transfer pricing advice and assistance, expatriate tax services, U.S. Extra Territorial Income analysis, U.S. state and local tax planning, tax related due diligence services, review of U.S. federal income tax returns, consultations on various U.S. federal tax matters, assistance with tax examinations, international tax compliance and international tax planning. All other fees include services such as audits or reviews of third parties to assess compliance with contracts, risk management reviews and assessments, internal investigations, expatriate administrative services, review of actuarial reports and calculations, training and advisory services with respect to non-financial systems.

     The Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve certain audit and non-audit services performed by our independent auditor, PricewaterhouseCoopers, in order to assure that they do not impair the auditor’s independence. Pursuant to Dynea International Oy’s Audit and Non-Audit Services Pre-Approval Policy, proposed services either may be pre-approved by agreeing to a framework with descriptions of allowable services with the Audit Committee, or require the specific pre-approval of the Audit Committee. As at December 31, 2003 services that have received general pre-approval included audit services, audit-related services such as pension and benefit plan audits and consultations concerning accounting and financial reporting standards, tax services and certain other non-audit services, but not including internal investigations. The Audit Committee will periodically review and approve the types of services that are pre-approved.

     None of the accountant services listed above were approved by the Audit Committee pursuant to any de minimis exception from the pre-approval policy.

Item 17. Financial Statements.

     See pages F-1 to F-44 and G-1 to G-36.

INDEX TO FINANCIAL STATEMENTS

     Audited consolidated financial statements of Dynea International Oy and Subsidiaries as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001:

Reports of Independent Accountants	F-2
Consolidated Balance Sheet	F-3
Consolidated Income Statement	F-4
Consolidated Statement of Changes in Equity	F-5
Consolidated Cash Flow Statement	F-6
Notes to Consolidated Financial Statements	F-7

     Audited financial statements of Methanor as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001:

Reports of Independent Accountants	F-38
Balance Sheet	F-39
Income Statement	F-40
Statement of Changes in Partners’ Capital	F-40
Cash Flow Statement	F-41
Notes to Financial Statements	F-42

     Audited consolidated financial statements of Dynea Chemicals Oy and Subsidiaries as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001:

Reports of Independent Accountants	G-1
Consolidated Balance Sheet	G-2
Consolidated Income Statement	G-3
Consolidated Statement of Changes in Equity	G-4
Consolidated Cash Flow Statement	G-5
Notes to Consolidated Financial Statements	G-6

Dynea International Oy and Subsidiaries

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder and the Board of Directors of Dynea International Oy and its subsidiaries:

In our opinion, based on our audits, the accompanying Consolidated Balance Sheets and the related Consolidated Income Statements, Statements of Changes in Equity and Cash Flow Statements present fairly, in all material respects, the financial position of Dynea International Oy and its subsidiaries (“the Company”) at December 31, 2003 and 2002 and the results of their operations and their cash flows for the years ended December 31, 2003, 2002 and 2001 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s Board of Directors and management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion expressed above.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss expressed in euros for the years ended December 31, 2003, 2002 and 2001, and the determination of the consolidated shareholder’s equity also expressed in euros at December 31, 2003 and 2002 to the extent summarized in Note 28 to the consolidated financial statements.

Helsinki, March 24, 2004

PricewaterhouseCoopers Oy
Authorized Public Accountants

Kim Karhu
Authorized Public Accountant

Dynea International Oy and Subsidiaries

Consolidated Balance Sheet
(all amounts in € millions)

		As at	As at
	Notes	December 31, 2003	December 31, 2002
Assets
Non-current assets
Property, plant and equipment, net	4	€410.9	€417.3
Intangible assets	5	178.9	252.7
Investments in associates and joint ventures	6	43.2	37.7
Deferred tax assets	15	—	0.1
Other non-current assets		3.0	2.8

Total non-current assets		636.0	710.6

Current assets
Inventories	7	59.2	75.3
Accounts receivable and prepayments	8	114.6	139.6
Marketable securities	10	1.5	1.4
Taxes currently receivable		5.9	9.3
Other current assets	12	1.6	1.0
Cash and cash equivalents		21.2	31.9

Total current assets		204.0	258.5

Total assets		840.0	969.1

Equity and liabilities
Capital and reserves
Share capital	13	293.0	288.0
Share premium	13	35.0	—
Relate party transactions	25	29.2	33.1
Cumulative translation adjustment		(41.6)	(55.9)
Accumulated loss		(200.5)	(136.8)

Total capital and reserves		115.1	128.4

Minority interest	2	9.9	11.0
Non-current liabilities
Long-term borrowings	14	414.4	482.8
Pension liabilities	16	17.3	16.3
Long-term provisions	17	9.4	7.4
Deferred tax liabilities	15	43.3	36.2
Other non-current liabilities		3.5	4.5

Total non-current liabilities		487.9	547.2

Current liabilities
Accounts payable	18	86.4	94.2
Accrued liabilities	19	28.5	26.8
Long-term borrowings due currently and short-term borrowings	14	75.6	122.0
Short-term provisions	17	2.6	—
Taxes currently payable		8.9	7.6
Other current liabilities		25.1	31.9

Total current liabilities		227.1	282.5

Total liabilities		715.0	829.7

Commitments and contingencies	20
Total equity and liabilities		€840.0	€969.1

On March 24, 2004, Dynea International Oy’s Board of Directors authorized these financial statements for issue.

The accompanying notes are an integral part of these consolidated financial statements.

Dynea International Oy and Subsidiaries

Consolidated Income Statement
(all amounts in € millions)

		Year Ended	Year Ended	Year Ended
	Notes	December 31, 2003	December 31, 2002	December 31, 2001
Sales	3	€979.0	€955.8	€1,049.6
Cost of sales	4,5,21	(857.8)	(798.0)	(894.1)
Gross profit		121.2	157.8	155.5
Other operating income		12.3	13.8	11.3
Selling and distribution expenses	4,5,21	(32.8)	(41.3)	(41.8)
Research and development expenses	4,5,21	(20.0)	(17.6)	(15.6)
Administrative expenses	4,5,21	(56.4)	(55.5)	(65.8)
Other operating expenses		(9.2)	(14.6)	(7.4)
Restructuring and other related items	17	0.5	0.7	(3.2)
Profit on sale of associates	22	—	—	3.0
Profit/(loss) on sale of discontinued operations	23	1.4	—	(3.3)
Impairment write-downs	4,5	(4.4)	—	(2.3)
Amortization of goodwill	5	(11.1)	(14.6)	(15.1)
Operating profit		1.5	28.7	15.3
Finance costs	24	(59.2)	(50.0)	(80.2)
Share of income in associates and joint ventures	6	14.7	3.3	9.7

Loss before income taxes and minority interest		(43.0)	(18.0)	(55.2)
Income tax (expense) benefit	15	(19.3)	5.2	7.6

Loss from ordinary activities before minority interest		(62.3)	(12.8)	(47.6)
Minority interest (expense)	2	(1.4)	(2.5)	(2.4)

Net loss		€(63.7)	€(15.3)	€(50.0)

The accompanying notes are an integral part of these consolidated financial statements.

Dynea International Oy and Subsidiaries
Consolidated Statement of Changes in Equity
(all amounts in € millions except share information)

		Issued and	Issued but				Cumulative
	Shares	Paid	not Paid	Share	Related Party	Accumulated	Translation	Total
	Issued	Share Capital	Share Capital	Premium	Transactions	Loss	Adjustment	Equity
Balance, December 31, 2000	2,810,000	276.5	4.5	0.0	0.0	(71.5)	(9.5)	200.0
Shares issued	—	4.5	(4.5)	—	—	—	—	0.0
Group contribution (Note 25)	—	—	—	—	38.2	—	—	38.2
Net loss for the year	—	—	—	—	—	(50.0)	—	(50.0)
Translation adjustment	—	—	—	—	—	—	(15.5)	(15.5)
Balance, December 31, 2001	2,810,000	281.0	0.0	0.0	38.2	(121.5)	(25.0)	172.7
Shares issued	70,000	7.0	—	—	—	—	—	7.0
Group contribution (Note 25)	—	—	—	—	(5.1)	—	—	(5.1)
Net loss for the year	—	—	—	—	—	(15.3)	—	(15.3)
Translation adjustment	—	—	—	—	—	—	(30.9)	(30.9)
Balance, December 31, 2002	2,880,000	288.0	0.0	0.0	33.1	(136.8)	(55.9)	128.4
Shares issued	50,000	5.0	—	35.0	—	—	—	40.0
Group contribution (Note 25)	—	—	—	—	5.1	—	—	5.1
Transaction under common control (Note 1)	—	—	—	—	(9.0)	—	—	(9.0)
Net loss for the year	—	—	—	—	—	(63.7)	—	(63.7)
Translation adjustment	—	—	—	—	—	—	14.3	14.3

Balance, December 31, 2003	2,930,000	€293.0	€0.0	€35.0	€29.2	€(200.5)	€(41.6)	€115.1

The accompanying notes are an integral part of these consolidated financial statements.

Dynea International Oy and Subsidiaries
Consolidated Cash Flow Statement
(all amounts in € millions)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Notes	2003	2002	2001
Cash generated from operations	26	63.1	86.0	122.7

Interest received		0.7	0.7	11.4
Interest paid		(48.2)	(64.9)	(87.5)
Other financial income and expense		21.4	2.4	(9.4)
Dividends from associates		9.0	1.3	—
Income taxes paid		(8.8)	(10.6)	(36.9)

Net cash provided by/(used in) operating activities		37.2	14.9	0.3

Investing activities
Acquisition of subsidiaries and associates, net of cash acquired €1.2 and €0.1 million in 2003 and 2002	1	(36.2)	(1.1)	—
Disposal of businesses, net of cash disposed €1.7 and €0.6 million in 2003 and 2001	22, 23	73.9	—	67.2
Purchase of property, plant, and equipment and intangibles	4,5	(29.3)	(25.0)	(28.9)
Proceeds from sales of property, plant, and equipment and intangibles	4,5	2.7	1.0	—
Proceeds from sales of associates		—	—	7.8

Cash provided by /(used in) investing activities		11.1	(25.1)	46.1

Financing activities
Issuance of share capital/capital contributions	13, 25	40.0	15.2	34.5
Dividends to minority shareholders		(1.3)	(1.1)	—
Repayments on long-term borrowings	14	(71.0)	(13.1)	(64.5)
Net proceeds (payments) from short-term borrowings	14	(24.1)	(18.7)	3.7
Debt issuance costs		—	—	(1.0)

Cash (used in) financing activities		(56.4)	(17.7)	(27.3)

Increase (decrease) in cash and cash equivalents		(8.1)	(27.9)	19.1
Effects of exchange rate changes		(2.6)	0.3	0.2
Cash and cash equivalents — beginning balance		31.9	59.5	40.2

Cash and cash equivalents — ending balance		€21.2	€31.9	€59.5

The accompanying notes are an integral part of these consolidated financial statements.

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements
(all amounts in € millions unless otherwise stated)

1. Description of business

Formation

Dynea International Oy (the “Company’’), formerly Neste Chemicals International Oy, is a limited liability company, domiciled in Helsinki, Finland, founded on June 30, 2000, and registered with the Finnish Trade Register on July 3, 2000, in connection with the acquisition of Dyno ASA (“Dyno”). Prior to June 30, 2000, the operations of Dynea International were conducted by Dynea Chemicals Oy. Both entities are wholly owned subsidiaries of Dynea Oy (“Dynea”), formerly Nordkemi Oy, a company controlled by Industri Kapital AB.

Prior to the acquisition of Dyno, Dynea Oy transferred its shares in Dynea Chemicals Oy to Dynea International, and Dynea Chemicals Oy became a wholly owned subsidiary of Dynea International. This was accounted for as a transaction between entities under common control, resulting in similar treatment to a pooling of interests. Accordingly, all amounts as of and for the one month period ended December 31, 1999, as well as the period from January 1, 2000 through the date of formation present the financial position and results of operation of Dynea Chemicals Oy.

Dynea Chemicals Oy, formerly Neste Chemicals Oy, was founded on September 8, 1999, and registered with the Finnish Trade Register on September 13, 1999. On November 30, 1999, Dynea Chemicals Oy acquired all of the assets and liabilities of the specialty chemicals operations of Fortum Oyj (“Fortum”) a company controlled by the Finnish government, including substantially all of the shares held by Neste Chemicals Benelux Holdings B.V., a company wholly owned by Fortum. The acquisition of the Fortum specialty chemicals business and Neste Chemicals Benelux Holdings B.V. (combined ''Neste’’) was accounted for as a purchase business combination.

Dynea International is in the business of developing, manufacturing, marketing, and selling industrial adhesion and surfacing solutions with a product portfolio of adhesive resins and binders, and paper overlays, and operates primarily in Europe, North and South America, and Asia/Pacific regions.

Acquisitions

Neste Chemicals

Dynea International applied the provisions of IAS 22, Business Combinations (revised 1998), in accounting for its acquisition of Neste Chemicals (the “acquisition of Neste”) on November 30, 1999. The acquisition was accounted for using the purchase method. Subsequently, certain of these acquired entities were disposed (Notes 22 and 23). These entities were consolidated from the date of acquisition, as Dynea International did not consider control of these operations to be temporary.

The total purchase consideration paid for Neste Chemicals was approximately €386.4 million and was paid in cash. The excess of the purchase consideration plus acquisition costs over the preliminary net fair value of tangible and identifiable intangible assets acquired and liabilities assumed resulted in a preliminary goodwill estimate of €74.5 million at December 31, 1999. This amount was subsequently adjusted to € 38.1 million at December 31, 2000, net of the goodwill allocated to the businesses sold (Note 5).

A summary of the fair value of the assets and liabilities purchased are as follows:

Assets
Property, plant and equipment	€439.8
Other non-current assets	29.1
Current assets	255.8

Total assets	724.7
Liabilities
Non-current liabilities	159.0
Current liabilities	216.0

Total liabilities	375.0

Minority interest	1.4

Net Assets	348.3
Purchase price	386.4

Goodwill	€38.1

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

The acquired business contributed revenues of €868.5 million and €66.2 million and operating losses of €6.4 million and €7.7 million to Dynea International for the year ended December 31, 2000 and the period ended December 31, 1999. Total contributed assets were €529.1 million and €772.7 million at December 31, 2000 and 1999, respectively.

Dyno

On August 8, 2000, Dynea International acquired 98.54% of the outstanding shares of Dyno, and the remaining 1.46% of the outstanding shares was acquired through a mandatory offer period from August 29 to September 26 (the “acquisition of Dyno”). The Company accounted for this acquisition using the purchase method, applying the provisions of IAS 22 (revised). In connection with this acquisition, certain subsidiaries were acquired from Dyno with the exclusive intent to be sold within the subsequent one-year period. These subsidiaries were not consolidated, but were treated as cost-basis investments in accordance with IAS 27 and IAS 25 and were subsequently disposed of during 2000 and 2001. See Notes 22 and 23.

The total purchase consideration paid for Dyno was approximately €679.3 million and was paid in cash. The excess of the purchase consideration plus acquisition costs over the net fair value of tangible and identifiable intangible assets acquired and liabilities assumed resulted in a preliminary goodwill estimate of €239.3 million. The goodwill has been subsequently adjusted during 2001 to € 252.8 due to revised fair values of acquired assets and liabilities.

A summary of the provisional fair value of the assets and liabilities purchased are as follows:

Assets
Property, plant and equipment	€240.0
Other non-current assets	80.6
Current assets	748.4

Total assets	1,069.0

Liabilities
Non-current liabilities	209.5
Current liabilities	425.4

Total liabilities	634.9

Minority interest	7.6
Net Assets	426.5
Purchase price	679.3

Goodwill	€252.8

The acquired business contributed revenues of €186.1 million and operating loss of €14.9 million to Dynea International for the year ended December 31, 2000. Total contributed assets at December 31, 2000 were €805.1 million.

Neste Chemicals Melamine Resins Business

On July 1, 2001 Dynea International purchased the melamine resins business from Dynea Moers GmbH, a subsidiary company of Dynea Oy. The assets purchased were intangible in nature and are being amortized over a period of five years. The acquisition was accounted for as a transaction between entities under common control. The purchase price was €1.3 million

Chemitec

Effective January 1, 2003 Dynea International acquired from its parent company Dynea the Chemitec companies Dynea Erkner Gmbh and Dynea Holding B.V. with its subsidiaries for a consideration of €36.2 million. The acquisition was regarded as a transaction between parties under common control and handled as uniting of interest. The value of net identifiable assets of the companies was €45.2 million at the date of acquisition. The resulting difference of €9.0 million was recorded as an adjustment to equity.

The gross amount of negative goodwill of €16.0 is recognised as income over 17 years. The cumulative amount of negative goodwill recognised as income amounted to €1.1 million at January 1, 2003 and €1.9 million at December 31, 2003. The negative goodwill is recognised as income in the depreciation and amortization line of the income statement. The carrying amount at the end of the period was €14.1 million.

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

A summary of the net identifiable assets purchased are as follows:

Property, plant and equipment	€40.1
Other assets less liabilities	5.1

Net Identifiable Assets	45.2
Purchase price	36.2

Difference taken to shareholders’ equity	€(9.0)

2. Summary of significant accounting policies

Basis of presentation

The consolidated and combined financial statements are prepared in accordance with and comply with International Financial Reporting Standards (“IFRS”) and are prepared under the historical cost convention except as discussed in the accounting policies below, for example trading and available-for-sale investments and derivative financial instruments are shown at fair value.

Use of estimates—The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses in the reporting period. Actual results may differ from the estimates used in the financial statements.

Consolidation—The consolidated financial statements include the accounts of Dynea International Oy and all majority-owned subsidiaries in which Dynea International, directly or indirectly, has an interest of greater than one half of the voting rights or otherwise has power to exercise control over the operations. The purchase method of business combinations, in accordance with IAS 22 (revised), is used for acquisitions. Subsidiaries are consolidated from the date on which effective control is transferred to Dynea International and are no longer consolidated from the date of disposal. In determining whether consolidation is appropriate for non-wholly-owned subsidiaries, consideration is given to the rights the minority shareholders hold.

All significant inter-company items and transactions have been eliminated in consolidation. Where necessary, accounting policies for subsidiaries and acquired businesses have been changed to ensure consistency with the policies adopted by Dynea International.

Subsidiaries, which have been acquired with the exclusive intent to be sold within the subsequent one-year period have not been consolidated, but have been treated as cost-basis investments in accordance with IAS 27.

A listing of Dynea International’s principal subsidiaries is set out in Note 27.

Minority interest represents the minority shareholders’ proportionate share in the equity or income of Dynea International’s majority-owned subsidiaries: Beijing Dynea Chemical Industry Co. Ltd., PT Dynea Mugi Indonesia, PT Dyno Indria, Dynea (Thailand) Co. Ltd., Dynea Krabi Co Ltd. and Dynea Malaysia SDN BHD.

Related party transactions are discussed in Note 25.

Foreign currencies —Assets and liabilities of foreign subsidiaries are translated at the exchange rate prevailing at the balance sheet date. Revenues and expenses are translated using the average rates of exchange prevailing during the period. Exchange differences arising from the retranslation of the net investment in foreign subsidiaries and associated undertakings and of financial instruments, which are designated as and are hedges of such investments, are taken to shareholders’ equity. On disposal of the foreign entity, the cumulative amount of the translation difference is recognized as income or expense as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as non-monetary assets and liabilities of Dynea International and are translated at the exchange rate at the date of acquisition.

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

The local currency financial statements of foreign entities operating in hyper-inflationary economies are restated using appropriate indices to current values at the balance sheet date before translation into Dynea International’s reporting currency, in accordance with IAS 29.

Gains and losses on all other foreign currency transactions are included in finance costs in the Income Statement.

Property, plant and equipment—Property, plant and equipment have been stated at their fair value at the date of acquisition, and at December 31, 2003 and 2002, have been adjusted for accumulated depreciation. The cost of additions, improvements, and interest on construction are capitalized, while maintenance and repairs are charged to expense when incurred.

Upon sale, retirement, abandonment or other disposition of property, the cost and related accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in income.

Depreciation is calculated on the straight-line method to write off the cost of each asset to their residual values over their estimated useful life as follows:

Buildings	20 to 40 years
Plant and machinery	5 to 25 years
Other tangible assets	5 to 20 years

Capitalized interest—Interest is capitalized on major capital expenditures during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset.

Intangible assets—Goodwill represents the excess of the cost of an acquisition over the fair value of Dynea International’s share of the identifiable net assets of the acquired subsidiary or associated undertaking at the date of acquisition. Goodwill is capitalized and amortized over its estimated useful life, not to exceed 20 years, using the straight-line method. Goodwill resulted from the foreign subsidiaries is translated by historical rates.

Other intangible assets have been stated at their fair value at the date of acquisition or represent costs incurred on development projects to the extent that such expenditures are expected to generate future economic benefits. Software costs are amortized over a useful life of 3 to 5 years. Other intangible assets, primarily patents, are amortized using the straight-line method over their useful lives, generally six years, and at December 31, 2003 and 2002, have been adjusted for accumulated amortization. Amortization expense is included in depreciation and amortization in the Income Statement.

Impairment — Dynea International assesses annually whether an indicator of impairment exists for both tangible and intangible assets, including goodwill. If an impairment indicator is present, Dynea International estimates the recoverable amount of the asset as the higher of the asset’s net selling price or its value in use. Value in use is calculated based upon a discounted cash flow analysis. The carrying value of a long-lived asset is considered impaired when the recoverable amount from such asset is less than its carrying value. In that event, an impairment loss is recognized based on the amount by which the carrying value exceeds the recoverable amount.

Computer software development costs—Generally, costs associated with developing computer software programs are recognized as an expense as incurred. However, costs that are clearly associated with an identifiable and unique product that will be controlled by Dynea International and has a probable benefit exceeding the cost beyond one year are recognized as assets. Associated costs include staff costs of the development team and an appropriate portion of relevant overheads.

Expenditures that enhance and extend the benefits of computer software programs beyond their original specifications and lives are recognized as capital improvements and are added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over the useful lives, not to exceed a period of five years.

Research and development—Research and development costs are expensed as incurred other than those incurred on certain development projects that are capitalized as intangible assets to the extent that such expenditures are expected to have future benefits. However, development costs initially recognized as expense are not recognized as assets in subsequent periods. Dynea International expensed research and development costs of €20.0 million, €17.6 million and €15.6 million for the years ended December 31, 2003, 2002 and 2001. Capitalized development costs were immaterial for all periods presented.

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Inventories—Inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined using the first in first out method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads, but excludes interest expense. Net realizable value is the estimate of the selling price in the ordinary course of business, less the costs to complete and sell the asset.

Accounts receivable—Accounts receivable are carried at anticipated realizable value. An estimate is made for doubtful receivables based upon a review of all outstanding amounts at the period-end. Bad debts are written off during the year in which they are identified.

Investments—Dynea International has classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets; during the period ended December 31, 2003 Dynea International did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, including all investments in equity securities that are not held for trading purposes, are classified as available-for-sale. These are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from balance sheet date, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments are carried at market value; changes in fair values are reflected in the Income Statement.

All purchases and sales of investments are recognized on the settlement date. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value, whereas held-to-maturity investments are carried at amortized cost using the effective yield method. Realized or unrealized gains and losses arising from changes in the fair value of trading investments and of available-for-sale investments are included in the income statement in the period in which they arise.

Financial instruments —Dynea International’s financial instruments include cash and cash equivalents, accounts receivable, investments and marketable securities, derivative instruments, accounts payable and borrowings.

Dynea International enters into derivative financial instruments such as forward foreign exchange contracts to hedge its exposure against foreign currency fluctuations. Unrealized foreign exchange gains and losses on forward contracts are calculated by valuing the forward contract with the forward exchange rate prevailing on the balance sheet date and comparing that with the original amount calculated by using the forward rate prevailing at the inception of the contract. All forward foreign exchange contracts are marked-to-market at each balance sheet date through current period earnings. The foreign exchange forwards are entered into in order to hedge Dynea International against foreign exchange rate exposure, however, hedge accounting, as defined in IAS 39, is not applied to the foreign exchange forward contracts.

Dynea International enters into derivative financial instruments such as interest rate swaps, futures contracts, and caps to hedge its exposure to interest rate risks. Interest receivable and payable under interest rate swaps is accrued and recorded as an adjustment to the interest income or expense related to the designated liability. Dynea International records the changes in fair values of the interest rate swaps, futures, and caps in the income statement. Further disclosures about financial instruments to which Dynea International is a party are provided in Note 11. The interest rate swaps, futures, and caps are entered into in order to hedge against interest rate exposure, however, hedge accounting, as defined in IAS 39, is not applied to the interest rate swap, futures contracts or caps agreements.

Dynea International enters into derivative financial instruments such as commodity swap contracts in order to hedge its exposure against raw material price fluctuations. Unrealized gains and losses on commodity swaps are calculated by valuing the contracts with quoted market prices prevailing on the balance sheet date and comparing that with the original amount calculated by using the market price at the inception of the contract. All commodity derivative contracts are marked-to-market at each balance sheet date through current period earnings. The commodity derivative contracts are entered into in order to hedge Dynea International against raw material price movements, however, hedge accounting, as defined in IAS 39, is not applied to the commodity derivatives contracts.

Investments in associates and joint ventures —Investments in associated undertakings and joint ventures are accounted for by the equity method of accounting. Associates are undertakings over which Dynea International controls between 20% and 50% of the

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

voting rights, and over which Dynea International has the ability to exercise significant influence, but which it does not control. Joint ventures are entities that Dynea International jointly controls with one or more other parties under a contractual arrangement.

Equity accounting involves recognizing in the income statement, Dynea International’s share of the associates’ and joint ventures’ profit and loss for the year. Dynea International’s interest in the associate or joint venture is carried in the balance sheet at an amount that reflects its share of the net assets of the associate or joint venture and includes goodwill on acquisition. A listing of Dynea International’s principal associated undertakings and joint ventures is shown in Note 6.

Accounting for leases—Leases of property, plant and equipment where a significant portion of the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Leases of property, plant and equipment where Dynea International assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments, and are immaterial for all periods presented.

Cash and cash equivalents—Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less at the date of acquisition. Cash equivalents also include restricted cash. The statement of cash flows was prepared in accordance with IAS 7.

Share capital—Ordinary shares are classified as equity. Issued but not fully paid capital represents shares, which have been issued to the shareholder but were not paid for at the balance sheet date. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction, net of tax, in equity from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition.

Dividends— Dividends on ordinary shares are recognized in equity in the period, in which they are declared and approved by the Board of Directors and the shareholders. Dividends are declared and paid in euros.

Borrowings—Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between proceeds, net of transaction costs, and redemption value is recognized in the income statement over the period of the borrowings.

Interest expenses are accrued for and recorded in the income statement for each period.

Income taxes—Income tax expense/benefit includes Finnish and other national income taxes. Dynea International intends to reinvest the earnings of its foreign subsidiaries into those businesses. Accordingly, no provision has been made for taxes, which would be payable if such earnings were distributed to Dynea International.

Deferred income taxes are determined under the liability method. Deferred income taxes represent liabilities to be paid or assets to be received in the future and reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. Tax rates enacted or substantially enacted by the balance sheet date are used to determine deferred income tax.

Future tax benefits, such as net operating loss carry forwards, are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Employee benefits—For defined benefit plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans periodically. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses in excess of the “10% corridor” are spread as a level amount over the average remaining service lives of the employees.

Dynea International’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Provisions—Provisions are recognized when Dynea International has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

A provision for restructuring is recognized in the period in which Dynea International becomes legally or constructively committed to the payment. The costs included in a provision for restructuring are only those costs that are either incremental and incurred as a direct result of the exit plan or are the result of a continuing contractual obligation with no continuing economic benefit or a penalty incurred to cancel the contractual obligation.

Government grants—Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected life of the related asset.

Revenue recognition—Sales are recorded on shipment of product and customer acceptance, or performance of services, net of sales taxes and certain other sales related expenses and after the elimination of sales within Dynea International. Revenues from licensing agreements are recognized as earned and are classified as other operating income on the Income Statement.

Shipping and handling costs—Shipping and handling fees are charged to customers and are included in total sales. Costs incurred for shipping and handling are classified in other operating expenses in the income statement.

3. Segment information

Dynea International’s reportable segments are strategic business units that offer different products and services for which internal financial information is prepared. For the year ended December 31, 2003, Dynea International had the following business segments:

•	Panel Board Resins - producer of various mainly formaldehyde-based resins that are used in manufacture of particle board, plywood, MDF and OSB. Activities are primarily conducted in North America, Europe and Asia.

•	Industrial and Surfacing - includes the industrial resins, wood and specialty adhesives, and paper overlays product lines.

•	Other - These operations mainly consist of operations that do not meet the quantitative thresholds for separate reporting and primarily represents corporate expenses.

Additionally, for the years ended 31 December 2002 and 2001 Dynea International Oy also had the following business segments:

•	Oil Field Chemicals- producer of specialty oil field chemicals used to facilitate oil production and transportation (sold during 2003).

•	Polyester – producer of unsaturated polyester resins and gelcoats for the marine, building and construction, and transport industries. Activities are primarily conducted in Australia, China, Finland, France, Poland and the United States (sold during 2001).

Operating profit/loss is used as the measurement of segment results. The eliminations column represents eliminations of inter-company sales, expenses, receivables and payables and the unallocated column represents corporate items not allocated to the segments. Dynea International’s operations are global.

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Business Segments

	Panel Board	Industrial &	Oil Field
	Resins	Surfacing	Chemicals [4]	Other	Unallocated	Eliminations	Total
Year Ended December 31, 2003
Sales	€489.3	€461.5	—	€28.2		€—	€979.0
Inter-segment sales	5.4	1.5	—	—		(6.9)
Other operating income	3.0	3.8	—	5.5			12.3
Net operating expenses	(462.3)	(436.1)	—	(45.1)		6.9	(936.6)
Depreciation and amortization[1]	(17.4)	(18.8)	—	(3.4)			(39.6)
Goodwill amortization	(2.7)	(8.4)	—	—			(11.1)
Profit on sale of operations	—	—	1.4	—			1.4
Impairment write-downs	(4.4)	—	—	—			(4.4)
Restructuring and other related items	(0.1)	—	—	0.6			0.5

Operating profit/(loss)	10.8	3.5	1.4	(14.2)			1.5
Financial expense							(59.2)
Share of in come in associates and joint ventures	2.8	1.0		10.9		—	14.7

Loss before taxes							(43.0)
Income tax expense							19.3
Minority interest expense							(1.4)

Net loss							(63.7)

Segment assets[2]	280.0	287.3		21.1	36.2	(2.3)	622.3
Segment goodwill	44.6	129.9		—	—	—	174.5
Investments in associates and joint ventures	9.0	3.3		30.9	—	—	43.2

Total assets	333.6	420.5		52.0	36.2	(2.3)	840.0
Total liabilities[2]	(69.0)	(64.8)		(19.8)	(563.7)	2.3	(715.0)
Capital expenditures[3]	18.9	10.1		0.3	—	—	29.3

[1] Depreciation and amortization include depreciation on tangible assets and amortization of intangible assets excluding goodwill.

[2] Segment assets and liabilities exclude deferred tax assets and liabilities in accordance with IAS 14 (revised).

[3] Capital expenditures exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.

[4] Oil Field Chemicals business segment was sold in January 2003 (Note 23).

	Panel Board	Industrial &	Oil Field
	Resins	Surfacing	Chemicals[4]	Other	Unallocated	Eliminations	Total
Year Ended December 31, 2002
Sales	€468.0	€389.5	€71.2	€27.1		€—	€955.8
Inter-segment sales	8.6	0.8	—	—		(9.4)
Other operating income	2.9	5.7	0.2	5.0			13.8
Net operating expenses	(431.9)	(359.2)	(65.3)	(40.8)		9.4	(887.8)
Depreciation and amortization[1]	(17.6)	(17.4)	(1.1)	(3.1)			(39.2)
Goodwill amortization	(2.7)	(9.2)	(2.7)	—			(14.6)
Restructuring and other related items	—	—	—	0.7			0.7

Operating profit/(loss)	27.3	10.2	2.3	(11.1)			28.7
Financial expense							(50.0)
Share of in come in associates and joint ventures	1.4	0.7	0.0	1.2		—	3.3

Loss before taxes							(18.0)
Income tax benefit							5.2
Minority interest expense							(2.5)

Net loss							(15.3)

Segment assets[2]	305.0	269.6	29.7	23.1	62.2	(6.0)	683.6
Segment goodwill	47.3	153.2	47.3	—	—	—	247.8
Investments in associates and joint ventures	7.3	2.7	0.2	27.5	—	—	37.7

Total assets	359.6	425.5	77.2	50.6	62.2	(6.0)	969.1
Total liabilities[2]	(76.1)	(49.4)	(7.8)	(23.9)	(678.5)	6.0	(829.7)
Capital expenditures[3]	18.1	6.4	0.4	0.1	—	—	25.0

[1] Depreciation and amortization include depreciation on tangible assets and amortization of intangible assets excluding goodwill.

[2] Segment assets and liabilities exclude deferred tax assets and liabilities in accordance with IAS 14 (revised).

[3] Capital expenditures exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.

[4] Oil Field Chemicals business segment was sold in January 2003 (Note 23).

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

	Panel Board	Industrial &	Oil Field
	Resins	Surfacing	Chemicals[4]	Other	Polyester[5]	Unallocated	Eliminations	Total
Year Ended December 31, 2001
Sales	€522.8	€392.6	€66.6	€30.0	€37.6		€—	€1,049.6
Inter-segment sales	6.2	0.6	—	0.1	4.5		(11.4)
Other operating income	3.6	2.5	—	2.7	2.5			11.3
Net operating expenses	(489.3)	(354.8)	(60.0)	(47.2)	(43.4)		11.4	(983.3)
Depreciation and amortization[1]	(19.7)	(16.8)	(1.0)	(2.9)	(1.0)			(41.4)
Goodwill amortization	(2.7)	(9.7)	(2.7)	—	—			(15.1)
Impairment write-downs	(0.1)	(2.0)	—	—	(0.2)			(2.3)
Profit on sale of associates	0.9	2.1	—	—	—		—	3.0
Loss on sale of discontinued operation					(3.3)			(3.3)
Restructuring and other related items	(2.0)	(0.6)	—	(0.6)	—			(3.2)

Operating profit/(loss)	19.7	13.9	2.9	(17.9)	(3.3)			15.3
Financial expense								(80.2)
Share of income in associates and join ventures	(0.1)	0.3	0.1	9.4	—		—	9.7

Loss before taxes								(55.2)
Income tax benefit								7.6
Minority interest expense								(2.4)

Net loss								(50.0)

Segment assets[2]	338.1	281.0	30.2	31.3	—	86.6	(6.6)	760.6
Segment goodwill	50.0	163.5	50.0	—	—	—		263.5
Investments in associates and joint ventures	13.2	1.5	0.2	24.4	—	—		39.3

Total assets	401.3	446.0	80.4	55.7	—	86.6	(6.6)	1,063.4
Total liabilities[2]	(71.6)	(55.1)	(8.9)	(22.3)	—	(729.4)	6.6	(880.7)
Capital expenditures[3]	16.4	9.2	0.9	2.4	—	—	—	28.9

[1]	Depreciation and amortization include depreciation on tangible assets and amortization of intangible assets excluding goodwill.

[2]	Segment assets and liabilities exclude deferred tax assets and liabilities in accordance with IAS 14 (revised).

[3]	Capital expenditures exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.

[4]	Oil Field Chemicals business segment was sold in January 2003 (Note 23).

[5]	Polyester is in discontinued operations as of December 31, 2001 (Note 23).

Geographic segments

The following table presents external sales by country based on the location of customers:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2002	2001
Europe	€455.7	€413.3	€465.8
Americas	385.8	378.9	418.0
Asia	102.9	127.5	128.7
Oceania	30.1	29.2	29.0
Other	4.5	6.9	8.1

Total sales	€979.0	€955.8	€1,049.6

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

The composition of total segment assets analyzed below is based on the location of the assets:

	December 31, 2003	December 31, 2002
Europe	€340.9	€327.7
Americas	200.1	230.0
Asia	61.5	69.6
Oceania	26.5	26.7
Other	0.0	3.8

Total segment assets	629.0	657.8
Unallocated assets	211.0	311.3

Total assets	€840.0	€969.1

Expenditures for long-lived assets analyzed below is based on the location of the assets and excludes investment in affiliates and payments for long-lived assets acquired as part of a business acquisition:

	December 31, 2003	December 31, 2002	December 31, 2001
Europe	€12.3	€7.5	€10.9
Americas	11.5	11.0	13.6
Asia	5.2	6.1	3.2
Oceania	0.3	0.3	0.9
Other	—	0.1	0.3

Total expenditures	€29.3	€25.0	€28.9

4. Property, plant and equipment

Property, plant and equipment, stated at cost less accumulated depreciation, consist of:

			Other
	Land and	Plant and	Tangible	Construction
	Buildings	Machinery	Assets	in Progress	Total
Cost at December 31, 2002	€115.8	€359.2	€22.3	€13.5	€510.8

Subsidiaries acquired	13.9	20.1	4.8	1.3	40.1
Additions	3.6	14.1	2.7	9.3	29.7
Transfers	1.1	9.2	(1.7)	(8.6)	—
Disposals	(4.7)	(1.8)	(1.6)	—	(8.1)
Write-downs	—	(4.4)	—	—	(4.4)
Exchange differences	(6.4)	(25.5)	(1.3)	(2.6)	(35.8)

Cost at December 31, 2003	€123.3	€370.9	€25.2	€12.9	€532.3

Accumulated depreciation, at December 31, 2002	€14.5	€68.6	€10.4	€—	€93.5

Depreciation expense	5.9	28.1	3.9	—	37.9
Transfers	—	0.1	(0.1)	—	—
Disposals	(0.3)	(1.0)	(1.1)	—	(2.4)
Exchange differences	(0.9)	(6.1)	(0.6)	—	(7.6)

Accumulated depreciation, at December 31, 2003	€19.2	€89.7	€12.5	€—	€121.4

Net book value
December 31, 2002	€101.3	€290.6	€11.9	€13.5	€417.3
December 31, 2003	€104.1	€281.2	€12.7	€12.9	€410.9

Capitalized interest was immaterial for all periods presented.

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

5. Intangible assets

Intangible assets, stated at cost less accumulated amortization, consist of:

		Computer	Other Intangible
	Goodwill	Software	Assets	Total
Cost at December 31, 2002	€284.7	€5.8	€5.1	€295.6

Subsidiaries acquired	(15.0)	—	0.2	(14.8)
Additions	—	0.2	1.0	1.2
Disposals	(47.6)	—	(0.3)	(47.9)
Exchange differences	(2.7)	—	(0.4)	(3.1)

Cost at December 31, 2003	€219.4	€6.0	€5.6	€231.0

Accumulated amortization, at December 31, 2002	€36.9	€3.3	€2.7	€42.9

Amortization expense	11.1	0.8	0.9	12.8
Disposals	(0.5)	—	(0.2)	(0.7)
Exchange differences	(2.6)	—	(0.3)	(2.9)

Accumulated amortization, at December 31, 2003	€44.9	€4.1	€3.1	€52.1

Net book value
December 31, 2002	€247.8	€2.5	€2.4	€252.7
December 31, 2003	€174.5	€1.9	€2.5	€178.9

The weighted average remaining amortization period for goodwill as of December 31, 2003 is 16.6 years. Other intangible assets principally represent patents and have been valued based upon management calculations and analyses.

6. Investments in associates and joint ventures

	December 31, 2003	December 31, 2002
Associates:
Opening net book amount	€2.8	€2.4
Purchase of shares	—	0.4
Sale of shares	(0.2)	—
Exchange differences	(0.1)	(0.1)
Share of results of associates	0.2	0.3
Distribution of profits	(0.2)	(0.2)
Closing net book amount	2.5	2.8

Joint Ventures:
Opening net book amount	34.9	36.9
Exchange differences	0.2	(4.0)
Share of results of joint ventures	14.5	3.0
Distributions of profits	(8.9)	(1.0)
Closing net book amount	40.7	34.9

Total	€43.2	€37.7

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

The principal associates and joint ventures are:

	Country of	% Interest held
	Incorporation	at December 31, 2003
Associates:
Borsod Chem-Krems Chemie Formalin KFT	Hungary	33%
Dynea Pakistan Ltd	Pakistan	33.2%
Joint Ventures:
Methanor V.O.F.	Netherlands	40%
Dyno Industries (W.A.) Pty Ltd.	Australia	50%
Dyno Do Brazil	Brazil	50%

7. Inventories

Inventories consist of:

	December 31, 2003	December 31, 2002
Raw material	€38.8	€44.1
Work in progress	0.5	0.8
Finished goods	22.2	31.1

Total	61.5	76.0
Obsolescence provision (Note 9)	(2.3)	(0.7)

Total	€59.2	€75.3

8. Accounts receivable

Accounts receivable consist of:

	December 31, 2003	December 31, 2002
Trade receivables (net of allowances for doubtful accounts of €5.8 and €4.9, respectively, Note 9)	€88.9	€104.5
Related party receivable (Note 25)	5.4	6.8
Prepayments	3.1	16.6
Fair value of foreign exchange forward contracts	1.4	5.4
Other receivables	15.8	6.3

Total	€114.6	€139.6

9. Valuation accounts

Provisions from assets to which they apply:

	Beginning	Acquired	Charged to		Discontinued	Ending
	Balance	Operations	Expenses	Utilized	Operations	Balance
Year ended December 31, 2002
Allowance for doubtful accounts receivable	4.3	—	0.8	(0.2)	—	4.9
Obsolescence provision for inventory	0.7	—	0.5	(0.5)	—	0.7
Valuation allowance for deferred tax assets	20.7	—	69.4	(10.6)	—	79.5
Year ended December 31, 2003
Allowance for doubtful accounts receivable	4.9	0.8	0.4	(0.3)	—	5.8
Obsolescence provision for inventory	0.7	—	2.0	(0.4)	—	2.3
Valuation allowance for deferred tax assets	79.5	—	9.9	(9.6)	(2.4)	77.4

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

10. Investments

At December 31, 2003 and 2002, investments consisted of available-for-sale items including equity and debt investment funds and totaled to €1.5 million and €1.4 million, respectively.

Available for sale securities are included in marketable securities in the Balance Sheet. For all securities, fair market value is based on quoted market prices.

A subsidiary of Dynea International has a legal obligation under local tax laws to fund 50% of their pension liability with investments in securities. All of the available for sale investments in debt and equity securities funds as at December 31, 2003 are maintained to meet this requirement. These investments are not plan assets.

During 2003 and 2002 Dynea International sold €0.0 million and €0.2 million respectively of available for sale securities. The gross realized gains were immaterial.

11. Derivatives and financial instruments

Nominal values of derivative financial instruments

	December 31, 2003	December 31, 2002
Interest rate swaps, caps, and futures contracts	€83.6	€148.9
Foreign exchange forward contracts	110.7	209.3
Maturity of interest rate swap contracts:
Under 1 year	15.8	73.2
2-5 years	67.8	19.1

Fair values of derivative financial instruments

	December 31, 2003			December 31, 2002
	Positive	Negative	Net	Net
	fair values	fair values	fair values	Fair values
Interest rate swaps, caps, and futures contracts	€—	€(0.8)	€(0.8)	€(0.4)
Foreign exchange forward contracts	1.4	(0.5)	0.9	4.4
Maturity of interest rate swap contracts:
Under 1 year	—	(0.1)	(0.1)	(0.2)
2-5 years	—	(0.7)	(0.7)	(0.2)

Fair values of the interest rate swaps, caps, futures, and foreign exchange forward contracts are recognized in the Balance Sheet under Current Assets or Current Liabilities. Positive and negative fair values of financial instruments are shown under Other Receivables or Accrued Liabilities in accordance with IAS 39. See Note 19. Dynea International had no commodity derivatives at December 31, 2003.

Fair value of other financial instruments- The carrying amount and fair value of financial instruments used by Dynea International are as follows:

	December 31, 2003		December 31, 2002
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Marketable securities	€1.5	€1.5	€1.4	€1.4
Cash and cash equivalents	21.2	21.2	31.9	31.9
Accounts and related party receivables	94.3	94.3	111.3	111.3
Other receivables	15.8	15.8	6.3	6.3
Liabilities
Accounts and related party payables	86.4	86.4	94.2	94.2
Long-term debt due currently and short-term borrowings	75.6	75.6	122.0	122.0
Long-term debt	414.4	436.3	482.8	509.1
Other financial instruments
Financial guarantees and letters of credit	—	0.2	—	0.2

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

     The following methods and assumptions were used to determine the above fair values:

i)	The fair value of marketable securities is based on quoted market prices.

ii)	The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and long-term debt due currently and short-term borrowings approximate their fair values because of the short maturity of these instruments.

iii)	The fair values of interest rate swaps are based upon valuations provided by the counterparty, which are calculated using a discounted cash flow analysis.

iv)	The fair values of foreign exchange forward contracts are calculated using year-end market rates.

v)	The fair values of financial guarantees and letters of credit is based upon fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparts at the reporting date.

vi)	The fair value of long-term debt is based upon current rates for similar debt arrangements.

vii)	No comparable market exists for the related party balances. The carrying value is assumed to approximate fair value.

viii)	Carrying amount of derivative financial instruments equal fair values.

ix)	The fair values of interest rate caps and futures contracts are based upon valuations provided by the counterparty, which are based on quoted market rates at the balance sheet day.

The nominal amounts of derivatives summarized in the above table do not represent amounts exchanged by parties and, thus, are not a measure of Dynea International’s exposure from its use of derivatives. The nominal amounts for the forward exchange contracts include positions, which have been effectively closed off.

Hedge of net investment in foreign equity

Dynea International’s Canadian dollar borrowing of CAD 33.2 million (part of Term A CAD tranche and part of Term B CAD tranche under the Senior credit agreement) is designated as a hedge of the net investment in its foreign subsidiary in Canada. In euros the value of the borrowing was €20.4 million (€20.0 in 2002) at December 31, 2003. The foreign exchange loss of €(0.3) million net of taxes on translation of the borrowing to Euro at the balance sheet date was recognized in shareholder’s equity.

Dynea International’s U.S. dollar borrowing of $ 30.5 million (part of Term A USD tranche and part of Term B USD tranche under the Senior credit agreement) is designated as a hedge of the net investment in its foreign subsidiary in the United States. In euros the value of the borrowing was €24.2 million (€29.1 in 2002) at December 31, 2003. The foreign exchange gain of €3.5 million net of taxes on translation of the borrowing to Euro at the balance sheet date was recognized in shareholders’ equity.

Financial risk management

Dynea International has operations in over 20 countries. Approximately 90% of Dynea International’s revenues are generated from international customers.

The overall objective of the Group’s Treasury is to provide centralized and cost-effective funding to subsidiaries as well as to manage financial risks in order to minimize the negative effects of market fluctuations on Dynea International’s net income. The main exposures for Dynea International managed by Group’s Treasury are interest rate risk and currency risk. In addition there is a risk of adverse raw material price fluctuations, which is managed by the centralized supply and logistics organization.

Risk management is mainly carried out by a central Treasury operation under policies approved by the Board of Directors. Corporate Treasury identifies, evaluates and hedges financial risks in close co-operation with the business units. Raw material price risk is managed by the Group’s centralized supply and logistics organization in close co-operation with the business units.

Interest rate risk—Dynea International is exposed to changes in interest rates. Dynea International’s policy is to have a minimum of 30% of its total debt as fixed interest rate debt. This is achieved by swapping floating interest rate debt to fixed interest rate debt using interest rate swap agreements, caps and futures contracts.

Foreign exchange risk—Dynea International is exposed to foreign exchange risk arising mainly from movements in the values of Norwegian kroner, U.S. dollar and Canadian dollar. Subsidiaries are encouraged, but not required, to use forward exchange contracts transacted with Corporate Treasury, to hedge their exposure to foreign currency risk in the local reporting currency. Corporate Treasury hedges the exposures in each currency using external forward exchange contracts. All forward foreign exchange contracts are marked-to-market at each balance sheet date through current period earnings.

Dynea International’s policy is to minimize translation risk exposure by funding assets, whenever economically possible, in the same currency. If matching of the assets and liabilities in the same currency is not possible, hedging of the remaining translation risk of the net investment in foreign entities may occur. Dynea International uses long-term liabilities to hedge translation risk.

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Concentrations and credit risk—Counterpart risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Dynea International maintains credit policies with regard to its counterparts that management believes significantly minimize overall credit risk. Dynea International does not obtain collateral to support the agreements but monitors the financial viability of counterparts and credit risk is minimal on these transactions. The extent of this exposure varies with the prevailing interest and currency rates and was not material throughout the period. Dynea International does not expect any losses from non-performance by these counterparts and does not have any significant grouping of exposures to financial sector or country risk.

Raw material price risk—Dynea International is exposed to raw material price risk arising mainly from movements in the price of the main raw materials methanol, urea, phenol, and melamine. As the prices Dynea International pays for the raw materials change quarterly or monthly, Dynea International is subject to considerable volatility in the prices it pays for such materials. Prices of methanol and urea are highly volatile, while prices of phenol and melamine are generally slightly less so. The sales prices of Dynea International’s products are primarily a function of several items including the prices of the raw materials Dynea International uses to make the products. This connection between the raw material prices and the sales prices gives significant protection against adverse changes in raw material prices. However, Dynea International is not always able to fully pass through to the customers the fluctuations in the prices of raw materials. Centralized supply and logistics organization hedges Dynea International against the raw material price fluctuations through purchasing contracts or commodity derivatives. Commodity derivative contracts are marked-to-market at each balance sheet date through current period earnings.

12. Other current assets

	December 31, 2003	December 31, 2002
Other shares and holdings	€0.3	€0.8
Short-term loans receivable	1.3	0.2

Total	€1.6	€1.0

13. Share capital

Upon foundation of Dynea International, Dynea contributed € 8,000 for 80 shares of Dynea International at a par value of €100 per share. On July 31, 2000, Dynea contributed its interest in Dynea Chemicals Oy to Dynea International in exchange for 2,764,920 shares at par value of €100. Additional 45,000 shares at par value of €100 were issued to Dynea on December 31, 2000. These shares were paid in January 2001 and were registered in the Finnish Trade Register on March 20, 2001. In 2002, additional 70,000 shares at par value of €100 were issued to Dynea. These shares were paid in March 2002 and registered in the Finnish Trade Register on May 8, 2002. In 2003, additional 50,000 shares at par value of €100 were issued to Dynea. These shares were paid in March 2003 and registered in the Finnish Trade Register on March 3, 2003. Thus total share capital at December 31, 2003 consisted of 2,930,000 shares at par value of €100.

Dynea International is subject to certain dividend restrictions under their loan and senior note agreements. Dynea International may not pay a dividend if there is a default or potential default of any loan covenant or if there is a due, but unpaid principal amount.

Because Dynea International Oy’s equity is below 50% of the share capital, the Board will propose at the 2004 annual general meeting of the shareholders that its share capital should be lowered by €222,034,000.00 to cover the accumulated losses. The lowering of the share capital is proposed to take place through the cancellation of the corresponding number of common shares. Therefore the par value of the shares will remain the same.

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

14. Borrowings

Borrowings consist of the following:

		Outstanding		Carrying Value
	Nominal	as at 31 December		as at 31 December
	Value Issued	2003	2002	2003	2002
Senior notes	€250.0	€250.0	€250.0	€235.4	€233.1
Senior credit agreement		202.0	277.5	194.7	268.1
Other long-term loans with financial institutions		5.0	3.3	5.0	3.3
Short-term borrowings		54.9	100.3	54.9	100.3

Total borrowings	€250.0	511.9	631.1	490.0	604.8

Less: Current portion of long-term loans		20.7	21.7	20.7	21.7
Short-term borrowings		54.9	100.3	54.9	100.3

Long-term debt, less amounts due currently		€436.3	€509.1	€414.4	€482.8

Senior notes

On August 8, 2000, Dynea International issued € 240.0 million in senior notes due August 15, 2010, at 12¼%. On August 24, 2000, Dynea International issued an additional €10.0 million in senior notes due August 15, 2010, at 12¼%. The total issue was registered and as at December 31, 2003 the total issued amount is outstanding. Interest is payable every six months, on February 15 and August 15 of each year. These notes are unsecured and rank senior in right of payment to all future subordinated debt and equal in right of payment to all existing and future un-subordinated debt. The notes are guaranteed by Dynea Chemicals Oy, a wholly owned subsidiary of Dynea International (Note 1), on a senior subordinated basis. The notes will be redeemed at par at maturity. On or after August 15, 2005, Dynea International has the right to redeem any or all of the notes at a specified redemption price beginning at 106.125% and declining thereafter. Prior to that date, Dynea International may only redeem all of the notes at a redemption price equal to the principal amount plus a specified premium (make-whole price), unless an equity offering occurs. Unamortized arrangement fees for the senior notes totaled €14.6 million at December 31, 2003.

Senior credit agreement

In conjunction with the acquisition of Dyno, Dynea International refinanced its existing loans and line of credit during 2000 under three new term loan facilities, for up to €190 million (“Term A”), € 95 million (“Term B”), and € 95 million (“Term C”), respectively. The loans are due June 30, 2007, 2008 and 2009, respectively. The Term A loan and the Revolving Credit Facility (as discussed below under Short-term borrowings) contain a margin ratchet, whereby the interest rate will vary between LIBOR plus two percent and LIBOR plus one and one-quarter percent depending on the ratio of total net debt to earnings before interest, taxes, depreciation and amortization (EBITDA), as defined. The Term B loan carries an interest rate of LIBOR plus 2.5%, and the Term C loan carries an interest rate of LIBOR plus 3.0%. The weighted-average interest rate on amounts outstanding under the senior credit agreement and other long-term loans with financial institutions was 4.44% at December 31, 2003.

Dynea International sold its Oil Field Chemicals businesses to M-I L.C.C. on January 28, 2003. The net proceeds from the sale were approximately €55.0 million. In accordance with the terms and conditions of the senior credit agreement, part of these proceeds were to be applied as a prepayment against the outstanding loan facilities on a pro-rata basis. These payments totaled €25.0 million, when the money was transferred to blocked currency denominated accounts at the beginning of 2003. At the prepayment dates the money from the blocked accounts was used for the prepayments and the payments amounted to €11.2 million, €6.9 million and €6.3 million for Term A, Term B and Term C, respectively, during 2003. In connection with the extinguishment of debt due to the Oil Field Chemicals Businesses prepayment during 2003, Dynea International incurred a loss on extinguishment of debt of €0.8 million (Note 24). This loss resulted from write-offs of unamortized debt issuance costs.

Dynea International sold its Polyester businesses to Ashland Inc. on April 30, 2001. The net proceeds from the sale were approximately €60.0 million. In accordance with the terms and conditions of the senior credit agreement, these proceeds were to be applied as a prepayment against the outstanding loan facilities on a pro-rata basis. These payments totaled €29.4 million, €3.3 million and €15.3 million for Term A, Term B and Term C, respectively, during 2001. In March 2002, the company repaid an additional €12.0 million of Term B.

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

In connection with the extinguishment of debt due to the Polyester prepayment during 2001, Dynea International incurred a loss on extinguishment of debt of €1.3 million (Note 24). This loss resulted from write-offs of unamortized debt issuance costs. Unamortized arrangement fees for the senior senior credit agreement totaled €7.3 million at December 31, 2003.

Short-term borrowings

Under the senior credit agreement, Dynea International also obtained multi-currency, revolving loan for up to €100 million (“Revolving Credit Facility”). The Revolving Credit Facility expires June 30, 2007. However, Dynea International will procure that after July 31, 2005 either for 2 periods of 5 successive days or, one period of 10 days, in each of its financial years the aggregate of all withdrawals under the Revolving Credit Facility shall not exceed €10.0 million. At December 31, 2003, €51.6 million (2002: €89.9 million) was outstanding on the Revolving Credit Facility. Letters of credit issued by the financial institution reduces the available credit amount. The available credit amount was €30.7 million at December 31, 2003 (2002: €1.0 million).

The weighted average interest rate on short-term loans was 3.61% at December 31, 2003. This amount consists of 4 tranches denominated in either euros or U.S. dollars and totaling €51.6 million at December 31, 2003 under the Revolving Credit Facility. In addition, subsidiaries of Dynea International have short-term loans from financial institutions totaling €3.3 million.

After taking account of interest rate swaps, the interest rate exposure of the borrowings of Dynea International was as follows:

	December 31, 2003	December 31, 2002
Total borrowings:
at fixed rates	€337.6	€346.3
at floating rates	174.3	284.8

	€511.9	€631.1

Borrowing balances are denominated in the following currencies:

	December 31, 2003	December 31, 2002
U.S. dollars	24%	20%
Euro	52%	48%
Canadian Dollars	5%	5%
Norwegian Kroner	18%	26%
Others	1%	1%

Borrowings are repayable as follows:

December 31, 2003
2004	€75.6
2005 – 2008	134.5
Thereafter	301.8

Total	€511.9

Dynea International’s debt agreements contain certain debt covenants, including: ratios of EBITDA to interest, debt to EBITDA, earnings to fixed charges, and cash flow to funding costs and limits on capital expenditures.

Substantially all of the assets of Dynea International Oy and its subsidiaries, including all of its property, plant and equipment, are pledged as collateral on these obligations (Note 20). In addition, individual subsidiaries have guaranteed loans of the parent company.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As stated in Note 29 the Company has in February 2004 negotiated a waiver for all breaches of financial covenants relating to the 12 months ending December 31, 2003 and amended financial covenants relating to minimum debt-service, cash flow and interest-coverage ratios until December 31, 2004. In connection with the negotiations the Company has also agreed that it has the option to present new business plans for fiscal years 2005, 2006 and 2007 to the senior lenders for approval in December 2004, and if approved, the senior lenders will agree to an amendment of certain financial covenants also for years 2005 to 2007. In case the business plans are not approved, the Company will need to comply with the original financial

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

covenants beginning as of March 31, 2005, which could result in potential breaches of these covenants. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

15. Taxation

The components of income tax benefit are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2002	2001
Current:
Finland	€0.7	€2.1	€0.8
Foreign	11.5	8.2	10.8

	12.2	10.3	11.6
Deferred:
Finland	(1.1)	(1.1)	(1.3)
Foreign	8.2	(14.4)	(17.9)

	7.1	(15.5)	(19.2)
Total income tax expense (benefit)	€19.3	€(5.2)	€(7.6)

Significant components of Dynea International’s deferred tax assets and liabilities are as follows:

	December 31, 2003	December 31, 2002
Deferred tax assets:
Tax loss carry-forwards	€34.8	€39.5
Tax credit carry-forwards	—	5.9
Excess of tax value over book value of fixed assets	1.6	—
Reserves and accruals	5.1	3.9
Pensions	2.7	3.4
Writedown in investments	139.7	65.9
Other	6.0	7.5
Valuation allowance for deferred tax assets	(160.1)	(79.5)

Deferred tax assets	€29.9	€46.6

Deferred tax liabilities:
Excess of book value over tax value of fixed assets	(63.2)	(69.8)
Reserves and accruals	(0.5)	(0.9)
Pensions	(0.1)	(0.2)
Other	(9.4)	(11.9)

Deferred tax liabilities	€(73.2)	€(82.8)

Net deferred tax liability	€(43.3)	€(36.2)

The recognized deferred tax asset is based upon the expected future utilization of net operating loss carry forwards and the reversal of other temporary differences. For financial reporting purposes, Dynea International has recognized a valuation allowance for those benefits for which realization is not probable. Dynea International continually reviews the adequacy of the valuation allowance and is recognizing these benefits only as reassessment indicates that it is probable that the benefits will be realized.

As at December 31, 2003, Dynea International had net operating loss carry forwards of €130.2 million that were available to offset future taxable income. The total net operating loss carry forwards included €49.4 million with no expiration dates, €33.7 million that expire in 15-20 years, €42.3 million that expire in 10 years, and €4.8 million that expire in 5-8 years.

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The net non-current deferred tax liability was €43.3 and €36.2 million at December 31, 2003 and 2002, respectively. The non-current deferred tax assets included €1.0 million and €13.8 million of deferred tax assets expected to reverse in the following twelve months as of December 31, 2003 and 2002, respectively. The non-current deferred tax liabilities also included €4.6 million of deferred tax liabilities expected to reverse in the following twelve months as of December 31, 2003.

Income tax benefit at the statutory tax rate is reconciled below to the actual income tax benefit:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2002	2001
Finland	€(18.3)	€3.4	€3.1
Foreign	(24.7)	(21.4)	(58.3)

Total loss before income taxes and minority interest	€(43.0)	€(18.0)	€(55.2)

Tax benefit at Finnish statutory rate (29%)	€(12.5)	€(5.2)	€(16.0)
Unrecognised deferred tax asset	9.9	3.5	8.6
Previously unrecognized utilized deferred tax asset	(4.2)	(10.1)	(4.4)
Effect of foreign tax rates	—	1.0	(2.9)
Non-deductible goodwill	16.4	4.2	4.3
Non-deductible expenses	9.1	0.2	2.8
Income taxes from previous periods	0.6	1.2	—

Income tax expense (benefit)	€19.3	€(5.2)	€(7.6)

16. Employee benefits

Dynea International operates a number of defined benefit and defined contribution plans throughout the world, which are financed according to local practice.

Defined benefit post-employment obligations are determined by actuarial valuations using a method based on projected salaries to the end of employment (the projected unit credit method). The total liability in respect of pension obligations to pensioners is determined as well as the liability relating to the past service of employees. For retirement indemnities, the commitment based on estimated total service in the Group is determined and provision made for past service using the projected unit credit method.

Assumptions as to mortality, withdrawal of employees and salary projections take into account the economic and demographic conditions specific to each country and company.

Under IAS 19 the annual post-employment benefit cost comprises the estimated cost of benefits accruing in the period as determined in accordance with IAS 19 (revised 2002), which requires the significant actuarial assumptions to reflect market and economic conditions at the balance sheet date. In particular, discount rates reflect the yield on high quality corporate bonds of an appropriate term.

The majority of the Group’s defined benefit post-employment benefits are provided for its employees and former employees in Austria, Canada, France, Germany, the Netherlands, Norway, Singapore, the United Kingdom and the United States. Post-employment benefits provided for other overseas participants are, in general, either government-provided or defined contribution. In Finland, benefits are provided under the state plan, which are defined benefit in nature. However, due to the nature of funding for these benefits, Dynea is accounting for these benefits under IAS 19 using a defined contribution approach, and the pension expense is equal to the cash payable.

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Actuarial gains and losses in excess of the “10% corridor” are spread as a level amount over the expected average remaining service lives of the employees.

	December 31,	December 31,	December 31,
	2003	2002	2001
Weighted average assumptions:
Discount rate	5.7%	6.1%	6.3%
Rate of compensation increase	3.1%	3.9%	4.0%
Expected return on plan assets	6.2%	6.8%	7.3%
Amounts recognized in the balance sheet:
Fair value of plan assets	€67.4	€67.6	€78.1
Defined benefit obligation	(100.9)	(107.9)	(102.3)

Funded status	(33.5)	(40.3)	(24.2)
Unrecognized net actuarial (gain)/loss	16.2	24.0	10.0

Balance sheet prepaid/(accrued) pension cost	€(17.3)	€(16.3)	€(14.2)

Made up of :
Balance sheet prepaid pension cost	2.0	2.9	4.2
Balance sheet (accrued) pension cost	(19.3)	(19.2)	(18.4)
Amounts recognized in the income statement:
Service cost	3.6	3.8	3.8
Interest cost	6.0	6.4	6.3
Expected return on assets	(4.3)	(5.4)	(6.0)
Recognized actuarial (gain)/loss	0.7	0.4	(0.1)
Past service cost	0.6	—	0.6
Settlement and curtailment gains	(0.7)	—	(1.4)

Total (benefit)/expense included in staff costs	5.9	5.2	3.2

Movement in the balance sheet:
Beginning balance	(16.3)	(14.2)	(13.2)
Effect of acquisitions	(0.5)	—	—
Effect of disposals	—	—	0.2
Total net periodic benefit (cost)/income (excluding gain on disposal)	(5.9)	(5.2)	(3.1)
Employer contribution	4.3	3.2	2.1
Exchange differences	1.1	(0.1)	(0.2)

Ending balance	€(17.3)	€(16.3)	€(14.2)

The settlement and curtailment gains of €0.7m and €1.4 million in 2003 and 2001, respectively, relate to the sale of several subsidiaries during 2003 and 2001, as discussed in Notes 22 and 23.

Dynea International’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate and during 2003, 2002 and 2001 amounted to €3.6, €3.3 and €4.7, respectively (Note 21).

The actual returns on assets for years ended December 31, 2003, 2002 and 2001 were €7.1 million, €(5.6) million and €0.9 million, respectively.

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

17. Provisions

Provisions consist of:

	Restructuring	Other	Total
At December 31, 2002	€7.4	€—	€7.4
New provisions	1.2	6.8	8.0
Utilized during the period	(0.9)	(0.8)	(1.7)
Released during the period	(1.7)	—	(1.7)

At December 31, 2003	€6.0	€6.0	€12.0

	December 31,	December 31,
	2003	2002
Long-term provisions	€9.4	€7.4
Short-term provisions	2.6	—

Total	€12.0	€7.4

Restructuring Provisions

In 2003, Dynea International decided to restructure and optimise Dynea resins operations in Norway. During 2004, the production at Engene plant will be relocated to Lillestrøm plant. The decision led to personnel redundancies and the provision related to the employee termination charges amounted to €1.2 million in 2003.

In conjunction with the decision to close the Europoort plant by January 1, 2002, Dynea International recorded a €7.2 million provision relating to contractual lease payments for the closed plant site, employee termination benefits for involuntarily terminated employees, environmental site remediation, and demolition costs. In 2001, €1.5 million was paid and €0.9 million of contractual lease payments reversed as Dynea International exited the Europoort site earlier than estimated. At December 31, 2001, the remaining provision included contractual lease payments for the closed plant site and employee termination benefits for these terminated employees of €4.8 million, of which €0.4 million was paid during 2002 and €0.4 million was paid and €1.1 million released during 2003. At December 31, 2003 the remaining provision related to the restructuring charges amounted to €2.9 million.

In 2001, Dynea International continued its efforts to streamline operations. Provisions charged to the income statement in 2001 related to termination charges of 50 persons at three plants and various other expenses amounting to €3.2 million. At December 31, 2001 the remaining provision related to the restructuring charges totaled €5.8 million, of which €2.1 was paid and €0.7 million released during 2002, and €0.5 million was paid and €0.6 million released during 2003. At December 31, 2003 the remaining provision related to the restructuring charges amounted to €1.9 million.

Other Provisions

In 2003, other provisions chiefly comprised of a provision related to an onerous contract.

18. Accounts payable

Accounts payable consist of:

	December 31, 2003	December 31, 2002
Trade payables	79.5	€81.3
Related party payables (Note 25)	6.9	12.9

Total	€86.4	€94.2

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

19. Accrued liabilities

Accrued liabilities consist of:

	December 31, 2003	December 31, 2002
Accrued interest	€9.8	€13.4
Fair value of foreign exchange forward contracts	0.5	1.0
Fair value of interest rate swaps, caps and futures contracts	0.8	0.4
Related party liabilities	2.8	—
Other accrued liabilities	14.6	12.0

Total	€28.5	€26.8

20. Commitments and Contingencies

Dynea International evaluates its position relative to asserted and unasserted claims, loss-making purchase commitments or future commitments and records provisions as needed.

Litigation and claims— Various lawsuits and claims are pending against Dynea International. Although the outcome of such lawsuits and claims cannot be predicted with certainty, the expected deposition thereof will not, in the opinion of the management, either individually and in the aggregate result in a material adverse effect on Dynea International’s results of operations and financial position.

Operating lease commitments—The future aggregate minimum lease payments at December 31, 2003, under non-cancelable operating leases were as follows:

December 31, 2003
2004	€3.0
2005 – 2008	8.2
Thereafter	15.2

Total	€26.4

The operating lease commitments relate to leases for autos, buildings, land, office space, support services and equipment.

Mortgages, pledges and other guarantees given—Substantially all of the assets of Dynea International Oy and its subsidiaries, including all of its property, plant and equipment, are pledged as collateral of its loan obligations (Note 14). Mortgages, pledges and guarantees given consist of:

	December 31, 2003	December 31, 2002
Chattel mortgages	€90.3	€58.9
Real estate mortgages	199.3	219.6
Investments in subsidiaries at historical cost	768.0	1,269.5
Other pledges given	201.3	210.4
Guarantees given	4.1	3.3

Other commitments—Dynea International has both a land lease agreement through December 31, 2030 and a supply agreement with Fortum Oil and Gas Oy on process cooling water tunnel system, steam, electricity, and drink water through December 31, 2006. Fortum Oil and Gas Oy sets the prices on a monthly basis based on costs incurred. In addition, Dynea International has a supply agreement with Borealis Polymers Oy on process cooling water, salt free water, compressed air, and wastewater treatment through December 31, 2006. Borealis Polymers Oy sets the prices on a monthly basis based on costs incurred.

Dynea International has one long-term Methanol purchase contract. The contract with Statoil is for 210,000 tons and the pricing is based on ICIS prices through December 31, 2006.

Dynea International has capital commitments worth €8.6 million at December 31, 2003. Capital commitments relate to ongoing investments mainly in the United States, Russia and China.

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Dynea International has a processing agreement, agreement on technical services, and agreement on commercial services with Shin-Etsu PVC NV through December 31, 2005. Additionally Dynea International has R&T&D agreement with Perstorp AB, which is valid for the time being.

Dynea International is subject to business risks that are actively managed against exposures.

Financial Guarantees—Wholly owned subsidiaries have guaranteed long-term borrowings of the parent company. Dynea International has letters of credit and guarantees with financial institutions.

21. Staff costs

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2002	2001
Wages and salaries	€101.4	€99.3	€103.0
Indirect employee costs	16.2	17.0	20.6
Pension costs—defined contribution plans	3.6	3.3	4.7
Pension costs—defined benefit plans	6.8	5.7	3.2

Total staff costs	€128.0	€125.3	€131.5

The average number of persons employed during the years ended December 31, 2003, 2002 and 2001, totaled 3,155, 3,013, and 3,311, respectively.

22. Disposals

On May 31,2001 the Company sold its 30% interest in LP Pacific Films Sdn Bhd for sales proceeds of €2.7 million and on June 14, 26.67% ownership in Hexza-Neste Chemicals Sdn Bhd was sold for sales proceeds of €4.0 million. The 100% ownership of Dynomer Sdn Bhd was sold in February 2001 for sales proceeds of €1.0 million. On February 2001 Neste Chemicals Distribution business was sold for sales proceeds of €1.8 million.

23. Discontinuing operations

On January 28, 2003, Oil Field Chemicals segment was disposed including business in Norway, subsidiaries in Australia, Great Britain, Indonesia, Middle-East and Singapore, and the shares of an associated company in India. The deal became effective as of January 1, 2003.

During fiscal year 2001, the Polyester business was sold including Neste Polyester (Kunshan) Co., Neste Chimie France S.A., Neste Polyester S.A., Neste Eastern Markets Oy and Neste Chemicals Services Oy.

Cash flows and net assets disposed for each of the discontinuing segments were as follows:

	Oil Field Chemicals		Polyester
	Year Ended	Year Ended	Year Ended
	December 31, 2002	December 31, 2002	December 31, 2002
Operating cash flows	€5.3	€6.9	€(0.2)
Investing cash flows	(0.4)	(0.9)	(0.5)
Financing cash flows	(3.4)	(11.3)	0.7

Total cash flows	€1.5	€(5.3)	€0.0

Total assets to be disposed	70.2	69.7	—
Total liabilities to be disposed	(7.8)	(8.9)	—
Net assets to be disposed	62.4	60.8	—

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

The pretax gain on sale of Oil Field Chemicals segment was €1.4 million and the tax expense of OFC disposal amounted to €10.5 million in the year ended December 31, 2003. The loss on sale of Polyester in the year ended December 31, 2001 was €3.3 million.

The net cash inflow on the sales was determined as follows:

	Oil Field Chemicals	Polyester
Proceeds from sale	75.6	65.8
Less: cash and cash equivalent in subsidiary sold	(1.7)	(0.6)

Net cash inflow on sale	73.9	65.2

24. Finance costs

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2002	2001
Interest income	€(2.1)	€(2.0)	€(6.2)
Other financial income	(0.2)	(2.8)	(0.7)
Net foreign exchange transaction (gains) losses	2.4	(16.5)	(4.5)
Interest expense	50.2	63.6	79.9
Other financial expense	8.1	7.7	10.4
Loss on early extinguishments of debt (Note 14)	0.8	—	1.3

Net finance costs	€59.2	€50.0	€80.2

25. Related party transactions

Dynea Oy owns 100% of Dynea International’s shares. The ultimate parent of Dynea International is Industri Kapital, which controls 88% of the voting rights of Dynea Oy indirectly through its two investment funds, Industri Kapital 1997 Limited and Industri Kapital 2000 Limited. Management and other shareholders own the remaining shares.

The following transactions were carried out with related parties:

Acquisitions

Effective January 1, 2003 Dynea International acquired from its parent company Dynea the Chemitec companies Dynea Erkner Gmbh and Dynea Holding B.V. with its subsidiaries for a consideration of €36.2 million (Note 1).

In 2001, Dynea International purchased the melamine resins business from Dynea Moers GmbH, a subsidiary of Dynea Oy (Note 1).

Related Party Balances (in addition to the above mentioned)

	December 31, 2003	December 31, 2002
Loan receivables from associated companies	€0.7	€0.7
Other current receivables from other related parties	1.3	5.0
Accounts receivables from associated companies	1.7	1.0
Accounts receivables from other related parties	2.5	0.8
Loan payables to other related parties	61.2	0.4
Interest liabilities to other related parties	2.8	—
Accounts payables to associated companies	2.0	1.0
Accounts payables to other related parties	4.9	11.9
Purchase price payables to other related parties	—	0.7
Other current liabilities to other related parties	0.1	7.1

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Related Party Transactions (in addition to the above mentioned)

	Year Ended	Year Ended	Year Ended
	December 31, 2003	December 31, 2002	December 31, 2001
Sales to associated companies	€7.1	€5.2	€1.7
Sales to other related parties	13.4	13.8	10.4
Purchases from associated companies	24.4	19.2	17.3
Purchases from other related parties	12.0	6.7	3.9
Management service charges from related parties	7.9	3.2	7.1
Other income from associated companies	1.3	—	—
Other income from other related parties	0.5	—	—
Other expenses to other related parties	—	—	0.7
Interest income from other related parties	0.1	—	—
Interest expenses to other related parties	6.7	—	—

As a result of Dynea Oy purchasing a certain number of Dynea International’s outstanding 12¼% notes (due 2010 as described above under “Liquidity and capital resources”) Dynea International has accrued interest in the amount of €6.7 million to Dynea Oy during the year ended December 31, 2003. Separately, at December 31, 2003, Dynea International had a loan of €61.2 million payable to Dynea Oy.

Transactions with Directors

For the year ended December 31, 2001, total director remuneration was € 3.3 million. Roschier Holmberg Attorneys Ltd., a law firm at which a former board member of Dynea International is a partner, provided € 0.5 million in legal services to Dynea Chemicals in 2001.

Guarantees

Dynea International had given guarantees on behalf of associated companies of €0.2 million and €0.2 million at December 31, 2003 and 2002, respectively.

Group Contributions

Dynopart AS, a Norwegian limited liability company and subsidiary of Dynea Oy, disposed of its equity interest in Dynal Biotech (one of the Dyno Investcos) during 2001 for approximately €41.0 million. Under Norwegian tax legislation, companies are required to pay taxes on an individual entity basis, regardless of whether they belong to a consolidated group. However, individual companies within a consolidated group are permitted under certain conditions to transfer income to related entities within a tax period. These transfers are recorded as group contributions and are charged or credited to equity. In addition the current tax and deferred tax related to the group contributions are also charged or credited directly to equity.

Group contributions amounting to €38.2 million were made by Dynopart AS and Dynopart Holding AS to Nordkem AS in 2001 of which € 30 million was paid in cash during October 2001 and €8.2 million during September 2002. The group contribution received by Nordkem AS is not considered to be taxable and therefore the total group contribution of €38.2 million was taken to shareholders’ equity. In 2002, group contributions amounting to €0.9 million were made by Dynopart to Nordkem in 2002 and a group contribution amounting to €6.0 million was made by Dynea Finland Oy to Dynea Oy. In 2003, group contributions amounting to €0.2 million were made by Dynopart to Nordkem in 2003 and a group contribution amounting to €5.0 million was made by Dynea Oy to Dynea Chemicals Oy.

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

26. Notes to the cash flow statement

		Year Ended	Year Ended	Year Ended
		December	December 31,	December 31,
	Notes	31, 2003	2002	2001
Operating activities
Net loss for the year		€(63.7)	€(15.3)	€(50.0)
Adjustments for:
Depreciation and amortization	4, 5	50.7	53.8	56.5
Impairment write downs	4, 5	4.4	—	2.3
Restructuring and other related items		(0.5)	(0.7)	—
(Profit)/loss on sale of discontinued operations	23	(1.4)	—	3.3
Gain on sale of associated companies		—	—	(3.0)
Loss (gain) on sale of assets:
Profit on disposal of trading investments		—	—	(0.7)
Loss on sale of other assets		—	—	0.6
Share in undistributed earnings of associated companies and joint ventures	6	(14.7)	(3.3)	1.3
Finance costs	24	59.2	50.0	80.2
Income tax expense (benefit)	15	19.3	(5.2)	(7.6)
Minority interest	2	1.4	2.5	2.4

Working capital changes:
(Increase) decrease in inventory	7	7.5	(6.6)	15.7
(Increase) decrease in accounts and related party receivables	8	1.5	2.6	6.5
(Increase) decrease in trading investments		—	—	60.1
(Increase) decrease in other current assets	12	(1.9)	3.4	4.2
(Increase) decrease in other non-current assets		(0.7)	0.1	—
Increase (decrease) in accounts and related party payables	18	0.7	14.9	(11.8)
Increase (decrease) in accrued liabilities	19	4.9	(1.3)	(23.7)
Increase (decrease) in other current liabilities		0.8	(4.6)	(13.4)
Increase (decrease) in pension liabilities	16	2.0	1.8	0.7
Increase (decrease) in provisions		4.5	(3.8)	(0.9)
Increase (decrease) in other non-current liabilities	17	(1.2)	(2.3)	—
Correction for disposals and acquisitions		(9.7)	—	—

Cash generated from operations		€63.1	€86.0	€122.7

At December 31, 2001 included within cash generated from operations of €122.7 million was cash proceeds of 60.1 million from the disposal of bonds held by subsidiary that were categorized as trading investments.

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

27. Other principal subsidiary undertakings

Principal subsidiary undertakings as at December 31, 2003:

	Country of	% Ownership
Subsidiary	Incorporation	December 31, 2003
Dynea ASA	Norway	100%
Dynea Austria GmbH	Austria	100%
Dynea B.V.	Netherlands	100%
Dynea Chemicals Oy	Finland	100%
Dynea Erkner GmbH	Germany	100%
Dynea Ireland Ltd	Ireland	100%
Dynea NV	Belgium	100%
Dynea Finland Oy	Finland	100%
Dynea UK Ltd	UK	100%
Dynea Resins France SAS	France	100%
Dynea Canada Inc	Canada	100%
Dynea Overlays Inc	USA	100%
Dynea U.S.A. Inc.	USA	100%
Dynea NZ Ltd	New Zealand	100%
Dynea Singapore Pte. Ltd	Singapore	100%
PT Dyno Indria	Indonesia	51%

All holdings are in the ordinary share capital of the undertaking concerned.

28. Differences between IFRS and U.S. Generally Accepted Accounting Principles

Dynea International’s consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP’’). The principal differences between IFRS and U.S. GAAP that affect the consolidated net loss and total shareholder’s equity are presented below together with explanations of those differences. Various differences that have insignificant or no impact, such as principals related to leases, impairments, and taxes, among others, have not been presented.

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
		2003	2002	2001
Reconciliation of net income (loss):
Net (loss) reported under IFRS		€(63.7)	€(15.3)	€(50.0)
U.S. GAAP adjustments:
Depreciation expense	a	1.4	1.4	1.4
Amortization of goodwill	a	—	—	0.1
Pension expense	b	0.6	—	(0.6)
Marketable securities	c	(0.2)	—	—
Reversal of amortization of goodwill	e	8.9	14.6	—
Discontinued operations	f	(2.8)	—	—
Treatment of negative goodwill	g	2.1	—	—
One-time termination benefits	h	1.2	—	—
Deferred tax effect of U.S. GAAP adjustments		(1.6)	(0.4)	(0.2)

Net (loss) income under U.S. GAAP		€(54.1)	€0.3	€(49.3)

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Presentation of net loss in accordance with U.S. GAAP:

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
		2003	2002	2001
(Loss) from continuing operations		€(39.5)	€(1.1)	€(46.4)
Discontinued operations:	f
(Loss) income from discontinued operations, net of taxes of €10.5 million, respectively€0.5 million and €1.3 million,		14.6	1.4	(2.9)

Net (loss) income in accordance with U.S. GAAP		€(54.1)	€0.3	€(49.3)

		December 31, 2003	December 31, 2002
Reconciliation of shareholder’s equity:
Total shareholder’s equity reported under IFRS		€115.1	€128.4
U.S. GAAP adjustments:
Assets held for sale	a	2.2	2.2
Depreciation of tangible assets	a	6.1	4.7
Amortization of goodwill	a	0.5	0.5
Pension expense	b	1.5	0.9
Additional minimum pension liability	b	(7.1)	(7.6)
Marketable securities	c	—	0.2
Unrealized loss on marketable securities	c	—	(0.2)
Goodwill and fair value translation adjustments	d	(35.3)	(11.2)
Reversal of amortization of goodwill	e	23.5	14.6
Treatment of negative goodwill	g	2.1	—
One-time termination benefits	h	1.2	—

Deferred tax effect of U.S. GAAP adjustments		(0.8)	0.9

Total shareholder’s equity under U.S. GAAP		€109.0	€133.4

(a) Assets Held For Sale

In 1999, under U.S. GAAP, Dynea International determined that there were businesses which should be classified as assets held for sale in accordance with EITF 87-11 “Allocation of Purchase Price to Assets to be Sold.” These businesses were principally comprised of Oxo, Polyester, and NC Trading. The amount of net profit/(loss) on the sold operations that has been excluded from the income statement on a U.S. GAAP basis is € 3.7 million and €(5.9) million, respectively for 2000 and 1999 and gives rise to a total adjustment to equity of €2.2 million.

When goodwill was allocated to the assets to be sold at acquisition in order to reflect them at their fair value, negative goodwill was created. Accordingly, the carrying value of long-lived assets was reduced when that negative goodwill was eliminated under U.S. GAAP. This creates a difference between IFRS and U.S. GAAP related to goodwill amortization (€0.5 million adjustment to equity at December 31, 2003 and December 31, 2002, respectively) and depreciation expense (€6.1 million and € 4.7 million adjustment to equity at December 31, 2003 and December 31, 2002, respectively). In 2002, the adjustment related to goodwill amortization was discontinued due to a new adjustment to reverse all goodwill amortization under U.S. GAAP.

(b) Pension Expense

Under IFRS the Company accounts for pension costs and similar obligations in accordance with IAS 19 (revised 2000), “Employee Benefits.” For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. The Company has the following differences in applying the two standards:

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Certain subsidiaries maintain a “flat dollar” pension plan where benefit increases may be granted periodically. Under IFRS, these increases are accrued when calculating the projected benefit obligation and service cost, as they are considered a constructive obligation arising from an informal practice to grant such increases. However, under U.S. GAAP, these benefit increases are only accrued when the employer is deemed to be substantively committed to granting these increases. Otherwise, these increased benefits are treated as plan amendments when they occur.

Company’s benefit plans were amended in the United States in 2003 and in Canada in 2001. Under IFRS the plan amendments, to the extent vested, are recognized through the income statement in the year they occur. Under U.S. GAAP the impact is amortized over the expected services terms of the related employees.

In addition, the two frameworks differ in the treatment of curtailments and settlements. Under IFRS, gains or losses on a plan curtailment are recognized when Dynea International is demonstrably committed to making a material reduction in the future service benefits covered by a plan. U.S. GAAP, however, requires that an enterprise recognize gains related to a curtailment when the related employees terminate or the plan suspension or amendment is adopted, and recognize losses when it is probable that the curtailment will occur and the effects can be reasonably estimated. Both IFRS and U.S. GAAP allow for accelerated recognition of unrecognized amounts on curtailments and settlements. However, the methods used in determining the portion of unrecognized amounts differ under the two frameworks.

Under U.S. GAAP, the employer should recognize an additional minimum pension liability charged to other comprehensive income in shareholders’ equity to the extent that the unfunded accumulated benefit obligation (“ABO”) exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is calculated using based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee’s expected date of separation or retirement. IFRS does not require the recognition of an additional minimum liability.

The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and U.S. GAAP for pensions as of December 31, 2003, December 31, 2002 and December 31, 2001.

	December 31, 2003	December 31, 2002	December 31, 2001
Liability recognized for IFRS	€(17.3)	€(16.3)	€(14.2)
Difference in actuarial value of scheme liabilities	1.0	0.2	(0.1)
Difference in unrecognized amounts	0.4	0.7	1.2

Liability recognized for US GAAP before additional minimum pension liability	€(15.9)	€(15.4)	€(13.1)
Equity adjustment for minimum pension liability	(7.1)	(7.6)	(2.9)

Liability recognized for U.S. GAAP	€(23.0)	€(23.0)	€(16.0)
Net periodic post-employment expense (benefit) recognized for IFRS	€5.9	€5.2	€3.2
Difference in service cost	(0.1)	—	—
Difference in interest cost	—	—	(0.1)
Difference in recognition of unrecognized amounts	(0.3)	—	(0.4)
Difference in settlements/curtailments	0.5	—	1.1

Net periodic post-employment benefit recognized for U.S. GAAP	€6.0	€5.2	€3.8

(c) Marketable Securities

In accordance with IFRS the company accounts for marketable securities as discussed in Note 2. US GAAP requires that investments in debt and certain equity securities be classified as either trading, available-for-sale, or held to maturity, depending on management’s intent and ability with respect to holding such investments. Investments classified as available-for-sale are carried at fair value, with any unrealized gain or loss recorded as a separate component of equity. For the purposes of US GAAP, the gains and losses recognized from the application of market value in 2000 are recorded as unrealized gains and losses in a separate component of equity. The decline in fair value below the amortized cost relating to

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

individual marketable securities should be recorded through earnings if considered other than temporary. Therefore, in 2003 the fair value decline below carrying value (€0.2 million) was recorded to net income (loss) under U.S. GAAP.

(d) Translation Adjustments

In accordance with IAS 21, Dynea International translates goodwill and fair value adjustments arising from the acquisition of foreign entities at the exchange rate at the date of acquisition. Under U.S. GAAP, SFAS 52 requires these amounts to be translated at the exchange rate at each balance sheet date. The translation adjustment is included in comprehensive income under U.S. GAAP.

(e) Reversal of Amortization of Goodwill

Amortization of Goodwill

In accordance with IFRS, Dynea International amortizes all intangible assets including goodwill on a straight-line basis over the expected useful lives of the assets. In accordance with the provisions of SFAS 142, “Goodwill and Other Intangible Assets”, goodwill and intangible assets with indefinite lives are no longer amortized but subject to an annual impairment test. Dynea International adopted SFAS 142 on January 1, 2002. The U.S.GAAP adjustment reverses the amortization expense recorded under IFRS and also reverses the movement in accumulated amortization under IFRS during the period subsequent to the adoption of SFAS 142.

Impairment of Goodwill

Dynea International has evaluated its existing goodwill relating to prior business combinations and has determined that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required in order to conform to the new requirements of SFAS 142. The company has also reassessed the useful lives and carrying values of other intangible assets, and will continue to amortize these over their remaining useful lives.

As of January 1, 2002, Dynea International performed the transitional impairment test under FAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based on discounted cash flows. Upon completion of the transitional impairment test, Dynea International determined that there was no impairment as of January 1, 2002, as the carrying value of each reporting unit did not exceed its fair value. The Company also completed its annual impairment test required by SFAS 142 during the fourth quarter of 2002 and 2003, which was also performed by comparing the carrying value of each reporting unit to its fair value based on discounted cash flow. No impairment was recognized.

(f) Discontinued operations

In December 2002, Dynea International’s Board of Directors approved a detailed formal plan to sell its Oil Field Chemicals business segment. On January 28, 2003 the disposal of the business segment to M-I L.C.C. was completed. The deal became effective as of January 1, 2003 and included Oil Field Chemicals business in Norway, the subsidiaries in Australia, Great Britain, Indonesia, Middle-East and Singapore, and the shares of an associated company in India. The income from discontinued operations is presented separately from the income from continuing operations. The adjustment (€2.8 million) relates to the translation of goodwill relating to the units sold (see (d) Translation Adjustments).

(g) Treatment of negative goodwill

Effective January 1, 2003 Dynea International acquired from its parent company Dynea the Chemitec companies consisting of Dynea Erkner Gmbh and Dynea Holding B.V. with its subsidiaries for a consideration of €36.2 million. The acquisition was regarded as a transaction between parties under common control and handled as uniting of interest. The transaction resulted in a negative goodwill of €15.0 million, which was credited against goodwill under IFRS and recognised as income in the line depreciation and amortization over 17 years. Under SFAS 142 negative goodwill is allocated to long-lived assets of acquired companies and depreciated over their useful life. This leads to lower depreciation charges of these assets compared to IFRS.

(h) One-time termination benefits

In December 2003, the Board of Directors of Dynea Chemicals approved a detailed formal plan to relocate the production from Engene to Lillestrøm during 2004. Under IFRS the company recognises a liability for termination benefits when it has a

Dynea International Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

constructive obligation to provide these benefits. According to FAS 146 one-time termination benefits are measured at the communication date and then recognised ratably over the future service period.

29. Subsequent Events

Dynea International has been advised by its parent company, Dynea Oy, that Dynea Oy had purchased approximately 25% of Dynea International’s outstanding 12¼% notes due 2010 in open market and privately negotiated transactions as at December 31, 2003 (Note 25). Dynea Oy currently holds 45% of Dynea International’s outstanding 12¼% notes.

On February 13, 2004, Dynea International and senior lenders signed an amendment and restatement agreement, including a novated and amended credit agreement. The amendments include amended financial covenants for 2004 and a waiver by senior lenders of any possible breaches of covenants relating to 2003. Dynea International has also agreed with the senior lenders that the business plans for fiscal years 2005, 2006 and 2007 will be presented to the senior lenders for approval in December 2004, and if approved, the senior lenders will agree to an amendment of certain financial covenants for 2005 – 2007. It was also agreed to introduce a new six years term loan facility, amounting to €31.7 million under the senior credit agreement. The facility, called Tranche D, was underwritten by the parent company Dynea Oy. €15.3 million of the new loan was drawn in February 2004 and the remainder will be drawn in August 2004. The new Tranche D loan facility carries an interest of Libor +3% plus 1% capitalised interest. Tranche D will be repaid in one instalment on December 31, 2009.

Report of Independent Auditors

     Partners

     Methanor v.o.f.

We have audited the accompanying balance sheets of Methanor v.o.f. (Partnership) as of December 31, 2003 and 2002, and the related statements of income and changes in partners’capital, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Netherlands and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Methanor v.o.f. at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Accounting principles generally accepted in The Netherlands vary in certain respects from accounting principles generally accepted in the United States. The application of the latter did not affect the determination of net income for the year ended December 31, 2002, and the determination of partners’ capital at December 31, 2002 as summarized in Note 5 to the financial statements.

Ernst & Young Accountants

Groningen, The Netherlands
January 30, 2004

Methanor v.o.f.
Balance Sheets
(Amounts in thousands of euro)

	December 31, 2003	December 31, 2002
Assets
Non-current assets
Property, plant and equipment, net	€35,424	€29,714
Current assets
Inventories	7,352	4,558
Trade accounts receivable	19,771	19,189
Receivables from partners	3,666	164
Other debtors	1,682	2,859
Pre-payments	406	231
Cash and cash equivalents	10,083	14,913

Total current assets	42,960	41,914

Total assets	€78,384	€71,628

Partners’ capital and liabilities
Partners’ capital
Partners’ capital	€15,882	€15,882
Undistributed profit	40,669	31,035

Total capital	56,551	46,917
Non-current liabilities
Provisions	500	500
Current liabilities
Trade creditors	16,033	22,639
Amounts owed to partners	3,903	1,322
Other current liabilities	1,397	250

Total current liabilities	21,333	24,211

Total partners’ capital and liabilities	€78,384	€71,628

The accompanying notes are an integral part of these financial statements.

Methanor v.o.f.
Statements of Income and Changes in Partners’ Capital
(Amounts in thousands of euro)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2002	2001
Net sales	€207,705	€162,964	€188,396
Cost of sales	166,024	141,345	152,123

Gross profit	41,681	21,619	36,273
Selling and distribution costs	12,156	11,156	11,361
General and administration costs	1,164	1,132	1,124
Other operating (income) expense	(46)	302	(127)

Total operating expenses	13,274	12,590	12,358
Operating income	28,407	9,029	23,915
Interest income	227	190	909
Interest expense	—	—	(32)

Net income	€28,634	€9,219	€24,792

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2002	2001
Changes in Partners’ Capital:
Partners’ Capital
Balance at the beginning and end of the year	€15,882	€15,882	€15,882
Undistributed Profits
Balance at the beginning of the year	€31,035	€21,816	€20,324
Partnership distribution	(19,000)	—	(23,300)
Net income	28,634	9,219	24,792

Balance at the end of the year	€40,669	€31,035	€21,816

Total Capital	€56,551	€46,917	€37,698

The accompanying notes are an integral part of these financial statements.

Methanor v.o.f.
Statements of Cash Flows
(Amounts in thousands of euro)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2002	2001
Net income	€28,634	€9,219	€24,792
Adjustments to reconcile net income to cash flow from operations:
Depreciation	4,178	2,147	1,673
Decrease (increase) in inventory	(2,794)	9,263	(8,141)
Decrease (increase) in trade accounts receivables	(582)	(8,464)	15,275
Decrease (increase) in other assets	(2,500)	2,133	3,161
Increase (decrease) in trade creditors	(6,606)	10,460	(12,974)
Increase (decrease) in other liabilities	3,728	(4,847)	(17,659)
Increase in provisions	—	394	—

Cash provided by operating activities	24,058	20,305	6,127

Cash used in investing activity:
Purchases of tangible fixed assets	(9,888)	(13,585)	(8,782)

Cash used in financing activity:
Partnership distribution	(19,000)	—	(23,300)

Increase (decrease) in cash and cash equivalents	(4,830)	6,720	(25,955)
Cash and cash equivalents—beginning balance	€14,913	€8,193	€34,148
Cash and cash equivalents—ending balance	€10,083	€14,913	€8,193

The accompanying notes are an integral part of these financial statements.

Methanor v.o.f.
Notes to Financial Statements
(Amounts in thousands of euro)

1. Description of Business

Methanor v.o.f. (“Methanor”) is a European methanol producer with a production facility in Delfzijl, The Netherlands. Methanor is organized as a partnership and is ultimately owned by: Dynea International (40%), Akzo Nobel (30%), and DSM (30%) (collectively, the “Partners”).

2. Summary of Significant Accounting Policies

Basis of presentation

The financial statements are prepared in accordance with accounting principles generally accepted in The Netherlands and the requirements included in Part 9, Book 2 of the Netherlands Civil Code. All assets and liabilities are stated at their face value unless otherwise mentioned.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in The Netherlands requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Related party transactions

Methanor contracts with its Partners for several key services including personnel, maintenance, capital projects, environmental remediation, lease of property, and legal. Methanor also sells methanol to all its Partners. Management believes that all transactions are conducted at arms-length. Significant expenditures are approved by the board of directors, on which each Partner is represented. Amounts due to and due from the Partners are included on the balance sheets.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of additions and improvements are capitalized, while maintenance and repairs are charged to expense when incurred. Depreciation is calculated on the straight-line method to write off the cost of each asset to their residual values over their estimated useful life of 10 years. Property, plant and equipment are reviewed for impairment whenever events or circumstances indicate the carrying value of the asset may not be recoverable. No impairment was recorded in any of the years presented.

Inventories

Inventories consist of the following:

	December 31, 2003	December 31, 2002
Catalysts	€1,957	€3,462
Methanol	5,395	1,096

	€7,352	€4,558

Catalysts are amortized over the expected lifetime of the catalyst. Methanol is valued at the lower of cost (using the average cost method) or market value. The cost of methanol at the end of the period is equal to the standard production costs including current market value of the energy costs (which approximates cost). A write down of approximately €2,600 in inventory was recorded at December 31, 2001, to reflect inventories at market value. Raw materials and catalysts used in the production of methanol are received from three and two different suppliers respectively.

Accounts receivable

Accounts receivable are carried at nominal value less a provision for doubtful accounts of €100 and €97 at December 31, 2003 and 2002, respectively.

Cash and cash equivalents

Cash equivalents consist of highly liquid deposits, which are readily convertible into cash and have maturities of three months or less at the date of acquisition.

Partnership Distribution

According to article 8 of the partnership agreement the Partners will agree which part of the profit will be distributed.

Methanor v.o.f.
Notes to Financial Statements
(Amounts in thousands of euro)

Borrowings

Methanor has an €18,000 debt facility available with a commercial bank. No amounts are outstanding under this facility at December 31, 2003 and 2002. The facility is guaranteed by the Partners.

Taxes

As Methanor is organized as a partnership, all income taxes are the responsibility of the Partners. Methanor forms part of a value added tax fiscal unity and each member of the unity is severally liable for the payment of the value added tax due by the unity.

Employee benefits

Methanor does not have any employees. All employee costs are paid by the Partners and Methanor reimburses the Partners for the costs of the employees.

Provisions

Provisions consist of expected soil remediation costs required under Dutch law at its operating facility. Provisions are recognized when Methanor has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reasonable estimate of the amount of the obligation can be made. The provision was estimated by Methanor with assistance from environmental specialists from DSM’s Chemelot unit and is not discounted. It is possible that Methanor’s estimate of the provision for soil remediation costs may change in the future or that actual costs may deviate from the current provision.

Revenue recognition

Methanor recognizes revenue when all of the following factors have occurred: persuasive evidence of an arrangement exists, amounts due from customers are fixed, determinable and deemed collectible, and delivery has occurred. These factors are typically met upon delivery of methanol to the customer. Approximately 23%, 27% and 29% of Methanor’s revenue during 2003, 2002 and 2001, respectively, related to sales to entities affiliated with its Partners.

Foreign currencies

Monetary assets and liabilities in currencies other than euro are translated at the exchange rate prevailing at the balance sheet date and recorded as a gain or loss and included in selling and distribution costs.

3. Property, Plant, and Equipment

			Other
	Land and	Plant and	Tangible	Construction
	Buildings	Machinery	Assets	in Progress	Total
Cost at December 31, 2002	€3,992	€134,933	€270	€784	€139,979
Additions	—	6,533	144	3,211	9,888
Disposals	—	(1,737)	(27)	—	(1,764)

Cost at December 31, 2003	€3,992	€139,729	€387	€3,995	€148,103

Accumulated depreciation, at December 31, 2002	€3,294	€106,730	€241	€—	€110,265
Depreciation expense	29	4,106	43	—	4,178
Disposals	—	(1,737)	(27)	—	(1,764)

Accumulated depreciation, at December 31, 2003	€3,323	€109,099	€257	€—	€112,679

Net book value
December 31, 2002	€698	€28,203	€29	€784	€29,714
December 31, 2003	€669	€30,630	€130	€3,995	€35,424

Methanor v.o.f.
Notes to Financial Statements
(Amounts in thousands of euro)

4. Commitments

Methanor leases the site where the production facility is located from Akzo Nobel and Dynea under a long-term lease expiring in 2054 with options to extend the term in 50-year increments unless notice is given by the lessor 10-years prior to expiration. The annual lease payments are indexed to inflation and Methanor paid €208, €193, and €193 in rent expense during 2003, 2002 and 2001, respectively. Methanor’s minimum lease commitments are as follows:

2004	€210
2005	210
2006	210
2007	210
2008	210
Thereafter	9,660

Total	€10,710

At the expiration of its long-term lease, Methanor is obligated to remove all physical structures, including plants, from the leased land. This obligation is not included in the balance sheet due to the long-term nature of the lease and the continuation of production for an undefined period of time.

Methanor has purchase commitments of €4,300 of fixed assets during 2004.

5. Partners’ Capital and Net Income under Accounting Principles Generally Accepted in the United States

The financial statements have been prepared in accordance with generally accepted accounting principles in The Netherlands (“Dutch GAAP”), which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). The application of U.S. GAAP did not impact the determination of net income for the year ended December 31, 2002 and Partners’ Capital at December 31, 2002.

There were no significant differences between the application of Dutch GAAP and U.S. GAAP to Partners’ Capital at December 31, 2003 and in the determination of net income for the year ended December 31, 2003 other than the accounting for asset retirement obligations.

Reclassification Adjustments

In the 2002 Dutch GAAP financial statements, inventory purchase or sale commitments are included or excluded in inventory, respectively. The following reclassification adjustments, which did not impact net income or Partners’ Capital, are necessary to present the balance sheet in accordance with U.S. GAAP.

December 31, 2002
Increase (decrease) in inventory	€708
Increase (decrease) in other current assets	€(708)

Dynea Chemicals Oy and Subsidiaries

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder and the Board of Directors of Dynea Chemicals Oy and its subsidiaries:

In our opinion, based on our audits, the accompanying Consolidated Balance Sheets and the related Consolidated Income Statements, Statements of Changes in Equity and Cash Flow Statements present fairly, in all material respects, the financial position of Dynea Chemicals Oy and its subsidiaries (“the Company”) at December 31, 2003 and 2002 and the results of their operations and their cash flows for the years ended December 31, 2003, 2002 and 2001 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s Board of Directors and management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion expressed above.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss expressed in euros for the year ended December 31, 2003, 2002 and 2001, and the determination of the consolidated shareholder’s equity also expressed in euros at December 31, 2003 and 2002 to the extent summarized in Note 28 to the consolidated financial statements.

Helsinki, March 24, 2004

PricewaterhouseCoopers Oy
Authorized Public Accountants

Kim Karhu
Authorized Public Accountant

Dynea Chemicals Oy and Subsidiaries
Consolidated Balance Sheet
(all amounts in € millions)

		As at	As at
	Notes	December 31, 2003	December 31, 2002
Assets
Non-current assets
Property, plant and equipment, net	4	€410.9	€417.3
Intangible assets	5	178.9	252.7
Investments in associates and joint ventures	6	43.2	37.7
Deferred tax assets	15	—	0.1
Other non-current assets		2.9	2.9

Total non-current assets		635.9	710.7

Current assets
Inventories	7	59.2	75.3
Accounts receivable and prepayments	8	115.3	139.7
Marketable securities	10	1.5	1.4
Taxes currently receivable		5.9	9.3
Other current assets	12	5.5	1.0
Cash and cash equivalents		21.2	31.8

Total current assets		208.6	258.5

Total assets		844.5	969.2

Equity and liabilities
Capital and reserves
Share capital	13	283.5	283.5
Related party transactions	25	27.6	30.9
Cumulative translation adjustment		(41.6)	(55.9)
Accumulated loss		(198.1)	(133.2)

Total capital and reserves		71.4	125.3

Minority interest	2	9.9	11.0
Non-current liabilities
Long-term borrowings	14	455.7	491.3
Pension liabilities	16	17.3	16.3
Long-term provisions	17	9.4	7.4
Deferred tax liabilities	15	43.6	36.4
Other non-current liabilities		3.5	4.5

Total non-current liabilities		529.5	555.9

Current liabilities
Accounts payable	18	86.4	94.2
Accrued liabilities	19	30.2	20.5
Long-term borrowings due currently and short-term borrowings	14	80.6	122.0
Short-term provisions	17	2.6	—
Taxes currently payable		8.9	7.6
Other current liabilities		25.0	32.7

Total current liabilities		233.7	277.0

Total liabilities		763.2	832.9

Commitments and contingencies	20
Total equity and liabilities		€844.5	€969.2

On March 24, 2004, Dynea Chemicals Oy’s Board of Directors authorized these financial statements for issue.

The accompanying notes are an integral part of these consolidated financial statements.

Dynea Chemicals Oy and Subsidiaries
Consolidated Income Statement
(all amounts in € millions)

		Year Ended	Year Ended	Year Ended
	Notes	December 31, 2003	December 31, 2002	December 31, 2001
Sales	3	€979.0	€955.8	€1,049.6
Cost of sales	4,5,21	(857.8)	(798.0)	(894.1)
Gross profit		121.2	157.8	155.5
Other operating income		12.3	13.8	11.3
Selling and distribution expenses	4,5,21	(32.8)	(41.3)	(41.8)
Research and development expenses	4,5,21	(20.0)	(17.6)	(15.6)
Administrative expenses	4,5,21	(56.0)	(54.9)	(65.2)
Other operating expenses		(9.2)	(14.7)	(7.4)
Restructuring and other related items	17	0.5	0.7	(3.2)
Profit on sale of associates	22	—	—	3.0
Profit/(loss) on sale of discontinued operations	23	1.4	—	(3.3)
Impairment write-downs	4,5	(4.4)	—	(2.3)
Amortization of goodwill	5	(11.1)	(14.6)	(15.1)
Operating profit		1.9	29.2	15.9
Finance costs	24	(60.7)	(49.2)	(79.6)
Share of income in associates and joint ventures	6	14.7	3.3	9.7

Loss before income taxes and minority interest		(44.1)	(16.7)	(54.0)
Income tax (expense) benefit	15	(19.4)	5.2	7.5

Loss from ordinary activities before minority interest		(63.5)	(11.5)	(46.5)
Minority interest (expense)	2	(1.4)	(2.5)	(2.4)

Net loss for the year		€(64.9)	€(14.0)	€(48.9)

The accompanying notes are an integral part of these consolidated financial statements.

Dynea Chemicals Oy and Subsidiaries
Consolidated Statement of Changes in Equity
(all amounts in € millions except share information)

					Cumulative
	Shares	Issued and Paid	Related Party	Accumulated	Translation	Total
	Issued	Share Capital	Transactions	Loss	Adjustment	Equity
Balance, December 31, 2000	16,440,342	276.5	—	(70.3)	(9.4)	196.8
Group contribution (Note 25)	—	—	36.8	—	—	36.8
Net loss for the year	—	—	—	(48.9)	—	(48.9)
Translation adjustment	—	—	—	—	(15.6)	(15.6)
Balance, December 31, 2001	16,440,342	276.5	36.8	(119.2)	(25.0)	169.1
Shares issued	416,201	7.0	—	—	—	7.0
Group contribution (Note 25)	—	—	(5.9)	—	—	(5.9)
Net loss for the year	—	—	—	(14.0)	—	(14.0)
Translation adjustment	—	—	—	—	(30.9)	(30.9)
Balance, December 31, 2002	16,856,543	283.5	30.9	(133.2)	(55.9)	125.3
Shares issued	—	—	—	—	—	—
Group contribution (Note 25)	—	—	5.7	—	—	5.7
Transaction under common control (Note 1)	—	—	(9.0)	—	—	(9.0)
Net loss for the year	—	—	—	(64.9)	—	(64.9)
Translation adjustment	—	—	—	—	14.3	14.3

Balance, December 31, 2003	16,856,543	€283.5	€27.6	€(198.1)	€(41.6)	€71.4

The accompanying notes are an integral part of these consolidated financial statements.

Dynea Chemicals Oy and Subsidiaries
Consolidated Cash Flow Statement
(all amounts in € millions)

		Year Ended	Year Ended	Year Ended
	Notes	December 31, 2003	December 31, 2002	December 31, 2001
Cash generated from operations	26	63.5	87.0	126.3

Interest received		1.0	0.9	11.1
Interest paid		(44.4)	(65.6)	(87.5)
Other financial income and expense		21.4	2.4	(9.4)
Dividends from associates		9.0	1.3	—
Income taxes paid		(8.8)	(10.6)	(36.9)

Net cash provided by/(used in) operating activities		41.7	15.4	3.6

Investing activities
Acquisition of subsidiaries and associates, net of cash acquired €1.2 and €0.1 million in 2003 and 2002	1	(36.2)	(1.1)	—
Disposal of businesses, net of cash disposed €1.7 and €0.6 million in 2003 and 2001	22, 23	73.9	—	67.2
Purchase of property, plant, and equipment and intangibles	4, 5	(29.3)	(25.0)	(28.9)
Proceeds from sales of property, plant, and equipment and intangibles	4, 5	2.7	1.0	—
Proceeds from sales of associates		—	—	7.8

Cash (used in)/provided by investing activities		11.1	(25.1)	46.1

Financing activities
Issuance of share capital/capital contributions	13, 25	—	15.2	30.0
Dividends		(1.3)	(1.1)	—
Proceeds from long-term borrowings	14	—	—	—
Repayments on long-term borrowings	14	(36.0)	(15.4)	(64.5)
Net proceeds (payments) from short-term borrowings	14	(23.5)	(16.8)	3.7
Other items		—	—	—

Cash (used in)/provided by financing activities		(60.8)	(18.1)	(30.8)

Increase in cash and cash equivalents		(8.0)	(27.8)	18.9
Effects of exchange rate changes		(2.6)	0.3	0.2
Cash and cash equivalents—beginning balance		31.8	59.3	40.2

Cash and cash equivalents—ending balance		€21.2	€31.8	€59.3

The accompanying notes are an integral part of these consolidated financial statements.

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements
(all amounts in € millions unless otherwise stated)

1. Description of business

Formation

Dynea Chemicals Oy, formerly Neste Chemicals Oy (the “Company” or “Guarantor”), is a limited liability company, domiciled in Helsinki, Finland, which was founded on September 8, 1999, and registered with the Finnish Trade Register on September 13, 1999. On November 30, 1999, Dynea Chemicals acquired all of the assets and liabilities of the specialty chemicals operations of Fortum Oyj (“Fortum”), a company controlled by the Finnish government, including substantially all of the shares held by Neste Chemicals Benelux Holdings B.V., a company wholly owned by Fortum. The acquisition of the Fortum specialty chemicals business and Neste Chemicals Benelux Holdings B.V. was accounted for as a purchase business combination.

Prior to August 2000, the operations and financial statements of the Guarantor, Dynea Chemicals Oy, were the same as all of the operations and related consolidated financial statements of Dynea International Oy.

Dynea Chemicals is in the business of developing, manufacturing, marketing, and selling industrial adhesion and surfacing solutions with a product portfolio of adhesive resins and binders, and paper overlays, and operates primarily in Europe, North and South America, and Asia/Pacific regions.

Acquisitions

Neste Chemicals

Dynea Chemicals applied the provisions of IAS 22, Business Combinations (revised 1998), in accounting for its acquisition of Neste Chemicals (the “acquisition of Neste”) on November 30, 1999. The acquisition was accounted for using the purchase method. Subsequently, certain of these acquired entities were disposed (Notes 22 and 23). These entities were consolidated from the date of acquisition, as Dynea Chemicals did not consider control of these operations to be temporary.

The total purchase consideration paid for Neste Chemicals was approximately €386.4 million and was paid in cash. The excess of the purchase consideration plus acquisition costs over the preliminary net fair value of tangible and identifiable intangible assets acquired and liabilities assumed resulted in a preliminary goodwill estimate of €74.5 million at December 31, 1999. This amount was subsequently adjusted to €38.1 million at December 31, 2000, net of the goodwill allocated to the businesses sold (Note 5).

A summary of the fair value of the assets and liabilities purchased are as follows:

Assets
Property, plant and equipment	€439.8
Other non-current assets	29.1
Current assets	255.8

Total assets	724.7
Liabilities
Non-current liabilities	159.0
Current liabilities	216.0

Total liabilities	375.0

Minority interest	1.4

Net Assets	348.3
Purchase price	386.4

Goodwill	€38.1

The acquired business contributed revenues of €868.5 million and €66.2 million and operating losses of €6.4 million and €7.7 million to Dynea Chemicals for the year ended December 31, 2000 and the period ended December 31, 1999. Total contributed assets were €517.3 million and €772.7 million at December 31, 2000 and 1999, respectively.

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Dyno

On August 8, 2000, Dynea Chemicals acquired 98.54% of the outstanding shares of Dyno, and the remaining 1.46% of the outstanding shares was acquired through a mandatory offer period from August 29 to September 26 (the “acquisition of Dyno”). Dynea Chemicals accounted for this acquisition using the purchase method, applying the provisions of IAS 22 (revised). In connection with this acquisition, certain subsidiaries were acquired from Dyno with the exclusive intent to be sold within the subsequent one-year period. These subsidiaries were not consolidated, but were treated as cost-basis investments in accordance with IAS 27 and IAS 25 and were subsequently disposed of during 2000 and 2001. See Notes 22 and 23.

The total purchase consideration paid for Dyno was approximately €679.3 million and was paid in cash. The excess of the purchase consideration plus acquisition costs over the net fair value of tangible and identifiable intangible assets acquired and liabilities assumed resulted in a preliminary goodwill estimate of €239.3 million. The goodwill has been subsequently adjusted during 2001 to €252.8 million due to revised fair values of acquired assets and liabilities.

A summary of the provisional fair value of the assets and liabilities purchased are as follows:

Assets
Property, plant and equipment	€240.0
Other non-current assets	80.6
Current assets	748.4

Total assets	1,069.0

Liabilities
Non-current liabilities	209.5
Current liabilities	425.4

Total liabilities	634.9

Minority interest	7.6
Net Assets	426.5
Purchase price	679.3

Goodwill	€252.8

The acquired business contributed revenues of €186.1 million and operating loss of €14.9 million to Dynea Chemicals for the year ended December 31, 2000. Total contributed assets at December 31, 2000 were €805.1 million.

Neste Chemicals Melamine Resins Business

On July 1, 2001 Dynea Chemicals purchased the melamine resins business from Dynea Moers GmbH, a subsidiary of Dynea Oy. The assets purchased were intangible in nature and are being amortized over a period of five years. The acquisition was accounted for as a transaction between entities under common control. The purchase price was €1.3 million.

Chemitec

Effective January 1, 2003 Dynea Chemicals acquired from its parent company Dynea the Chemitec companies Dynea Erkner Gmbh and Dynea Holding B.V. with its subsidiaries for a consideration of €36.2 million. The acquisition was regarded as a transaction between parties under common control and handled as uniting of interest. The value of net identifiable assets of the companies was €45.2 million at the date of acquisition. The resulting difference of €9.0 million was recorded as an adjustment to equity.

The gross amount of negative goodwill of €16.0 is recognised as income over 17 years. The cumulative amount of negative goodwill recognised as income amounted to €1.1 million at January 1, 2003 and €1.9 million at December 31, 2003. The negative goodwill is recognised as income in the depreciation and amortization line of the income statement. The carrying amount at the end of the period was €14.1 million.

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

A summary of the net identifiable assets purchased are as follows:

Property, plant and equipment	€40.1
Other assets less liabilities	5.1

Net Identifiable Assets	45.2
Purchase price	36.2

Difference taken to shareholders’ equity	€(9.0)

2. Summary of significant accounting policies

Basis of presentation

The consolidated and combined financial statements are prepared in accordance with and comply with International Financial Reporting Standards (“IFRS”) and are prepared under the historical cost convention except as discussed in the accounting policies below, for example trading and available-for-sale investments and derivative financial instruments are shown at fair value

Use of estimates—The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses in the reporting period. Actual results may differ from the estimates used in the financial statements.

Consolidation—The consolidated financial statements include the accounts of Dynea Chemicals Oy and all majority-owned subsidiaries in which Dynea Chemicals, directly or indirectly, has an interest of greater than one half of the voting rights or otherwise has power to exercise control over the operations. The purchase method of business combinations, in accordance with IAS 22 (revised), is used for acquisitions. Subsidiaries are consolidated from the date on which effective control is transferred to Dynea Chemicals and are no longer consolidated from the date of disposal. In determining whether consolidation is appropriate for non-wholly-owned subsidiaries, consideration is given to the rights the minority shareholders hold.

All significant inter-company items and transactions have been eliminated in consolidation. Where necessary, accounting policies for subsidiaries and acquired businesses have been changed to ensure consistency with the policies adopted by Dynea Chemicals.

Subsidiaries, which have been acquired with the exclusive intent to be sold within the subsequent one-year period have not been consolidated, but have been treated as cost-basis investments in accordance with IAS 27.

A listing of Dynea principal subsidiaries is set out in Note 27.

Minority interest represents the minority shareholders’ proportionate share in the equity or income of Dynea Chemical’s majority-owned subsidiaries: Beijing Dynea Chemical Industry Co. Ltd., PT Dynea Mugi Indonesia, PT Dyno Indria, Dynea (Thailand) Co. Ltd., Dynea Krabi Co Ltd. and Dynea Malaysia SDN BHD.

Related party transactions are discussed in Note 25.

Foreign currencies—Assets and liabilities of foreign subsidiaries are translated at the exchange rate prevailing at the balance sheet date. Revenues and expenses are translated using the average rates of exchange prevailing during the period. Exchange differences arising from the retranslation of the net investment in foreign subsidiaries and associated undertakings and of financial instruments, which are designated as and are hedges of such investments are taken to shareholders’ equity. On disposal of the foreign entity, the cumulative amount of the translation difference is recognized as income or expense as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as non-monetary assets and liabilities of Dynea Chemicals and are translated at the exchange rate at the date of acquisition.

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

The local currency financial statements of foreign entities operating in hyper-inflationary economies are restated using appropriate indices to current values at the balance sheet date before translation into Dynea Chemicals’ reporting currency, in accordance with IAS 29.

Gains and losses on all other foreign currency transactions are included in finance costs in the Income Statement.

Property, plant and equipment—Property, plant and equipment have been stated at their fair value at the date of acquisition, and at December 31, 2003 and 2002, have been adjusted for accumulated depreciation. The cost of additions, improvements, and interest on construction are capitalized, while maintenance and repairs are charged to expense when incurred.

Upon sale, retirement, abandonment or other disposition of property, the cost and related accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in income.

Depreciation is calculated on the straight-line method to write off the cost of each asset to their residual values over their estimated useful life as follows:

Buildings	20 to 40 years
Plant and machinery	5 to 25 years
Other tangible assets	5 to 20 years

Capitalized interest—Interest is capitalized on major capital expenditures during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset.

Intangible assets—Goodwill represents the excess of the cost of an acquisition over the fair value of Dynea Chemicals’ share of the identifiable net assets of the acquired subsidiary or associated undertaking at the date of acquisition. Goodwill is capitalized and amortized over its estimated useful life, not to exceed 20 years, using the straight-line method. Goodwill resulted from the foreign subsidiaries is translated by historical rates.

Other intangible assets have been stated at their fair value at the date of acquisition or represent costs incurred on development projects to the extent that such expenditures are expected to generate future economic benefits. Software costs are amortized over a useful life of 3 to 5 years. Other intangible assets, primarily patents, are amortized using the straight-line method over their useful lives, generally six years, and at December 31, 2003 and 2002, have been adjusted for accumulated amortization. Amortization expense is included in depreciation and amortization in the Income Statement.

Impairment—Dynea Chemicals assesses annually whether an indicator of impairment exists for both tangible and intangible assets, including goodwill. If an impairment indicator is present, Dynea Chemicals estimates the recoverable amount of the asset as the higher of the asset’s net selling price or its value in use. Value in use is calculated based upon a discounted cash flow analysis. The carrying value of a long-lived asset is considered impaired when the recoverable amount from such asset is less than its carrying value. In that event, an impairment loss is recognized based on the amount by which the carrying value exceeds the recoverable amount.

Computer software development costs—Generally, costs associated with developing computer software programs are recognized as an expense as incurred. However, costs that are clearly associated with an identifiable and unique product that will be controlled by Dynea Chemicals and has a probable benefit exceeding the cost beyond one year are recognized as assets. Associated costs include staff costs of the development team and an appropriate portion of relevant overheads.

Expenditures that enhance and extend the benefits of computer software programs beyond their original specifications and lives are recognized as capital improvements and are added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over the useful lives, not to exceed a period of five years.

Research and development—Research and development costs are expensed as incurred other than those incurred on certain development projects that are capitalized as intangible assets to the extent that such expenditures are expected to have future benefits. However, development costs initially recognized as expense are not recognized as assets in subsequent periods.

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Dynea Chemicals expensed research and development costs of €20.0 million, €17.6 million and €15.6 million for the years ended December 31, 2003, 2002 and 2001. Capitalized development costs were immaterial for all periods presented.

Inventories—Inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined using the first in first out method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads, but excludes interest expense. Net realizable value is the estimate of the selling price in the ordinary course of business, less the costs to complete and sell the asset.

Accounts receivable—Accounts receivable are carried at anticipated realizable value. An estimate is made for doubtful receivables based upon a review of all outstanding amounts at the period-end. Bad debts are written off during the year in which they are identified.

Investments— Dynea Chemicals has classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets; during the period ended December 31, 2003 Dynea Chemicals did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, including all investments in equity securities that are not held for trading purposes, are classified as available-for-sale. These are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from balance sheet date, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments are carried at market value; changes in fair values are reflected in the Income Statement.

All purchases and sales of investments are recognized on the settlement date. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value, whereas held-to-maturity investments are carried at amortized cost using the effective yield method. Realized or unrealized gains and losses arising from changes in the fair value of trading investments and of available-for-sale investments are included in the income statement in the period in which they arise.

Financial instruments— Dynea Chemicals’ financial instruments include cash and cash equivalents, accounts receivable, investments and marketable securities, derivative instruments, accounts payable and borrowings.

Dynea Chemicals enters into derivative financial instruments such as forward foreign exchange contracts to hedge its exposure against foreign currency fluctuations. Unrealized foreign exchange gains and losses on forward contracts are calculated by valuing the forward contract with the forward exchange rate prevailing on the balance sheet date and comparing that with the original amount calculated by using the forward rate prevailing at the inception of the contract. All forward foreign exchange contracts are marked-to-market at each balance sheet date through current period earnings. The foreign exchange forwards are entered into in order to hedge Dynea Chemicals against foreign exchange rate exposure, however, hedge accounting, as defined in IAS 39, is not applied to the foreign exchange forward contracts.

Dynea Chemicals enters into derivative financial instruments such as interest rate swaps, futures contracts, and caps to hedge its exposure to interest rate risks. Interest receivable and payable under interest rate swaps is accrued and recorded as an adjustment to the interest income or expense related to the designated liability. Dynea Chemicals records the changes in fair values of the interest rate swaps, futures, and caps in the income statement. Further disclosures about financial instruments to which Dynea Chemicals is a party are provided in Note 11. The interest rate swaps, futures, and caps are entered into in order to hedge against interest rate exposure, however, hedge accounting, as defined in IAS 39, is not applied to the interest rate swap agreements, futures contracts or caps.

Dynea Chemicals enters into derivative financial instruments such as commodity swap contracts in order to hedge its exposure against raw material price fluctuations. Unrealized gains and losses on commodity swaps are calculated by valuing the contracts with quoted market prices prevailing on the balance sheet date and comparing that with the original amount calculated by using the market price at the inception of the contract. All commodity derivative contracts are marked-to-market at each balance sheet date through current period earnings. The commodity derivative contracts are entered into in order to hedge Dynea Chemicals against raw material price movements, however, hedge accounting, as defined in IAS 39, is not applied to the commodity derivatives contracts.

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Investments in associates and joint ventures—Investments in associated undertakings and joint ventures are accounted for by the equity method of accounting. Associates are undertakings over which Dynea Chemicals controls between 20% and 50% of the voting rights, and over which Dynea Chemicals has the ability to exercise significant influence, but which it does not control. Joint ventures are entities that Dynea Chemicals jointly controls with one or more other parties under a contractual arrangement.

Equity accounting involves recognizing in the income statement, Dynea Chemicals’ share of the associates’ and joint ventures’ profit and loss for the year. Dynea Chemicals’ interest in the associate or joint venture is carried in the balance sheet at an amount that reflects its share of the net assets of the associate or joint venture and includes goodwill on acquisition. A listing of Dynea Chemicals’ principal associated undertakings and joint ventures is shown in Note 6.

Accounting for leases—Leases of property, plant and equipment where a significant portion of the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Leases of property, plant and equipment where Dynea Chemicals assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments, and are immaterial for all periods presented.

Cash and cash equivalents—Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less at the date of acquisition. Cash equivalents also include restricted cash. The statement of cash flows was prepared in accordance with IAS 7.

Share capital—Ordinary shares are classified as equity. Issued but not fully paid capital represents shares, which have been issued to the shareholder but were not paid for at the balance sheet date. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction, net of tax, in equity from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition.

Dividends— Dividends on ordinary shares are recognized in equity in the period, in which they are declared and approved by the Board of Directors and the shareholders. Dividends are declared and paid in euros.

Borrowings—Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between proceeds, net of transaction costs, and redemption value is recognized in the income statement over the period of the borrowings. Interest expenses are accrued for and recorded in the income statement for each period.

Income taxes—Income tax expense/benefit includes Finnish and other national income taxes. Dynea Chemicals intends to reinvest the earnings of its foreign subsidiaries into those businesses. Accordingly, no provision has been made for taxes, which would be payable if such earnings were distributed to Dynea Chemicals.

Deferred income taxes are determined under the liability method. Deferred income taxes represent liabilities to be paid or assets to be received in the future and reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. Tax rates enacted or substantially enacted by the balance sheet date are used to determine deferred income tax.

Future tax benefits, such as net operating loss carry forwards, are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Employee benefits—For defined benefit plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans periodically. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses in excess of the “10% corridor” are spread as a level amount over the average remaining service lives of the employees.

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Dynea Chemicals’ contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

Provisions—Provisions are recognized when Dynea Chemicals has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

A provision for restructuring is recognized in the period in which Dynea Chemicals becomes legally or constructively committed to the payment. The costs included in a provision for restructuring are only those costs that are either incremental and incurred as a direct result of the exit plan or are the result of a continuing contractual obligation with no continuing economic benefit or a penalty incurred to cancel the contractual obligation.

Government grants—Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected life of the related asset.

Revenue recognition—Sales are recorded on shipment of product and customer acceptance, or performance of services, net of sales taxes and certain other sales related expenses and after the elimination of sales within Dynea Chemicals. Revenues from licensing agreements are recognized as earned and are classified as other operating income on the Income Statement.

Shipping and handling costs—Shipping and handling fees are charged to customers and are included in total sales. Costs incurred for shipping and handling are classified in other operating expenses in the income statement.

3. Segment information

Dynea Chemicals’ reportable segments are strategic business units that offer different products and services for which internal financial information is prepared. For the year ended December 31, 2003, Dynea Chemicals had the following business segments:

•	Panel Board Resins — producer of various mainly formaldehyde-based resins that are used in manufacture of particle board, plywood, MDF and OSB. Activities are primarily conducted in North America, Europe and Asia.

•	Industrial and Surfacing — includes the industrial resins, wood and specialty adhesives, and paper overlays product lines.

•	Other – These operations mainly consist of operations that do not meet the quantitative thresholds for separate reporting and primarily represents corporate expenses.

Additionally, for the years ended 31 December 2002 and 2001 Dynea Chemicals also had the following business segments:

•	Oil Field Chemicals- producer of specialty oil field chemicals used to facilitate oil production and transportation (sold during 2003).

•	Polyester – producer of unsaturated polyester resins and gelcoats for the marine, building and construction, and transport industries. Activities are primarily conducted in Australia, China, Finland, France, Poland and the United States (sold during 2001).

Operating profit/loss is used as the measurement of segment results. The eliminations column represents eliminations of inter-company sales, expenses, receivables and payables and the unallocated column represents corporate items not allocated to the segments. Dynea Chemicals’ operations are global.

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Business Segments

	Panel Board	Industrial &	Oil Field
	Resins	Surfacing	Chemicals[4]	Other	Unallocated	Eliminations	Total
Year Ended December 31, 2003
Sales	€489.3	€461.5	—	€28.2		€—	€979.0
Inter-segment sales	5.4	1.5	—	—		(6.9)
Other operating income	3.0	3.8	—	5.5			12.3
Net operating expenses	(462.3)	(436.1)	—	(44.7)		6.9	(936.2)
Depreciation and amortization[1]	(17.4)	(18.8)	—	(3.4)			(39.6)
Goodwill amortization	(2.7)	(8.4)	—	—			(11.1)
Profit on sale of operations	—	—	1.4	—			1.4
Impairment write-downs	(4.4)	—	—	—			(4.4)
Restructuring and other related items	(0.1)	—	—	0.6			0.5

Operating profit/(loss)	10.8	3.5	1.4	(13.8)			1.9
Financial expense							(60.7)
Share of income in associates and joint ventures	2.8	1.0		10.9			14.7
Loss before taxes							(44.1)

Income tax expense							19.4
Minority interest expense							(1.4)

Net loss							(64.9)

Segment assets[2]	280.0	287.3		21.8	40.0	(2.3)	626.8
Segment goodwill	44.6	129.9		—	—	—	174.5
Investments in associates and joint ventures	9.0	3.3		30.9	—	—	43.2

Total assets	333.6	420.5		52.7	40.0	(2.3)	844.5
Total liabilities[2]	(69.0)	(64.8)		(21.5)	(610.2)	2.3	(763.2)
Capital expenditures[3]	18.9	10.1		0.3	—	—	29.3

[1] Depreciation and amortization include depreciation on tangible assets and amortization of intangible assets excluding goodwill.

[2] Segment assets and liabilities exclude deferred tax assets and liabilities in accordance with IAS 14 (revised).

[3] Capital expenditure exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.

[4] Oil Field Chemicals business segment was sold in January 2003 (Note 23).

	Panel Board	Industrial &	Oil Field
	Resins	Surfacing	Chemicals[4]	Other	Unallocated	Eliminations	Total
Year Ended December 31, 2002
Sales	€468.0	389.5	€71.2	€27.1		€—	€955.8
Inter-segment sales	8.6	0.8	—	—		(9.4)
Other operating income	2.9	5.7	0.2	5.0			13.8
Net operating expenses	(431.9)	(359.2)	(65.3)	(40.3)		9.4	(887.3)
Depreciation and amortization[1]	(17.6)	(17.4)	(1.1)	(3.1)			(39.2)
Goodwill amortization	(2.7)	(9.2)	(2.7)	—			(14.6)
Restructuring and other related items	—	—	—	0.7			0.7

Operating profit/(loss)	27.3	10.2	2.3	(10.6)			29.2
Financial expense							(49.2)
Share of income in associates and joint ventures	1.4	0.7	0.0	1.2		—	3.3

Loss before taxes							(16.7)
Income tax benefit							5.2
Minority interest expense							(2.5)

Net loss							(14.0)

Segment assets[2]	305.0	269.6	29.7	23.2	62.2	(6.0)	683.7
Segment goodwill	47.3	153.2	47.3	—	—	—	247.8
Investments in associates and joint ventures	7.3	2.7	0.2	27.5	—	—	37.7

Total assets	359.6	425.5	77.2	50.7	62.2	(6.0)	969.2
Total liabilities[2]	(76.1)	(49.4)	(7.8)	(27.1)	(678.5)	6.0	(832.9)
Capital expenditures[3]	18.1	6.4	0.4	0.1	—		25.0

[1] Depreciation and amortization include depreciation on tangible assets and amortization of intangible assets excluding goodwill.

[2] Segment assets and liabilities exclude deferred tax assets and liabilities in accordance with IAS 14 (revised).

[3] Capital expenditure exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.

[4] Oil Field Chemicals business segment was sold in January 2003 (Note 23).

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

	Panel Board	Industrial &	Oil Field
	Resins	Surfacing	Chemicals[4]	Other	Polyester[5]	Unallocated	Eliminations	Total
Year Ended December 31, 2001
Sales	€522.8	€392.6	€66.6	€30.0	€37.6		€—	€1,049.6
Inter-segment sales	6.2	0.6	—	0.1	4.5		(11.4)
Other operating income	3.6	2.5	—	2.7	2.5			11.3
Net operating expenses	(489.3)	(354.8)	(60.0)	(46.6)	(43.4)		11.4	(982.7)
Depreciation and amortization[1]	(19.7)	(16.8)	(1.0)	(2.9)	(1.0)			(41.4)
Goodwill amortization	(2.7)	(9.7)	(2.7)	—	—			(15.1)
Impairment write-downs	(0.1)	(2.0)	—	—	(0.2)			(2.3)
Profit on sale of associates	0.9	2.1	—	—	—		—	3.0
Loss on sale of discontinued operation					(3.3)			(3.3)
Restructuring and other related items	(2.0)	(0.6)	—	(0.6)	—			(3.2)

Operating profit/(loss)	19.7	13.9	2.9	(17.3)	(3.3)			15.9
Financial expense								(79.6)
Share of income in associates and joint ventures	(0.1)	0.3	0.1	9.4	—		—	9.7

Loss before taxes								(54.0)
Income tax benefit								7.5
Minority interest expense								(2.4)

Net loss								(48.9)

Segment assets[2]	338.1	281.0	30.2	31.2	—	86.6	(6.6)	760.5
Segment goodwill	50.0	163.5	50.0	—	—	—		263.5
Investments in associates and joint ventures	13.2	1.5	0.2	24.4	—	—		39.3

Total assets	401.3	446.0	80.4	55.6	—	86.6	(6.6)	1,063.3
Total liabilities[2]	(71.6)	(55.1)	(8.9)	(25.8)	—	(729.4)	6.6	(884.2)
Capital expenditures[3]	16.4	9.2	0.9	2.4	—	—		28.9

[1] Depreciation and amortization include depreciation on tangible assets and amortization of intangible assets excluding goodwill.

[2] Segment assets and liabilities exclude deferred tax assets and liabilities in accordance with IAS 14 (revised).

[3] Capital expenditure exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.

[4] Oil Field Chemicals business segment was sold in January 2003 (Note 23).

[5] Polyester is in discontinued operations as of December 31, 2001 (Note 23).

Geographic segments

The following table presents external sales by country based on the location of customers:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2002	2001
Europe	€455.7	€413.3	€465.8
North America	385.8	378.9	418.0
Asia	102.9	127.5	128.7
Oceania	30.1	29.2	29.0
Other	4.5	6.9	8.1

Total sales	€979.0	€955.8	€1,049.6

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

The composition of total segment assets analyzed below is based on the location of the assets:

	December 31, 2003	December 31, 2002
Europe	€341.6	€327.8
North America	200.1	230.0
Asia	61.5	69.6
Oceania	26.5	26.7
Other	0.0	3.8

Total segment assets	629.7	657.9
Unallocated assets	214.8	311.3

Total assets	€844.5	€969.2

Expenditures for long-lived assets analyzed below is based on the location of the assets and excludes investment in affiliates and payments for long-lived assets acquired as part of a business acquisition:

	December 31, 2003	December 31, 2002	December 31, 2001
Europe	€12.3	€7.5	€10.9
North America	11.5	11.0	13.6
Asia	5.2	6.1	3.2
Oceania	0.3	0.3	0.9
Other	—	0.1	0.3

Total expenditures	€29.3	€25.0	€28.9

4. Property, plant and equipment

Property, plant and equipment, stated at cost less accumulated depreciation, consist of:

			Other
	Land and	Plant and	Tangible	Construction
	Buildings	Machinery	Assets	in Progress	Total
Cost at December 31, 2002	€115.8	€359.2	€22.3	€13.5	€510.8

Subsidiaries acquired	13.9	20.1	4.8	1.3	40.1
Additions	3.6	14.1	2.7	9.3	29.7
Transfers	1.1	9.2	(1.7)	(8.6)	—
Disposals, other	(4.7)	(1.8)	(1.6)	—	(8.1)
Write-downs	—	(4.4)	—	—	(4.4)
Exchange differences	(6.4)	(25.5)	(1.3)	(2.6)	(35.8)

Cost at December 31, 2003	€123.3	€370.9	€25.2	€12.9	€532.3

Accumulated depreciation, at December 31, 2002	€14.5	€68.6	€10.4	€—	€93.5

Depreciation expense	5.9	28.1	3.9	—	37.9
Transfers	—	0.1	(0.1)	—	—
Disposals	(0.3)	(1.0)	(1.1)	—	(2.4)
Exchange differences	(0.9)	(6.1)	(0.6)	—	(7.6)

Accumulated depreciation, at December 31, 2003	€19.2	€89.7	€12.5	€—	€121.4

Net book value
December 31, 2002	€101.3	€290.6	€11.9	€13.5	€417.3
December 31, 2003	€104.1	€281.2	€12.7	€12.9	€410.9

Capitalized interest was immaterial for all periods presented

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

5. Intangible assets

Intangible assets, stated at cost less accumulated amortization, consist of:

			Other Intangible
	Goodwill	Computer Software	Assets	Total
Cost at December 31, 2002	€284.7	€5.8	€5.1	€295.6

Subsidiaries acquired	(15.0)	—	0.2	(14.8)
Additions	—	0.2	1.0	1.2
Disposals	(47.6)	—	(0.3)	(47.9)
Exchange differences	(2.7)	—	(0.4)	(3.1)

Cost at December 31, 2003	€219.4	€6.0	€5.6	€231.0

Accumulated amortization, at December 31, 2002	€36.9	€3.3	€2.7	€42.9

Amortization expense	11.1	0.8	0.9	12.8
Disposals	(0.5)	—	(0.2)	(0.7)
Exchange differences	(2.6)	—	(0.3)	(2.9)

Accumulated amortization, at December 31, 2003	€44.9	€4.1	€3.1	€52.1

Net book value
December 31, 2002	€247.8	€2.5	€2.4	€252.7
December 31, 2003	€174.5	€1.9	€2.5	€178.9

The weighted average remaining amortization period for goodwill as of December 31, 2003 is 16.6 years. Other intangible assets principally represent patents and have been valued based upon management calculations and analyses.

6. Investments in associates and joint ventures

	December 31, 2003	December 31, 2002
Associates:
Opening net book amount	€2.8	€2.4
Purchase of shares	—	0.4
Sale of shares	(0.2)	—
Exchange differences	(0.1)	(0.1)
Share of results of associates	0.2	0.3
Distribution of profits	(0.2)	(0.2)
Closing net book amount	2.5	2.8

Joint Ventures:
Opening net book amount	34.9	36.9
Exchange differences	0.2	(4.0)
Share of results of joint ventures	14.5	3.0
Distributions of profits	(8.9)	(1.0)
Closing net book amount	40.7	34.9

Total	€43.2	€37.7

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

The principal associates and joint ventures are:

	Country of	% Interest held
	Incorporation	at December 31, 2003
Associates:
Borsod Chem-Krems Chemie Formalin KFT	Hungary	33%
Dynea Pakistan Ltd	Pakistan	33.2%
Joint Ventures:
Methanor V.O.F.	Netherlands	40%
Dyno Industries (W.A.) Pty Ltd.	Australia	50%
Dyno Do Brazil	Brazil	50%

7. Inventories

Inventories consist of:

	December 31, 2003	December 31, 2002
Raw material	€38.8	€44.1
Work in progress	0.5	0.8
Finished goods	22.2	31.1

Total	61.5	76.0
Obsolescence provision (Note 9)	(2.3)	(0.7)

Total	€59.2	€75.3

8. Accounts receivable

Accounts receivable consist of:

	December 31, 2003	December 31, 2002
Trade receivables (net of allowances for doubtful accounts of €5.8 and €4.9, respectively, Note 9)	€88.9	€104.5
Related party receivable (Note 25)	6.1	6.8
Prepayments	3.1	16.6
Fair value of foreign exchange forward contracts	1.4	5.4
Other receivables	15.8	6.4

Total	€115.3	€139.7

9. Valuation accounts

Provisions from assets to which they apply:

	Beginning	Acquired	Charged to		Discontinued	Ending
	Balance	Operations	Expenses	Utilized	Operations	Balance
Year ended December 31, 2002
Allowance for doubtful accounts receivable	4.3	—	0.8	(0.2)	—	4.9
Obsolescence provision for inventory	0.7	—	0.5	(0.5)	—	0.7
Valuation allowance for deferred tax assets	20.7	—	69.4	(10.6)	—	79.5
Year ended December 31, 2003
Allowance for doubtful accounts receivable	4.9	0.8	0.4	(0.3)	—	5.8
Obsolescence provision for inventory	0.7	—	2.0	(0.4)	—	2.3
Valuation allowance for deferred tax assets	79.5	—	9.9	(9.6)	(2.4)	77.4

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

10. Investments

At December 31, 2003 and 2002, investments consisted of available-for-sale items including equity and debt investment funds and totaled to €1.5 million and €1.4 million, respectively.

Available for sale securities are included in marketable securities in the Balance Sheet. For all securities, fair market value is based on quoted market prices.

A subsidiary of Dynea Chemicals has a legal obligation under local tax laws to fund 50% of their pension liability with investments in securities. All of the available for sale investments in debt and equity securities funds as at December 31, 2003 are maintained to meet this requirement. These investments are not plan assets.

During 2003 and 2002 Dynea Chemicals sold €0.0 million and €0.2 million respectively of available for sale securities. The gross realized gains were immaterial.

11. Derivatives and financial instruments

Nominal values of derivative financial instruments

	December 31, 2003	December 31, 2002
Interest rate swaps, caps, and futures contracts	€83.6	148.9
Foreign exchange forward contracts	110.7	209.3
Maturity of interest rate swap contracts:
Under 1 year	15.8	73.2
2-5 years	67.8	19.1

Fair values of derivative financial instruments

	December 31, 2003			December 31, 2002
	Positive	Negative	Net	Net
	fair values	fair values	fair values	Fair values
Interest rate swaps, caps, and futures contracts	€—	€(0.8)	€(0.8)	(0.4)
Foreign exchange forward contracts	1.4	(0.5)	0.9	4.4
Maturity of interest rate swap contracts:
Under 1 year	—	(0.1)	(0.1)	(0.2)
2-5 years	—	(0.7)	(0.7)	(0.2)

Fair values of the interest rate swaps, caps, futures contracts, and foreign exchange forward contracts are recognized in the Balance Sheet under Current Assets or Current Liabilities. Positive and negative fair values of financial instruments are shown under Other Receivables or Accrued Liabilities in accordance with IAS 39. See Note 19. Dynea Chemicals had no commodity derivatives at December 31, 2003.

Fair value of other financial instruments- The carrying amount and fair value of financial instruments used by Dynea Chemicals are as follows:

	December 31, 2003		December 31, 2002
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Marketable securities	€1.5	€1.5	€1.4	€1.4
Cash and cash equivalents	21.2	21.2	31.8	31.8
Accounts and related party receivables	95.0	95.0	111.3	111.3
Other receivables	15.8	15.8	6.4	6.4
Liabilities
Accounts and related party payables	86.4	86.4	94.2	94.2
Long-term debt due currently and short-term borrowings	80.6	80.6	122.0	122.0
Long-term debt	455.7	463.0	491.3	500.7
Other financial instruments
Financial guarantees and letters of credit	—	0.2	—	0.2

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

The following methods and assumptions were used to determine the above fair values:

i)	The fair value of marketable securities is based on quoted market prices.

ii)	The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and long-term debt due currently and short-term borrowings approximate their fair values because of the short maturity of these instruments.

iii)	The fair values of interest rate swaps are based upon valuations provided by the counterparty, which are calculated using a discounted cash flow analysis.

iv)	The fair values of foreign exchange forward contracts are calculated using year-end market rates.

v)	The fair values of financial guarantees and letters of credit is based upon fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparts at the reporting date.

vi)	The fair value of long-term debt is based upon current rates for similar debt arrangements.

vii)	No comparable market exists for the related party balances. The carrying value is assumed to approximate fair value.

viii)	Carrying amount of derivative financial instruments equal fair values.

ix)	The fair values of interest rate caps and futures contracts are based upon valuations provided by the counterparty, which are calculated based on quoted market rates at the balance sheet day.

The nominal amounts of derivatives summarized in the above table do not represent amounts exchanged by parties and, thus, are not a measure of Dynea exposure from its use of derivatives. The nominal amounts for the forward exchange contracts include positions, which have been effectively closed off.

Hedge of net investment in foreign equity

Dynea Chemical’s Canadian dollar borrowing of CAD 33.2 million (part of Term A CAD tranche and part of Term B CAD tranche under the Senior credit agreement) is designated as a hedge of the net investment in its foreign subsidiary in Canada. In euros the value of the borrowing was €20.4 million (€20.0 in 2002) at December 31, 2003. The foreign exchange loss of €(0.3) million net of taxes on translation of the borrowing to Euro at the balance sheet date was recognized in shareholder’s equity.

Dynea Chemical’s U.S. dollar borrowing of $ 30.5 million (part of Term A USD tranche and part of Term B USD tranche under the Senior credit agreement) is designated as a hedge of the net investment in its foreign subsidiary in the United States. In euros the value of the borrowing was €24.2 million (€29.1 in 2002) at December 31, 2003. The foreign exchange gain of €3.5 million net of taxes on translation of the borrowing to Euro at the balance sheet date was recognized in shareholders’ equity.

Financial risk management

Dynea Chemicals has operations in over 20 countries. Approximately 90% of Dynea revenues are generated from international customers.

The overall objective of the Group’s Treasury is to provide centralized and cost-effective funding to subsidiaries as well as to manage financial risks in order to minimize the negative effects of market fluctuations on Dynea net income. The main exposures managed by Group’s Treasury for Dynea Chemicals are interest rate risk and currency risk. In addition there is a risk of adverse raw material price fluctuations, which is managed by the centralized supply and logistics organization.

Risk management is mainly carried out by a central Treasury operation under policies approved by the Board of Directors. Corporate Treasury identifies, evaluates and hedges financial risks in close co-operation with the business units. Raw material price risk is managed by the Group’s centralized supply and logistics organization in close co-operation with the business units.

Interest rate risk—Dynea Chemicals is exposed to changes in interest rates. Dynea Chemicals’ policy is to have a minimum of 30% of its total debt as fixed interest rate debt. This is achieved by swapping floating interest rate debt to fixed interest rate debt using interest rate swap agreements, caps and futures contracts.

Foreign exchange risk—Dynea Chemicals is exposed to foreign exchange risk arising mainly from movements in the values of Norwegian kroner, U.S. dollar and Canadian dollar. Subsidiaries are encouraged, but not required, to use forward exchange contracts transacted with Corporate Treasury, to hedge their exposure to foreign currency risk in the local reporting currency. Corporate Treasury hedges the exposures in each currency using external forward exchange contracts. All forward foreign exchange contracts are marked-to-market at each balance sheet date through current period earnings.

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Dynea Chemicals’ policy is to minimize translation risk exposure by funding assets, whenever economically possible, in the same currency. If matching of the assets and liabilities in the same currency is not possible, hedging of the remaining translation risk of the net investment in foreign entities may occur. Dynea Chemicals uses long-term liabilities to hedge translation risk.

Concentrations and credit risk—Counterpart risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Dynea Chemicals maintains credit policies with regard to its counterparts that management believes significantly minimize overall credit risk. Dynea Chemicals does not obtain collateral to support the agreements but monitors the financial viability of counter parties and credit risk is minimal on these transactions. The extent of this exposure varies with the prevailing interest and currency rates and was not material throughout the period. Dynea Chemicals does not expect any losses from non-performance by these counterparts and does not have any significant grouping of exposures to financial sector or country risk.

Raw material price risk—Dynea Chemicals is exposed to raw material price risk arising mainly from movements in the price of the main raw materials methanol, urea, phenol, and melamine. As the prices Dynea Chemicals pays for the raw materials change quarterly or monthly, Dynea Chemicals is subject to considerable volatility in the prices it pays for such materials. Prices of methanol and urea are highly volatile, while prices of phenol and melamine are generally slightly less so. The sales prices of Dynea Chemicals’ products are primarily a function of several items including the prices of the raw materials Dynea Chemicals uses to make the products. This connection between the raw material prices and the sales prices gives significant protection against adverse changes in raw material prices. However, Dynea Chemicals is not always able to fully pass through to the customers the fluctuations in the prices of raw materials. Centralized supply and logistics organization hedges Dynea Chemicals against the raw material price fluctuations through purchasing contracts or commodity derivatives. Commodity derivative contracts are marked-to-market at each balance sheet date through current period earnings.

12. Other current assets

	December 31, 2003	December 31, 2002
Other shares and holdings	€0.3	€0.8
Related party, short-term loan receivable (note 25)	3.9	—
Short-term loans receivable	1.3	0.2

Total	€5.5	€1.0

13. Share capital

In 2002, additional 416,201 shares at par value of €16.82 were issued to Dynea Chemicals. These shares were paid in March 2002 and registered in the Finnish Trade Register on May 8, 2002. In 2003, no additional shares were issued to Dynea Chemicals. Thus, total share capital at December 31, 2003 consisted of 16,856 543 shares at par value of €16.82.

Dynea Chemicals is subject to certain dividend restrictions under their loan agreement. Dynea Chemicals may not pay a dividend if there is a default or potential default of any loan covenant or if there is a due, but unpaid principal amount.

Because Dynea Chemicals Oy’s equity is below 50% of the share capital, the Board will propose at the 2004 annual general meeting of the shareholders that its share capital should be lowered by €220,294,665.20 to cover the accumulated losses. The lowering of the share capital is proposed to take place by decreasing the par value of the common shares of Dynea Chemicals.

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

14. Borrowings

Borrowings consist of the following:

	Outstanding		Carrying Value
	as at 31 December		as at 31 December
	2003	2002	2003	2002
Long-term related party loans	€276.7	€241.7	€276.7	€241.7
Senior credit agreement	202.0	277.5	194.7	268.1
Other long-term loans with financial institutions	5.0	3.2	5.0	3.2
Short-term borrowings	59.9	100.3	59.9	100.3

Total borrowings	543.6	622.7	536.3	613.3

Less: Current portion of long-term loans	20.7	21.7	20.7	21.7
Short-term borrowings	59.9	100.3	59.9	100.3

Long-term debt, less amounts due currently	€463.0	€500.7	€455.7	€491.3

Senior credit agreement

In conjunction with the acquisition of Dyno, Dynea Chemicals refinanced its existing loans and line of credit during 2000 under three new term loan facilities, for up to €190 million (“Term A”), €95 million (“Term B”), and €95 million (“Term C”), respectively. The loans are due June 30, 2007, 2008 and 2009, respectively. The Term A loan and the Revolving Credit Facility (as discussed below under Short-term borrowings) contain a margin ratchet, whereby the interest rate will vary between LIBOR plus two percent and LIBOR plus one and one-quarter percent depending on the ratio of total net debt to earnings before interest, taxes, depreciation and amortization (EBITDA), as defined. The Term B loan carries an interest rate of LIBOR plus 2.5%, and the Term C loan carries an interest rate of LIBOR plus 3.0%. The weighted-average interest rate on amounts outstanding under the senior credit agreement and other long-term loans with financial institutions was 4.44% at December 31, 2003.

Dynea Chemicals sold its Oil Field Chemicals businesses to M-I L.C.C. on January 28, 2003. The net proceeds from the sale were approximately €55.0 million. In accordance with the terms and conditions of the senior credit agreement, part of these proceeds were to be applied as a prepayment against the outstanding loan facilities on a pro-rata basis. These payments totaled €25.0 million, when the money was transferred to blocked currency denominated accounts at the beginning of 2003. At the prepayment dates the money from the blocked accounts was used for the prepayments and the payments amounted to €11.2 million, €6.9 million and €6.3 million for Term A, Term B and Term C, respectively, during 2003. In connection with the extinguishment of debt due to the Oil Field Chemicals Businesses prepayment during 2003, Dynea Chemicals incurred a loss on extinguishment of debt of €0.8 million (Note 24). This loss resulted from write-offs of unamortized debt issuance costs.

Dynea Chemicals sold its Polyester businesses to Ashland Inc. on April 30, 2001. The net proceeds from the sale were approximately €60.0 million. In accordance with the terms and conditions of the senior credit agreement, these proceeds were to be applied as a prepayment against the outstanding loan facilities on a pro-rata basis. These payments totaled €29.4 million, €3.3 million and €15.3 million for Term A, Term B and Term C, respectively, during 2001. In March 2002, the company repaid an additional €12.0 million of Term B.

In connection with the extinguishment of debt due to the Polyester prepayment during 2001, Dynea Chemicals incurred a loss on extinguishment of debt of €1.3 million (Note 24). This loss resulted from write-offs of unamortized debt issuance costs. Unamortized arrangement fees for the senior senior credit agreement totaled €7.3 million at December 31, 2003.

Long-term related party loans

Long-term related party loan of €241.7 million relates to the allocation to Dynea Chemicals of the net proceeds of the senior notes issued by Dynea International Oy. On August 8, 2000, Dynea International issued € 240.0 million in senior notes due August 15, 2010, at 12¼%. On August 24, 2000, Dynea International issued an additional € 10.0 million in senior notes due August 15, 2010, at 12¼ %. The total issue was registered and as at December 31, 2003 the total issued amount is outstanding. Interest is payable every six months, on February 15 and August 15 of each year. These notes are unsecured and rank senior in right of payment to all future subordinated debt and equal in right of payment to all existing and future un-subordinated debt. The notes will be redeemed at par at maturity. On or after August 15, 2005, Dynea International has the right to redeem any or all of the notes at a specified redemption price beginning at 106.125% and declining thereafter. Prior to

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

that date, Dynea International may only redeem all of the notes at a redemption price equal to the principal amount plus a specified premium (make-whole price), unless an equity offering occurs. These notes are guaranteed by Dynea Chemicals on a senior subordinated basis.

Dynea Chemicals Oy received another long-term related party loan from its parent company Dynea International Oy of €35.0 million in 2003. The total outstanding long-term related party loans as of December 31, 2003 and 2002 were €276.7 million and €241.7 million, respectively.

Short-term borrowings

Under the senior credit agreement, Dynea Chemicals also obtained multi-currency, revolving loan for up to €100 million (“Revolving Credit Facility”). The Revolving Credit Facility expires June 30, 2007. However, Dynea Chemicals will procure that after July 31, 2005 either for 2 periods of 5 successive days or, one period of 10 days, in each of its financial years the aggregate of all withdrawals under the Revolving Credit Facility shall not exceed €10.0 million. At December 31, 2003, €51.6 million (2002: €89.9 million) was outstanding on the Revolving Credit Facility. Letters of credit issued by the financial institution reduces the available credit amount. The available credit amount was €30.7 million at December 31, 2003 (2002: €1.0 million).

The weighted average interest rate on short-term loans was 3.82% at December 31, 2003. This amount consists of 4 tranches denominated in either euros or U.S. dollars and totaling €51.6 million at December 31, 2003 under the Revolving Credit Facility. In addition, subsidiaries of Dynea Chemicals’ have short-term loans from financial institutions totaling €3.3 million. Dynea Chemicals has also a short-term related party loan from its parent company Dynea International Oy of €5.0 million.

After taking account of interest rate swaps, the interest rate exposure of the borrowings of Dynea Chemicals was as follows:

	December 31, 2003	December 31, 2002
Total borrowings:
at fixed rates	€329.3	€337.9
at floating rates	214.3	284.8

	€543.6	€622.7

Borrowing balances are denominated in the following currencies:

	December 31, 2003	December 31, 2002
U.S. dollars	23%	20%
Euro	54%	47%
Canadian Dollars	5%	5%
Norwegian Kroner	17%	26%
Others	1%	1%

Borrowings are repayable as follows:

December 31, 2003
2004	€80.6
2005 – 2008	134.5
Thereafter	328.5

Total	€543.6

Dynea Chemicals’ debt agreements contain certain debt covenants, including: ratios of EBITDA to interest, debt to EBITDA, earnings to fixed charges, and cash flow to funding costs and limits on capital expenditures.

Substantially all of the assets of Dynea Chemicals Oy and its subsidiaries, including all of its property, plant and equipment, are pledged as collateral on these obligations (Note 20). In addition, individual subsidiaries have guaranteed loans of the parent company.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As stated in Note 29 the Company has in February 2004 negotiated a waiver for all breaches of financial covenants

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

relating to the 12 months ending December 31, 2003 and amended financial covenants relating to minimum debt-service, cash flow and interest-coverage ratios until December 31, 2004. In connection with the negotiations the Company has also agreed that it has the option to present new business plans for fiscal years 2005, 2006 and 2007 to the senior lenders for approval in December 2004, and if approved, the senior lenders will agree to an amendment of certain financial covenants also for years 2005 to 2007. In case the business plans are not approved, the Company will need to comply with the original financial covenants beginning as of March 31, 2005, which could result in potential breaches of these covenants. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

15. Taxation

The components of income tax benefit are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2002	2001
Current:
Finland	€0.7	€2.1	€0.8
Foreign	11.5	8.2	10.8

	12.2	10.3	11.6
Deferred:
Finland	(1.1)	(1.1)	(1.1)
Foreign	8.3	(14.4)	(18.0)

	7.2	(15.5)	(19.1)
Total income tax expense (benefit)	€19.4	€(5.2)	(7.5)

Significant components of Dynea Chemicals’ deferred tax assets and liabilities are as follows:

	December 31, 2003	December 31, 2002
Deferred tax assets:
Tax loss carry-forwards	€34.8	€39.5
Tax credit carry-forwards	—	5.9
Excess of tax value over book value of fixed assets	1.6	—
Reserves and accruals	5.1	3.9
Pensions	2.7	3.4
Writedown in investments	139.7	65.9
Other	6.0	7.5
Valuation allowance for deferred tax assets	(160.1)	(79.5)

Deferred tax assets	€29.9	€46.6

Deferred tax liabilities:
Excess of book value over tax value of fixed assets	(63.2)	(69.8)
Reserves and accruals	(0.5)	(0.9)
Pensions	(0.1)	(0.2)
Other	(9.7)	(12.1)

Deferred tax liabilities	€(73.5)	€(83.0)

Net deferred tax liability	€(43.6)	€(36.4)

The recognized deferred tax asset is based upon the expected future utilization of net operating loss carry forwards and the reversal of other temporary differences. For financial reporting purposes, Dynea Chemicals has recognized a valuation allowance for those benefits for which realization is not probable. Dynea Chemicals continually reviews the adequacy of the

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

valuation allowance and is recognizing these benefits only as reassessment indicates that it is probable that the benefits will be realized.

As at December 31, 2003, Dynea Chemicals has net operating loss carry forwards of €130.2 million that are available to offset future taxable income. The total net operating loss carry forwards included €49.4 million with no expiration dates, €33.7 million that expire in 15-20 years, €42.3 million that expire in 10 years, and €4.8 million that expire in 5-8 years.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The net non-current deferred tax liability was €43.6 and €36.4 million at December 31, 2003 and 2002, respectively. The non-current deferred tax liabilities also included €4.6 million of deferred tax liabilities expected to reverse in the following twelve months as of December 31, 2003. Income tax benefit at the statutory tax rate is reconciled below to the actual income tax benefit:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2002	2001
Finland	€(19.4)	€3.4	€4.3
Foreign	(24.7)	(21.4)	(58.3)

Total loss before income taxes and minority interest	€(44.1)	€(18.0)	€(54.0)

Tax benefit at Finnish statutory rate (29%)	€(12.8)	€(5.2)	€(15.3)
Unrecognised deferred tax asset	10.3	3.5	8.0
Previously unrecognized utilized deferred tax asset	(4.2)	(10.1)	(4.4)
Effect of foreign tax rates	—	1.0	(2.9)
Non-deductible goodwill	16.4	4.2	4.3
Non-deductible expenses	9.1	0.2	2.8
Income taxes from previous periods	0.6	1.2	—

Income tax expense (benefit)	€19.4	€(5.2)	€(7.5)

16. Employee benefits

Dynea Chemicals operates a number of defined benefit and defined contribution plans throughout the world, which are financed according to local practice.

Defined benefit post-employment obligations are determined by actuarial valuations using a method based on projected salaries to the end of employment (the projected unit credit method). The total liability in respect of pension obligations to pensioners is determined as well as the liability relating to the past service of employees. For retirement indemnities, the commitment based on estimated total service in the Group is determined and provision made for past service using the projected unit credit method.

Assumptions as to mortality, withdrawal of employees and salary projections take into account the economic and demographic conditions specific to each country and company.

Under IAS 19 the annual post-employment benefit cost comprises the estimated cost of benefits accruing in the period as determined in accordance with IAS 19 (revised 2002), which requires the significant actuarial assumptions to reflect market and economic conditions at the balance sheet date. In particular, discount rates reflect the yield on high quality corporate bonds of an appropriate term.

The majority of the Group’s defined benefit post-employment benefits are provided for its employees and former employees in Austria, Canada, France, Germany, the Netherlands, Norway, Singapore, the United Kingdom and the United States. Post-employment benefits provided for other overseas participants are, in general, either government-provided or defined contribution. In Finland, benefits are provided under the state plan, which are defined benefit in nature. However, due to the nature of funding for these benefits, Dynea is accounting for these benefits under IAS 19 using a defined contribution approach, and the pension expense is equal to the cash payable.

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Actuarial gains and losses in excess of the “10% corridor” are spread as a level amount over the expected average remaining service lives of the employees.

	December 31, 2003	December 31, 2002	December 31, 2001
Weighted average assumptions:
Discount rate	5.7%	6.1%	6.3%
Rate of compensation increase	3.1%	3.9%	4.0%
Expected return on plan assets	6.2%	6.8%	7.3%
Amounts recognized in the balance sheet:
Fair value of plan assets	€67.4	€67.6	€78.1
Defined benefit obligation	(100.9)	(107.9)	(102.3)

Funded status	(33.5)	(40.3)	(24.2)
Unrecognized net actuarial (gain)/loss	16.2	24.0	10.0

Balance sheet prepaid/(accrued) pension cost	€(17.3)	€(16.3)	€(14.2)

Made up of :
Balance sheet prepaid pension cost	2.0	2.9	4.2
Balance sheet (accrued) pension cost	(19.3)	(19.2)	(18.4)
Amounts recognized in the income statement:
Service cost	3.6	3.8	3.8
Interest cost	6.0	6.4	6.3
Expected return on assets	(4.3)	(5.4)	(6.0)
Recognized actuarial (gain)/loss	0.7	0.4	(0.1)
Past service cost	0.6	—	0.6
Settlement and curtailment gains	(0.7)	—	(1.4)

Total (benefit)/expense included in staff costs	5.9	5.2	3.2

Movement in the balance sheet:
Beginning balance	(16.3)	(14.2)	(13.2)
Effect of acquisitions	(0.5)	—	—
Effect of disposals	—	—	0.2
Total net periodic benefit (cost)/income (excluding gain on disposal)	(5.9)	(5.2)	(3.1)
Employer contribution	4.3	3.2	2.1
Exchange differences	1.1	(0.1)	(0.2)

Ending balance	€(17.3)	€(16.3)	€(14.2)

The settlement and curtailment gains of €0.7m and €1.4 million in 2003 and 2001, respectively, relate to the sale of several subsidiaries during 2003 and 2001, as discussed in Notes 22 and 23.

Dynea Chemicals’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate and during 2003, 2002 and 2001 amounted to €3.6, €3.3 and €4.7, respectively (Note 21).

The actual returns on assets for years ended December 31, 2003, 2002 and 2001 were €7.1 million, €(5.6) million and €0.9 million, respectively.

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

17. Provisions

Provisions consist of:

	Restructuring	Other	Total
At December 31, 2002	€7.4	€—	€7.4
New provisions	1.2	6.8	8.0
Utilized during the period	(0.9)	(0.8)	(1.7)
Released during the period	(1.7)	—	(1.7)

At December 31, 2003	€6.0	€6.0	€12.0

	December 31, 2003	December 31, 2002
Long-term provisions	€9.4	€7.4
Short-term provisions	2.6	—

Total	€12.0	€7.4

Restructuring Provisions

In 2003, Dynea Chemicals decided to restructure and optimise Dynea resins operations in Norway. During 2004, the production at Engene plant will be relocated to Lillestrøm plant. The decision led to personnel redundancies and the provision related to the employee termination charges amounted to €1.2 million in 2003.

In conjunction with the decision to close the Europoort plant by January 1, 2002, Dynea Chemicals recorded a €7.2 million provision relating to contractual lease payments for the closed plant site, employee termination benefits for involuntarily terminated employees, environmental site remediation, and demolition costs. In 2001, €1.5 million was paid and €0.9 million of contractual lease payments reversed as Dynea Chemicals exited the Europoort site earlier than estimated. At December 31, 2001, the remaining provision included contractual lease payments for the closed plant site and employee termination benefits for these terminated employees of €4.8 million, of which €0.4 million was paid during 2002 and €0.4 million was paid and €1.1 million released during 2003. At December 31, 2003 the remaining provision related to the restructuring charges amounted to €2.9 million.

In 2001, Dynea Chemicals continued its efforts to streamline operations. Provisions charged to the income statement in 2001 related to termination charges of 50 persons at three plants and various other expenses amounting to €3.2 million. At December 31, 2001 the remaining provision related to the restructuring charges totaled €5.8 million of which €2.1 was paid and €0.7 million released during 2002, and €0.5 million was paid and €0.6 million released during 2003. At December 31, 2003 the remaining provision related to the restructuring charges amounted to €1.9 million.

Other Provisions

In 2003, other provisions chiefly comprised of a provision related to an onerous contract.

18. Accounts payable

Accounts payable consist of:

	December 31, 2003	December 31, 2002
Trade payables	79.5	€81.3
Related party payables (Note 25)	6.9	12.9

Total	€86.4	€94.2

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

19. Accrued liabilities

Accrued liabilities consist of:

	December 31, 2003	December 31, 2002
Accrued interest	€1.1	€2.0
Fair value of foreign exchange forward contracts	0.5	1.0
Fair value of interest rate swaps, caps, and futures contracts	0.8	0.4
Related party liabilities (Note 25)	13.2	5.3
Other accrued liabilities	14.6	11.8

Total	€30.2	€20.5

20. Commitments and Contingencies

Dynea Chemicals evaluates its position relative to asserted and unasserted claims, loss-making purchase commitments or future commitments and records provisions as needed.

Litigation and claims— Various lawsuits and claims are pending against Dynea Chemicals. Although the outcome of such lawsuits and claims cannot be predicted with certainty, the expected deposition thereof will not, in the opinion of the management, either individually and in the aggregate result in a material adverse effect on Dynea Chemicals’ results of operations and financial position.

Operating lease commitments—The future aggregate minimum lease payments at December 31, 2003, under non-cancelable operating leases were as follows:

December 31, 2003
2004	€3.0
2005-2008	8.2
Thereafter	15.2

Total	€26.4

The operating lease commitments relate to leases for autos, buildings, land, office space, support services and equipment.

Mortgages, pledges and other guarantees given – Substantially all of the assets of Dynea Chemicals Oy and its subsidiaries, including all of its property, plant and equipment, are pledged as collateral of its loan obligations (Note 14). Mortgages, pledges and guarantees given consist of:

	December 31, 2003	December 31, 2002
Chattel mortgages	€90.3	€58.9
Real estate mortgages	199.3	219.6
Investments in subsidiaries at historical cost	703.5	983.0
Other pledges given	201.3	210.4
Guarantees given	254.1	253.3

Other commitments— Dynea Chemicals has both a land lease agreement through December 31, 2030 and a supply agreement with Fortum Oil and Gas Oy on process cooling water tunnel system, steam, electricity, and drink water through December 31, 2006. Fortum Oil and Gas Oy sets the prices on a monthly basis based on costs incurred. In addition, Dynea Chemicals has a supply agreement with Borealis Polymers Oy on process cooling water, salt free water, compressed air, and wastewater treatment through December 31, 2006. Borealis Polymers Oy sets the prices on a monthly basis based on costs incurred.

Dynea Chemicals has one long-term Methanol purchase contract. The contract with Statoil is for 210,000 tons and the pricing is based on ICIS prices through December 31, 2006.

Dynea Chemicals has capital commitments worth €8.6 million at December 31, 2003. Capital commitments relate to ongoing investments mainly in the United States, Russia and China.

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Dynea Chemicals has a processing agreement, agreement on technical services, and agreement on commercial services with Shin-Etsu PVC NV through December 31, 2005. Additionally Dynea Chemicals has R&T&D agreement with Perstorp AB, which is valid for the time being.

Dynea Chemicals is subject to business risks that are actively managed against exposures.

Financial Guarantees—Wholly owned subsidiaries have guaranteed long-term borrowings of the parent company. Dynea Chemicals has letters of credit and guarantees with financial institutions.

21. Staff costs

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2002	2001
Wages and salaries	€101.1	€99.0	€102.8
Indirect employee costs	16.2	17.0	20.6
Pension costs—defined contribution plans	3.6	3.3	4.7
Pension costs—defined benefit plans	6.8	5.7	3.2

Total staff costs	€127.7	€125.0	€131.3

The average number of persons employed during the years ended December 31, 2003, 2002 and 2001 totaled 3,151, 3,009 and 3,308, respectively.

22. Disposals

On May 31,2001 the Company sold its 30% interest in LP Pacific Films Sdn Bhd for sales proceeds of €2.7 million and on June 14, 26.67% ownership in Hexza-Neste Chemicals Sdn Bhd was sold for sales proceeds of €4.0 million. The 100% ownership of Dynomer Sdn Bhd was sold in February 2001 for sales proceeds of €1.0 million. On February 2001 Neste Chemicals Distribution business was sold for sales proceeds of € 1.8 million.

23. Discontinuing operations

On January 28, 2003, Oil Field Chemicals segment was disposed including business in Norway, subsidiaries in Australia, Great Britain, Indonesia, Middle-East and Singapore, and the shares of an associated company in India. The deal became effective as of January 1, 2003.

During fiscal year 2001, the Polyester business was sold including Neste Polyester (Kunshan) Co., Neste Chimie France S.A., Neste Polyester S.A., Neste Eastern Markets Oy and Neste Chemicals Services Oy.

Cash flows and net assets disposed for each of the discontinuing segments were as follows:

	Oil Field Chemicals		Polyester
	Year Ended	Year Ended	Year Ended
	December 31, 2002	December 31, 2001	December 31, 2001
Operating cash flows	€5.3	€6.9	€(0.2)
Investing cash flows	(0.4)	(0.9)	(0.5)
Financing cash flows	(3.4)	(11.3)	0.7

Total cash flows	€1.5	€(5.3)	€0.0

Total assets to be disposed	70.2	69.7	—
Total liabilities to be disposed	(7.8)	(8.9)	—
Net assets to be disposed	62.4	60.8	—

The pretax gain on sale of Oil Field Chemicals segment was €1.4 million and the tax expense of OFC disposal amounted to €10.5 million in the year ended December 31, 2003. The loss on sale of Polyester in the year ended December 31, 2001 was €3.3 million.

\

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

The net cash inflow on the sales was determined as follows:

	Oil Field Chemicals	Polyester
Proceeds from sale	75.6	65.8
Less: cash and cash equivalent in subsidiary sold	(1.7)	(0.6)

Net cash inflow on sale	73.9	65.2

24. Finance costs

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2002	2001
Interest income	€(2.4)	€(2.4)	€(6.2)
Other financial income	(0.2)	(2.8)	—
Net foreign exchange transaction (gains) losses	2.4	(16.5)	(4.5)
Interest expense	54.4	65.4	81.7
Other financial expense	5.7	5.5	7.3
Loss on early extinguishments of debt (Note 14)	0.8	—	1.3

Net finance costs	€60.7	€49.2	€79.6

25. Related party transactions

Dynea Oy owns 100% of Dynea International’s shares and Dynea International Oy owns 100% of Dynea Chemicals Oy’s shares. The ultimate parent of Dynea Chemicals is Industri Kapital, which controls 88% of the voting rights of Dynea Oy indirectly through its two investment funds, Industri Kapital 1997 Limited and Industri Kapital 2000 Limited. Management and other shareholders own the remaining shares.

The following transactions were carried out with related parties:

Transactions with Dynea International Oy

A service agreement exists between Dynea Chemicals, and Dynea International Oy to provide treasury management and support services. The management was transferred from Dynea Chemicals Oy to Dynea International Oy in November 2000.

Dynea Chemicals Oy also receives intercompany loans from its parent company Dynea International Oy. The total outstanding long-term loan payable as of December 31, 2003 and 2002 were €276.7 million and €241.7 million, respectively. As at December 31, 2003, there was also an outstanding short-term loan liability to Dynea International amounting to €5.0 million. Related accrued interest payable of the loans as of December 31, 2003 and 2002 were €13.2 and €5.3 million, respectively. During the years 2003 and 2002, interest expenses on these loans were €34.8 million and €32.2 million, respectively.

The company also provided loans to the parent company. As at December 31, 2003, there was an outstanding short-term loan receivable from Dynea International Oy totalling to €3.9 million. In 2003 Dynea International Oy recorded a group contribution of €0.6 million to Dynea Chemicals Oy, which was outstanding as an accrued liability to Dynea Chemicals Oy at December 31, 2003. In 2002 Dynea Finland Oy and Dynea Overlays Oy recorded group contributions of €0.8 million to Dynea International Oy, which was outstanding as an accrued liability to Dynea International Oy at December 31, 2002.

Acquisitions

Effective January 1, 2003, Dynea Chemicals acquired from its parent company Dynea the Chemitec companies Dynea Erkner Gmbh and Dynea Holding B.V. with its subsidiaries for a consideration of €36.2 million (Note 1).

In 2001, Dynea Chemicals purchased the melamine resins business from Dynea Moers Gmbh, a subsidiary company of Dynea oy (Note 1).

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Related Party Balances (in addition to the above mentioned)

	December 31, 2003	December 31, 2002
Loan receivables from associated companies	€0.7	€0.7
Other current receivables from other related parties	6.0	5.0
Accounts receivables from associated companies	1.7	1.0
Accounts receivables from other related parties	2.5	0.8
Loan payables to other related parties	276.7	0.4
Interest liabilities to other related parties	13.2	—
Accounts payables to associated companies	2.0	1.0
Accounts payables to other related parties	4.9	11.9
Purchase price payables to other related parties	—	0.7
Other current liabilities to other related parties	5.1	7.1

Related Party Transactions (in addition to the above mentioned)

	Year Ended	Year Ended	Year Ended
	December 31, 2003	December 31, 2002	December 31, 2001
Sales to associated companies	€7.1	€5.2	€1.7
Sales to other related parties	13.4	13.8	10.4
Purchases from associated companies	24.4	19.2	17.3
Purchases from other related parties	12.0	6.7	3.9
Management service charges from related parties	7.9	3.2	7.1
Other income from associated companies	1.3	—	—
Other income from other related parties	0.5	—	—
Other expenses from related parties	—	—	0.7
Interest income from other related parties	0.4	—	—
Interest expenses to other related parties	34.9	—	—

Transactions with Directors

For the year ended December 31, 2001, total director remuneration was €3.3 million. Roschier Holmberg Attorneys Ltd., a law firm at which a former board member of Dynea Chemicals is a partner, provided €0.5 million in legal services to Dynea Chemicals in 2001.

Guarantees

Dynea Chemicals had given guarantees on behalf of associated companies of €0.2 million and €0.2 million at December 31, 2003 and 2002, respectively.

Group Contributions

DynoPart AS, a Norwegian limited liability company and subsidiary of Dynea Oy, disposed of its equity interest in Dynal Biotech (one of the Dyno Investcos) during 2001 for approximately €41.0 million. Under Norwegian tax legislation, companies are required to pay taxes on an individual entity basis, regardless of whether they belong to a consolidated group. However, individual companies within a consolidated group are permitted under certain conditions to transfer income to related entities within a tax period. These transfers are recorded as group contributions and are charged or credited to equity. In addition the current tax and deferred tax related to the group contributions are also charged or credited directly to equity.

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Group contributions amounting to €38.2 million were made by Dynopart AS and Dynopart Holding AS to Nordkem AS in 2001 of which €30 million was paid in cash during October 2001 and €8.2 million during September 2002. The group contribution received by Nordkem AS is not considered to be taxable and therefore the total group contribution of €38.2 million was taken to shareholders’ equity. In 2002, group contributions amounting to €0.9 million were made by Dynopart to Nordkem and a group contribution amounting to €6.0 million was made by Dynea Finland Oy to Dynea Oy. In 2003, group contributions amounting to €0.2 million were made by Dynopart to Nordkem and a group contribution amounting to €5.0 million was made by Dynea Oy to Dynea Chemicals.

In addition, Dynea Chemicals received a group contribution of €0.6 million from Dynea International Oy in 2003. Group contribution of €0.8 and €1.4 million was made by the Dynea Chemicals group to Dynea International Oy in 2002 and 2001, respectively.

26. Notes to the cash flow statement

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Notes	2003	2002	2001
Operating activities
Net loss for the year		€(64.9)	€(14.0)	€(48.9)
Adjustments for:
Depreciation and amortization	4, 5	50.7	53.8	56.5
Impairment write downs	4, 5	4.4	—	2.3
Restructuring and other related items		(0.5)	(0.7)	—
(Profit)/loss on sale of discontinued operations	23	(1.4)	—	3.3
Gain on sale of associated companies		—	—	(3.0)
Loss (gain) on sale of assets:
Profit on disposal of trading investments		—	—	(0.7)
Loss on sale of other assets		—	—	0.6
Share in undistributed earnings of associated companies and joint ventures	6	(14.7)	(3.3)	1.3
Finance costs	24	60.7	49.2	79.8
Income tax (benefit)	15	19.4	(5.2)	(7.6)
Minority interest	2	1.4	2.5	2.4

Working capital changes:
(Increase) decrease in inventory	7	7.5	(6.6)	15.7
(Increase) decrease in accounts and related party receivables	8	1.5	2.6	13.4
(Increase) decrease in trading investments		—	—	60.1
(Increase) decrease in other current assets	12	(1.9)	3.4	1.6
(Increase) decrease in other non-current assets		(0.7)	0.1	—
Increase (decrease) in accounts and related party payables	18	0.7	15.4	(13.2)
(Decrease) increase in accrued liabilities	19	5.0	(1.3)	(23.7)
Increase (decrease) in other current liabilities		0.7	(4.6)	(13.4)
Increase (decrease) in pension liabilities	16	2.0	1.8	0.7
Increase (decrease) in provisions		4.5	(3.8)	(0.9)
Increase (decrease) in other non-current liabilities	17	(1.2)	(2.3)	—
Correction for disposals and acquisitions		(9.7)	—	—

Cash generated from operations		€63.5	€87.0	€126.3

At December 31, 2001 included within cash generated from operations of €126.3 million is cash proceeds of 60.1 million from the disposal of bonds held by subsidiary that were categorized as trading investments.

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

27. Other principal subsidiary undertakings

Principal subsidiary undertakings as at December 31, 2003:

	Country of	% Ownership
Subsidiary	Incorporation	December 31, 2003
Dynea ASA	Norway	100%
Dynea Austria GmbH	Austria	100%
Dynea B.V.	Netherlands	100%
Dynea Erkner GmbH	Germany	100%
Dynea Ireland Ltd	Ireland	100%
Dynea NV	Belgium	100%
Dynea Finland Oy	Finland	100%
Dynea UK Ltd	UK	100%
Dynea Resins France SAS	France	100%
Dynea Canada Inc	Canada	100%
Dynea Overlays Inc	USA	100%
Dynea U.S.A. Inc.	USA	100%
Dynea NZ Ltd	New Zealand	100%
Dynea Singapore Pte. Ltd	Singapore	100%
PT Dyno Indria	Indonesia	51%

All holdings are in the ordinary share capital of the undertaking concerned.

28. Differences between IFRS and U.S. Generally Accepted Accounting Principles

Dynea Chemicals’s consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between IFRS and U.S. GAAP that affect the consolidated net loss and total shareholder’s equity are presented below together with explanations of those differences. Various differences that have insignificant or no impact, such as principals related to leases, impairments, and taxes, among others, have not been presented.

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
		2003	2002	2001
Reconciliation of net income (loss):
Net (loss) reported under IFRS		€(64.9)	€(14.0)	€(48.9)
U.S. GAAP adjustments:
Assets held for sale	a	—	—	—
Depreciation expense	a	1.4	1.4	1.4
Amortization of goodwill	a	—	—	0.1
Pension expense	b	0.6	—	(0.6)
Marketable securities	c	(0.2)	—	—
Reversal of amortization of goodwill	e	8.9	14.6	—
Discontinued operations	f	(2.8)	—	—
Treatment of negative goodwill	g	2.1	—	—
One-time termination benefits	h	1.2	—	—
Deferred tax effect of U.S. GAAP adjustments		(1.6)	(0.4)	(0.2)

Net (loss) income under U.S. GAAP		€(55.3)	€1.6	€(48.2)

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Presentation of net loss in accordance with U.S. GAAP:

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
		2003	2002	2001
(Loss) income from continuing operations		€(40.7)	€0.1	€(45.3)
Discontinued operations:	f
(Loss) income from discontinued operations, net of taxes of €10.5 million, €0.5 million and €1.3 million, respectively		(14.6)	1.5	(2.9)

Net (loss) income in accordance with U.S. GAAP		€(55.3)	€1.6	€(48.2)

		December 31, 2003	December 31, 2002
Reconciliation of shareholder’s equity:
Total shareholder’s equity reported under IFRS		€71.4	€125.3
U.S. GAAP adjustments:
Assets held for sale	a	2.2	2.2
Depreciation of tangible assets	a	6.1	4.7
Amortization of goodwill	a	0.5	0.5
Pension expense	b	1.5	0.9
Additional minimum pension liability	b	(7.1)	(7.6)
Marketable securities	c	—	0.2
Unrealized loss on marketable securities	c	—	(0.2)
Goodwill and fair value translation adjustments	d	(35.3)	(11.2)
Reversal of amortization of goodwill	e	23.5	14.6
Treatment of negative goodwill	g	2.1	—
One-time termination benefits	h	1.2	—

Deferred tax effect of U.S. GAAP adjustments		(0.8)	0.9

Total shareholder’s equity under U.S. GAAP		€65.3	€130.3

(a) Assets Held For Sale

In 1999, under U.S. GAAP, Dynea Chemicals determined that there were businesses which should be classified as assets held for sale in accordance with EITF 87-11 “Allocation of Purchase Price to Assets to be Sold.” These businesses were principally comprised of Oxo, Polyester, and NC Trading. The amount of net profit/(loss) on the sold operations that has been excluded from the income on a U.S. GAAP basis is €3.7 million and €(5.9) million, respectively for 2000 and 1999 and gives rise to a total adjustment to equity of €2.2 million

When goodwill was allocated to the assets to be sold at acquisition in order to reflect them at their fair value, negative goodwill was created. Accordingly, the carrying value of long-lived assets was reduced when that negative goodwill was eliminated under U.S. GAAP. This creates a difference between IFRS and U.S. GAAP related to goodwill amortization (€0.5 million adjustment to equity at December 31, 2003 and December 31, 2002, respectively) and depreciation expense (€6.1 million and €4.7 million adjustment to equity at December 31, 2003 and December 31, 2002, respectively). In 2002, the adjustment related to goodwill amortization was discontinued due to a new adjustment to reverse all goodwill amortization under U.S. GAAP.

(b) Pension Expense

Under IFRS the Company accounts for pension costs and similar obligations in accordance with IAS 19 (revised 2000), “Employee Benefits.” For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. The Company has the following differences in applying the two standards:

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

Certain subsidiaries maintain a “flat dollar” pension plan where benefit increases may be granted periodically. Under IFRS, these increases are accrued when calculating the projected benefit obligation and service cost, as they are considered a constructive obligation arising from an informal practice to grant such increases. However, under U.S. GAAP, these benefit increases are only accrued when the employer is deemed to be substantively committed to granting these increases. Otherwise, these increased benefits are treated as plan amendments when they occur.

Company’s benefit plans were amended in the United States in 2003 and in Canada in 2001. Under IFRS the plan amendments, to the extent vested, are recognized through the income statement in the year they occur. Under U.S. GAAP the impact is amortized over the expected services terms of the related employees.

In addition, the two frameworks differ in the treatment of curtailments and settlements. Under IFRS, gains or losses on a plan curtailment are recognized when Dynea Chemicals is demonstrably committed to making a material reduction in the future service benefits covered by a plan. U.S. GAAP, however, requires that an enterprise recognize gains related to a curtailment when the related employees terminate or the plan suspension or amendment is adopted, and recognize losses when it is probable that the curtailment will occur and the effects can be reasonably estimated. Both IFRS and U.S. GAAP allow for accelerated recognition of unrecognized amounts on curtailments and settlements. However, the methods used in determining the portion of unrecognized amounts differ under the two frameworks.

Under U.S. GAAP, the employer should recognize an additional minimum pension liability charged to other comprehensive income in shareholders’ equity to the extent that the unfunded accumulated benefit obligation (“ABO”) exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is calculated using based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee’s expected date of separation or retirement. IFRS does not require the recognition of an additional minimum liability.

The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and U.S. GAAP for pensions as of December 31, 2003, December 31, 2002 and December 31, 2001.

	December 31, 2003	December 31, 2002	December 31, 2001
Liability recognized for IFRS	€(17.3)	€(16.3)	€(14.2)
Difference in actuarial value of scheme liabilities	1.0	0.2	(0.1)
Difference in unrecognized amounts	0.4	0.7	1.2

Liability recognized for US GAAP before additional minimum pension liability	€(15.9)	€(15.4)	€(13.1)
Equity adjustment for minimum pension liability	(7.1)	(7.6)	(2.9)

Liability recognized for U.S. GAAP	€(23.0)	€(23.0)	€(16.0)
Net periodic post-employment benefit recognized for IFRS	€5.9	€5.2	€3.2
Difference in service cost	(0.1)	—	—
Difference in interest cost	—	—	(0.1)
Difference in recognition of unrecognized amounts	(0.3)	—	(0.4)
Difference in settlements/curtailments	0.5	—	1.1

Net periodic pension benefit recognized for U.S. GAAP	€6.0	€5.2	€3.8

(c) Marketable Securities

In accordance with IFRS the company accounts for marketable securities as discussed in Note 2. US GAAP requires that investments in debt and certain equity securities be classified as either trading, available-for-sale, or held to maturity, depending on management’s intent and ability with respect to holding such investments. Investments classified as available-for-sale are carried at fair value, with any unrealized gain or loss recorded as a separate component of equity. For the purposes of US GAAP, the gains and losses recognized from the application of market value in 2000 are recorded as unrealized gains and losses in a separate component of equity. The decline in fair value below the amortized cost relating to

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

individual marketable securities should be recorded through earnings if considered other than temporary. Therefore, in 2003 the fair value decline below carrying value (€0.2 million) was recorded to net income (loss) under U.S. GAAP.

(d) Translation Adjustments

In accordance with IAS 21, Dynea Chemicals translates goodwill and fair value adjustments arising from the acquisition of foreign entities at the exchange rate at the date of acquisition. Under U.S. GAAP, SFAS 52 requires these amounts to be translated at the exchange rate at each balance sheet date. The translation adjustment is included in comprehensive income under U.S. GAAP.

(e) Reversal of Amortization of Goodwill

Amortization of Goodwill

In accordance with IFRS, Dynea Chemicals amortizes all intangible assets including goodwill on a straight-line basis over the expected useful lives of the assets. In accordance with the provisions of SFAS 142, “Goodwill and Other Intangible Assets”, goodwill and intangible assets with indefinite lives are no longer amortized but subject to an annual impairment test. Dynea Chemicals adopted SFAS 142 on January 1, 2002. The U.S.GAAP adjustment reverses the amortization expense recorded under IFRS and also reverses the movement in accumulated amortization under IFRS during the period subsequent to the adoption of SFAS 142.

Impairment of Goodwill

Dynea Chemicals has evaluated its existing goodwill relating to prior business combinations and has determined that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required in order to conform to the new requirements of SFAS 142. The company has also reassessed the useful lives and carrying values of other intangible assets, and will continue to amortize these over their remaining useful lives.

As of January 1, 2002, Dynea Chemicals performed the transitional impairment test under FAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based on discounted cash flows. Upon completion of the transitional impairment test, Dynea Chemicals determined that there was no impairment as of January 1, 2002, as the carrying value of each reporting unit did not exceed its fair value. The Company also completed its annual impairment test required by SFAS 142 during the fourth quarter of 2002 and 2003, which was also performed by comparing the carrying value of each reporting unit to its fair value based on discounted cash flow. No impairment was recognized.

(f) Discontinued operations

In December 2002, Dynea Chemicals’ Board of Directors approved a detailed formal plan to sell its Oil Field Chemicals business segment. On January 28, 2003 the disposal of the business segment to M-I L.C.C. was completed. The deal became effective as of January 1, 2003 and included Oil Field Chemicals business in Norway, the subsidiaries in Australia, Great Britain, Indonesia, and Singapore, and the shares of an associated company in India. The income from discontinued operations is presented separately from the income from continuing operations. The adjustment (€2.8 million) relates to the translation of goodwill relating to the units sold (see (d) Translation Adjustments).

(g) Treatment of negative goodwill

Effective January 1, 2003 Dynea International acquired from its parent company Dynea the Chemitec companies consisting of Dynea Erkner Gmbh and Dynea Holding B.V. with its subsidiaries for a consideration of €36.2 million. The acquisition was regarded as a transaction between parties under common control and handled as uniting of interest. The transaction resulted in a negative goodwill of €15.0 million, which was credited against goodwill under IFRS and recognized as income in the line depreciation and amortization over 17 years. Under SFAS 142 negative goodwill is allocated to tangible assets of acquired companies and depreciated over their useful life. This leads to lower depreciation charges of these assets compared to IFRS.

(h) One-time termination benefits

In December 2003, the Board of Directors of Dynea Chemicals approved a detailed formal plan to relocate the production from Engene to Lillestrøm during 2004. Under IFRS the company recognizes a liability for termination benefits when it has a

Dynea Chemicals Oy and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(all amounts in € millions unless otherwise stated)

constructive obligation to provide these benefits. According to FAS 146 one-time termination benefits are measured at the communication date and then recognized ratably over the future service period.

29. Subsequent Event

On February 13, 2004, Dynea Chemicals and senior lenders signed an amendment and restatement agreement, including a novated and amended credit agreement. The amendments include amended financial covenants for 2004 and a waiver by senior lenders of any possible breaches of covenants relating to 2003. Dynea Chemicals has also agreed with the senior lenders that the business plans for fiscal years 2005, 2006 and 2007 will be presented to the senior lenders for approval in December 2004, and if approved, the senior lenders will agree to an amendment of certain financial covenants for 2005 – 2007. It was also agreed to introduce a new six years term loan facility, amounting to €31.7 million under the senior credit agreement. The facility, called Tranche D, was underwritten by the parent company Dynea Oy. €15.3 million of the new loan was drawn in February 2004 and the remainder will be drawn in August 2004. The new Tranche D loan facility carries an interest of Libor +3% plus 1% capitalised interest. Tranche D will be repaid in one instalment on December 31, 2009.

Item 18. Financial Statements.

     Not applicable.

Item 19. Exhibits.

Item	Exhibit
1.1*	Articles of Association of Dynea Chemicals Oy (formerly Neste Chemicals Oy).

1.2*	Articles of Association of Dynea International Oy (formerly Neste Chemicals International Oy).

2.1**	Indenture, dated as of August 8, 2000, among Neste Chemicals International Oy, Neste Chemicals Oy and The Bank of New York.

4.1*	Amendment and Restatement Agreement dated November 15, 2001 relating to the Credit Agreement Dated 7 August 2000, among Dynea Chemicals Oy, Nordkem AS, Citibank International Plc, Citibank, N.A. and Salomon Brothers International Limited.

4.2***	Amendment Agreement dated February 11, 2003 to terms of Senior Credit Agreement dated August 7, 2000 among Dynea Chemicals Oy, certain banks, Citibank International Plc, Citibank N.A. and Salomon Brothers International Limited.

4.3	Amendment and Restatement Agreement dated February 13, 2004 relating to the Credit Agreement Dated 7 August 2000, among Dynea Chemicals Oy, Nordkem AS, Citibank International Plc, Citibank, N.A., Citigroup Global Markets Limited and Dynea Oy.

4.4*	Amendment Agreement dated February 6, 2002 to the Sale and Purchase Agreement dated 8th August 2000 relating to the explosive business of the Dyno ASA Group between Dyno ASA, Dyno Industries USA Inc., Dyno Nederland B.V. (as Sellers) and Dyno Nobel ASA, Dyno Nobel Holding USA Inc., Dyno Nobel Holding Australia Ltd, Dyno Nobel Holding Sweden AB, and Dyno Nobel B.V. (as Buyers).

4.5(1)**	Master Business Purchase Agreement, dated February 23, 2001, by and between Neste Chemicals Oy as Seller on behalf of itself and The Polyester Group Companies and Ashland Inc. as Purchaser.

4.6****	Master Business Purchase Agreement, dated January 28, 2003, by and between Dynea Chemicals Oy as Seller on behalf of itself and The DOFC Group Companies and MI, L.C.C. as Purchaser.

4.7****	Toll Management Agreement for Oil Field Chemicals at Dynea’s Lillestrøm Plant, dated January 28, 2003, by and between Dynea ASA and M-I Norge AS.

8.1****	Principal subsidiary undertakings as at December 31, 2002.

12.1	CEO Certificate.

12.2	CFO Certificate.

*	Exhibits to the company’s Annual Report on Form 20-F filed April 30, 2001 under the Securities Exchange Act, as amended, hereby incorporated by reference in this annual report.

**	Exhibits to the company’s Registration Statement on Form F-4 (No. 333-13782 and 333-13782-01) filed August 2, 2001 under the Securities Act of 1933, as amended, hereby incorporated by reference in this annual report.

***	Exhibit to the company’s Report on Form 6-K submitted February 19, 2003, under the Securities Exchange Act, as amended, hereby incorporated by reference in this annual report.

****	Exhibits to the company’s Annual Report on Form 6-K filed April 14, 2003 under the Securities Exchange Act, as amended, hereby incorporated by reference in this annual report.

(1)	Portions of this Exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission under 17 C.F.R. §200.80(b).

SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DYNEA INTERNATIONAL OY
Company

/s/ Filip Frankenhaeuser

	Name:	Filip Frankenhaeuser
	Title:	Executive Vice President and Chief Financial
Officer

DYNEA CHEMICALS OY
Company

/s/ Filip Frankenhaeuser

	Name:	Filip Frankenhaeuser
	Title:	Executive Vice President and Chief Financial
Date: April 22, 2004		Officer